Form 20-F
period 2023-12-31
NFT Ltd
filed 2024-05-16
CIK 1958713

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-38036

NFT Limited
(Exact name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Office Q 11th Floor, Kings Wing Plaza 2, No.1 Kwan Street, Sha Tin, New Territories Hong Kong +86-13020144962
(Address of Principal Executive Offices)

Kuangtao Wang, Chief Executive Officer Office Q 11th Floor, Kings Wing Plaza 2, No.1 Kwan Street, Sha Tin, New Territories Hong Kong Telephone: +86-13020144962 Email: KuangtaoWang@nft-limited.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Share par value $0.005 per share	MI	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares of Class A ordinary shares, par value $0.005 outstanding as of December 31, 2023 is 1,399,675.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

i

INTRODUCTION

ii

FORWARD-LOOKING INFORMATION

The discussion contained in this Annual Report on Form 20-F (“Annual Report”) contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “target,” “expects,” “management believes,” “we believe,” “we intend,” “we may,” “we will,” “we should,” “we seek,” “we plan,” the negative of those terms, and similar words or phrases. We base these forward-looking statements on our expectations, assumptions, estimates and projections about our business and the industry in which we operate as of the date of this Annual Report. These forward-looking statements are subject to a number of risks and uncertainties that cannot be predicted, quantified or controlled and that could cause actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Annual Report describe factors, among others, that could contribute to or cause these differences. Actual results may vary materially from those anticipated, estimated, projected or expected should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect. Because the factors discussed in this Annual Report could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement made by us or on our behalf, you should not place undue reliance on any such forward-looking statement. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this Annual Report or the date of documents incorporated by reference herein that include forward-looking statements.

Currency, exchange rate, and other references

Unless otherwise noted, all currency figures in this filing are in U.S. dollars.

References to “US$,” “$”, “dollars” and “U.S. dollars” are to the legal currency of the United States.

References to “HK$” are to the Hong Kong dollars, the legal currency of Hong Kong.

Our reporting currency is U.S. Dollars. This Annual Report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of HK$ into U.S. dollars were made at HK$7.8019 and HK$7.8015 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2023 and December 31, 2022, respectively. We make no representation that the HK$ or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or HK$, as the case may be, at any particular rate or at all.

References to “Hong Kong” are to “Hong Kong, Special Administrative Region of the People’s Republic of China”.

Unless otherwise specified or required by context, references to “we,” “the Company”, “NFT Limited”, “our” and “us” refer collectively to (i) NFT Limited, (ii) the subsidiaries of NFT Limited, Takung ART CO LIMITED, Takung DIGITAL TECHNOLOGY LIMITED (“NFT Digital”), Takung EXCHANGE LIMITED (“NFT Exchange ”) and its wholly owned Hong Kong subsidiary, METAVERSE DIGITAL PAYMENT CO., LIMITED (“Metaverse HK”), respectively.

iii

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Not applicable

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we, our subsidiaries, the VIE and its subsidiaries face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

RISKS RELATED TO OUR BUSINESS AND FINANCIAL CONDITION

We are transitioning our business from PRC based business to internationally operated with a focus in U.S. Our business plan is at its early stage of development.

Starting from summer of 2021, we started to expand our business to provide block chain based consulting services to the companies engaged in releasing NFT and related businesses. In November 2021, the artwork unit trading platform operated by Tianjin Takung was suspended by the local authority as a result of the regulatory scrutiny by PRC governments on digital asset related business started. Since beginning of 2022, we made strategic decision to diversify our revenue stream while focusing on utilizing NFT related technologies. We are currently in an early development stage and may be subject to growth-related risks.

Although our management believes that our current business strategy has significant potential, our Company may never attain profitable operations and our management may not succeed in realizing its business objectives. If it is not able to execute our business strategy as anticipated, the Company may not be able to achieve profitability, and our business and financial condition may be adversely affected.

The global economy and the financial markets may negatively affect our business and clients, as well as the supply of and demand for works of art.

Our business is affected by global, national and local economic conditions since the services we provide are discretionary and we depend, to a significant extent, upon a number of factors relating to discretionary consumer spending in Hong Kong, mainland China and around the world. These factors include economic conditions and perceptions of such conditions by Traders, employment rates, the level of Traders’ disposable income, business conditions, interest rates, availability of credit and levels of taxation in regional and local markets. There can be no assurance that our services will not be adversely affected by changes in general economic conditions in Hong Kong, mainland China and globally.

The art market is influenced over time by the overall strength and stability of the global economy and the financial markets, although this correlation may not be immediately evident. In addition, political conditions and world events may affect our business through their effect on the economies, as well as on the willingness of potential buyers and sellers to invest and sell art in the wake of economic uncertainty.

A decline in trading volumes will decrease our trading revenues.

Trading volumes are directly affected by economic, political and market conditions, broad trends in business and finance, unforeseen market closures or other disruptions in trading, the level and volatility of interest rates, inflation, changes in price levels of artworks and the overall level of investor confidence. In recent years, trading volumes across our markets have fluctuated depending on market conditions and other factors beyond our control. Because a significant percentage of our revenues are tied directly to the trading volumes on our markets, a general decline in trading volumes would lower revenues and may adversely affect our operating results. Declines in trading volumes have also impacted our market share or pricing structures and adversely affected our business and financial condition.

Our NFT platform may not be successful and may expose us to legal, regulatory, and other risks. Given the nascent and evolving nature of cryptocurrencies, NFTs, and our NFT platform, we may unable to accurately anticipate or adequately address such risks or the potential impact of such risks. The occurrence of any such risks could materially and adversely affect our business, financial condition, results of operations, reputation, and prospects.

In July 2021, the Company focused on a new direction with three initiatives to develop blockchain and NFT related businesses, including consultancy service, NFT marketplace and blockchain-based online games. NFTs are digital assets recorded on a blockchain ledger for verification of authenticity and ownership of a unique digital asset, such as artwork. Given the increased scrutiny of digital assets as well as cryptocurrencies for regulatory and anti-money laundering purposes, it is possible that the United States and other jurisdictions will engage in increased scrutiny and regulation of NFTs and our business. While NFTs and cryptocurrencies are similar in that both are based on blockchain technology, unlike cryptocurrency units, which are fungible, NFTs have unique identification codes and represent content on the blockchain. The record of ownership of the NFT, which establishes authenticity and may also carry other rights, cannot be duplicated. As NFTs are a relatively new and emerging type of digital asset, the regulatory, commercial, and legal framework governing NFTs (as well as cryptocurrencies) is likely to evolve both in the United States and internationally and implicates issues regarding a range of matters, including, but not limited to, intellectual property rights, privacy and cybersecurity, fraud, anti-money laundering, sanctions, and currency, commodity, and securities law implications.

For example, NFTs raise various intellectual property law considerations, including adequacy and scope of assignment, licensing, transfer, copyright, and other right of use issues. The creator of an NFT will often have all rights to the content of the NFT and can determine what rights to assign to a buyer, such as the right to display, modify, or copy the content. To the extent we are directly or indirectly involved in a dispute between creators and buyers on our NFT trading platform, it could materially and adversely affect the success of our NFT platform and harm our business and reputation. NFTs, and our NFT platform, may also be an attractive target for cybersecurity attacks. For example, a perpetrator could seek to obtain the private key associated with a digital wallet holding an NFT to access and sell the NFT without valid authorization, and the owner of the NFT may have limited recourse due to the nature of blockchain transactions and of cybercrimes generally. NFT marketplaces, including our NFT platform, may also be vulnerable to attacks where an unauthorized party acquires the necessary credentials to access user accounts. The safeguards we have implemented or may implement in the future to protect against cybersecurity threats may be insufficient. If our NFT platform were to experience any cyberattacks, it could negatively impact our reputation and market acceptance of our platform.

NFTs, and our NFT platform, may also be subject to regulations of the Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Department of Treasury and the Bank Secrecy Act. Further, the Office of Foreign Assets Controls (“OFAC”) has signaled sanctions could apply to digital transactions and has pursued enforcement actions involving cryptocurrencies and digital asset accounts. The nature of many NFT transactions also involve circumstances which present higher risks for potential violations, such as anonymity, subjective valuation, use of intermediaries, lack of transparency, and decentralization associated with blockchain technology. In addition, the Commodity Futures Trading Commission has stated that cryptocurrencies, with which NFTs have some similarities, fall within the definition of “commodities.” If NFTs were deemed to be a commodity, NFT transactions could be subject to prohibitions on deceptive and manipulative trading or restrictions on manner of trading (e.g., on a registered derivatives exchange), depending on how the transaction is conducted. Moreover, if NFTs were deemed to be a “security,” it could raise federal and state securities law implications, including exemption or registration requirements for marketplaces for NFT transactions, sellers of NFTs, and the NFT transactions themselves, as well as liability issues, such as insider trading or material omissions or misstatements, among others. NFT transactions may also be subject to laws governing virtual currency or money transmission. For example, New York has legislation regarding the operation of virtual currency businesses. NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with one another. Our launch and operation of our NFT platform expose us to the foregoing risks, among others, any of which could materially and adversely affect the success of our NFT platform and harm our business, financial condition, results of operations, reputation, and prospects.

As the market for NFTs is relatively nascent, it is difficult to predict how the legal and regulatory framework around NFTs will develop and how such developments will impact our business and our NFT platform. Further, market acceptance of NFTs is uncertain as buyers may be unfamiliar or uncomfortable with digital assets generally, how to transact in digital assets, or how to assess the value of NFTs. The launch of our NFT platform also subjects us to risks similar to those associated with any new platform offering, including, but not limited to, our ability to accurately anticipate market demand and acceptance, our ability to successfully launch our new NFT platform offering, creator and buyer acceptance, technical issues with the operation of our new NFT platform, and legal and regulatory risks as discussed above. We believe these risks may be heightened with respect to our NFT platform, as NFTs are still considered a relatively novel concept. If we fail to accurately anticipate or manage the risks associated with our NFT platform or with our facilitation of cryptocurrency transactions, or if we directly or indirectly become subject to disputes, liability, or other legal or regulatory issues in connection with our NFT platform or cryptocurrency transactions, our NFT platform may not be successful and our business, financial condition, results of operations, reputation, and prospects could be materially harmed.

Our facilitation of transaction in digital works on our NFT platform exposes us to risks under U.S. and foreign tax laws.

Although under U.S. federal tax laws, cryptocurrencies are currently considered property versus currency, we are obligated to report transactions involving cryptocurrencies in U.S. dollars and must determine their fair market value on each transaction date. The U.S. federal taxing authorities have issued limited guidance on cryptocurrency transactions. The current guidance treats the use of cryptocurrency to purchase a NFT as a taxable disposition of the cryptocurrency, which subjects the holder to taxable gain that such holder must report for federal and state tax purposes. Similarly, a seller of a NFT is subject to tax on the sale of the NFT. Congress is currently proposing legislation that could require us to report such transactions to the IRS. Our failure to accurately record or report the cryptocurrency and NFT sales transacted through our NFT platform, or held by us, would expose us to adverse tax consequences, penalties, and interest. Moreover, the IRS, in connection with audits of cryptocurrency exchanges, has successfully sued to obtain account holder transaction and tax information. The applicability of tax laws in the United States and foreign jurisdictions with respect to cryptocurrency and NFTs will continue to evolve. This uncertainty increases the risk of non-compliance with tax laws, which in turn could result in adverse tax consequences, penalties, investigations or audits, litigation, account holder lawsuits, or the need to revise or restate our financial statements and associated consequences therewith, among other things. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, reputation, and prospects.

System limitations or failures could harm our business.

Our businesses depend on the integrity and performance of the technology, computer and communications systems supporting them. If our systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new services. These consequences could result financial losses and decreased customer service and satisfaction. If trading volumes increase unexpectedly or other unanticipated events occur, we may need to expand and upgrade our technology, transaction processing systems and network infrastructure. We do not know whether we will be able to accurately project the rate, timing or cost of any increases, or expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner.

We have insufficient insurance coverage.

We presently do not have any insurance to cover certain events such as physical damage to our office premises and resulting business interruption, certain injuries occurring on our property and liability for breach of legal responsibilities as we believe, based on our organization, business model and the remote possibility of the incurrence of substantial damages from such events, that the costs of such insurance greatly exceeds the benefits of having it. However, in the possible event of a significant loss from such an event, this may severely impact our performance or continue as a going concern.

The success of our business depends on our ability to market and advertise the services we provide effectively.

Our ability to establish effective marketing campaigns is the key to our success. Our advertisements promote our corporate image and our services. If we are unable to increase awareness of our brand, the benefits of using our trading platform to invest in artwork and that such investment is secure, we may not be able to attract new Traders. Our marketing activities may not be successful in promoting our services or in retaining and increasing our Trader base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may result in a material adverse effect on our results of operations.

Our success is dependent on the receptiveness of traders of artwork to our platform.

We believe the demand for artwork listings will be generated by our Traders. We hope to educate our Traders on the merits of using our platform to invest in artwork. Not only in the subject artwork secure and insured, it requires less capital for our Traders to invest as they need only invest in artwork units and not purchase the entire piece of artwork. We hope that they will see their investment as less risky as they are presented with the opportunity to diversify their investments through various pieces of artwork. Our success would accordingly depend on the receptiveness of Traders to the merits of investments on our platform.

If we are unable to renew the lease of our property, our operations may be adversely affected.

We do not directly own the land over the property we lease. We may lose our leases or may not be able to renew it when it is due on terms that are reasonable or favorable to us. This may have adverse impact on our operations, including disrupting our operations or increasing our cost of operations.

The failure to manage growth effectively could have an adverse effect on our employee efficiency, working capital levels, and results of operations.

Any significant growth in the market for our services or our entry into new markets may require an expansion of our employee base for managerial, operational, financial, and other purposes. As of the date of this annual report, we have 27 full time employees. During any growth, we may face problems related to our operational and financial systems and controls. We would also need to continue to expand, train and manage our employee base. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate, and motivate new employees.

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the purchase of supplies, development of new services, and the hiring of additional employees. For effective growth management, we will be required to continue improving our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers.

If we need additional capital to fund our growing operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

If adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan and we would have to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the competitive services by our competitors; (iii) the level of our investment in research and development; and (iv) the amount of our capital expenditures, including acquisitions. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

If we cannot obtain additional funding, we may be required to: (i) limit our future investments in research and development; (ii) limit our marketing efforts; and (iii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are acceptable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to our common stock. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management and operational and technical expertise of certain key personnel. In addition, we will require an increasing number of experienced and competent executives and other members of senior management to implement our growth plans. If we lose the services of any member of our senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects.

We are dependent on a trained workforce and any inability to retain or effectively recruit such employees, particularly distribution personnel and regional retail managers for our business, could have a material adverse effect on our business, financial condition and results of operations.

We must attract, recruit and retain a sizeable workforce of qualified and trained staff to operate our business. Our ability to implement effectively our business strategy and expand our operations will depend upon, among other factors, the successful recruitment and retention of highly skilled and experienced technical and marketing personnel. There is significant competition for qualified personnel in our business and we may not be successful in recruiting or retaining sufficient qualified personnel consistent with our current and future operational needs.

Our financial results may fluctuate because of many factors and, as a result, investors should not rely on our historical financial data as indicative of future results.

Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the market price of our securities. Operating results may fluctuate in the future due to a variety of factors that could affect revenues or expenses in any particular quarter. Fluctuations in operating results could cause the value of our securities to decline. Investors should not rely on comparisons of results of operations as an indication of future performance. As result of the factors listed below, it is possible that in future periods results of operations may be below the expectations of public market analysts and investors. This could cause the market price of our securities to decline. Factors that may affect our quarterly results include:

●	vulnerability of our business to a general economic downturn in Hong Kong and mainland China;

●	fluctuation and unpredictability of the prices of the products we sell;

●	changes in the laws and regulations of Hong Kong and mainland China that affect our operations; and

●	our ability to obtain necessary government certifications and/or licenses to conduct our business.

If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP could be materially and adversely affected. In addition, investor confidence in us and the market price of our equities could decline significantly if we conclude that our internal control over financial reporting is not effective.

We are consistently enhancing our internal controls over financial reporting by making the following changes: (i) we established a desired level of corporate governance with regard to identifying and measuring the risk of material misstatement, (ii) we set up a key monitoring mechanism including independent directors and audit committee to oversee and monitor our risk management, business strategies and financial reporting procedure, (iii) we have a Chief Financial Officer with SEC and US GAAP expertise and (iv) we have strengthened our financial team by employing more qualified accountant(s) to enhance the quality of our financial reporting function. We conducted out an evaluation using the framework set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission with the participation of our management, including Kuangtao Wang, the Company’s Chief Executive Officer and Yaobin Wang, the Company’s Chief Financial Officer of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of December 31, 2023. Based upon that evaluation, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.  However, we do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Accordingly, if in spite of such changes and improvements, our internal controls are still ineffective in our ability to accurately and timely report our financial results in accordance with U.S. GAAP, this could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. This, in turn, could result in a material adverse impact on us and undermine investor confidence in us and the market price of our equities could decline significantly.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our Traders or other participants, the communication infrastructure, or the e-platform on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

Future inflation may inhibit our ability to conduct business profitably.

Recently, the US economy has experienced high rates of inflation. High inflation may in the future cause US governments to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in US, and thereby harm the market for our services.

The Company’s requirements could exceed the amount of time or level of experience that our officer and directors may have.

Our success largely depends on the continuing services of our chief executive officer and chairman of the board of directors, Kuangtao Wang, our chief financial officer, Yaobin Wang, and our directors, Guisuo Lu, Doug Buerger and Ronggang (Jonanthan) Zhang. Our continued success, also, depends on our ability to attract and retain qualified personnel. We believe that Messrs. Li, Wang, Qian, Lu, Buerger and Zhang possess valuable business development and marketing knowledge, experience and leadership abilities that would be difficult in the short term to replicate. The loss of their services could have an adverse effect on our business, results of operations and financial condition as our potential future revenues.

There can be no assurance that we will be able to attract and hire officers or directors with similar experience to operate our business, in the event that any one of them is otherwise unsuccessful in doing so.

Because our funds are held in banks which may not be covered by sufficient insurance, the failure of any bank in which we deposit our funds could affect our ability to continue our business.

Banks and other financial institutions in Hong Kong and China may not be covered by sufficient insurance for funds held on deposit. The Hong Kong Deposit Protection Board manages and supervises the operation of the Deposit Protection Scheme, which protects deposit amounts up to only $64,487 (HK$500,000).

The Central Bank of Djibouti (BCD) regulates the banking sector and has implemented measures to strengthen the financial system, such as increasing capital requirements and improving liquidity ratios. However, there is no specific mention of a formal deposit insurance system that protects depositors in case of bank failures.

As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our employees and other creditors, we may be unable to continue in business.

Our annual effective income tax rate can change significantly as a result of a combination of changes in our U.S. and foreign earnings and other factors, including changes in tax laws or changes made by regulatory authorities.

Our consolidated effective income tax rate is equal to our total income tax expense (benefit) as a percentage of total book income (loss) before tax. However, income tax expense and benefits are recognized on a jurisdictional or legal entity basis instead of worldwide or consolidated level basis. Losses in one jurisdiction may not be used to offset profits in other jurisdictions and may cause an increase in our tax rate. Changes in statutory income tax rates and laws, as well as initiation of tax audits by local and foreign authorities, could impact the amount of income tax liability and income taxes we are required to pay. In addition, any fluctuation in the earnings (or losses) of the jurisdictions and assumptions used in the calculation of income taxes could have a significant effect on our consolidated effective income tax rate. Furthermore, our effective tax rate could increase if we are unable to generate sufficient future taxable income in certain jurisdictions, or if we are otherwise required to increase our valuation allowances against our deferred tax assets.

We are subject to taxation in multiple jurisdictions. As a result, any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, consolidated financial condition or results of operations.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions particularly in the Cayman Island, United States, and Hong Kong SAR. In addition, tax authorities in any applicable jurisdiction, including the United States, may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. In the event any applicable tax authorities effectively sustained their positions which are different from our tax treatment of any of our transactions, it could have a significant adverse impact on our business, consolidated results of our operations as well as consolidated financial condition.

Our financial position and results of operations may be significantly impacted by any unfavorable tax consequences due to the changes to the fiscal policies or tax regulations.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) which includes significant changes to the U.S. corporate income tax system and U.S. international tax regime. The effect of the international provisions of the Tax Act resulted in a one-time deemed repatriation tax on unremitted foreign earnings and profits (a “transition tax”), a minimum tax on foreign earnings of U.S.-based multinationals with foreign subsidiaries, a base erosion tax on transactions between U.S. and non-U.S. affiliated corporations, in structures involving U.S. and non-US headquartered groups, a partial participation exemption for dividends from foreign subsidiaries and several other changes across the U.S. international tax provisions addressing the source of income, FTCs, deductibility of payments and other issues, including ownership and transfers of intangible property (Global Intangible Low-Taxed Income or GILTI).

The remaining international tax provisions will be effective for taxable years beginning after December 31, 2017. The Company has evaluated whether it has additional provision amount resulted by the GILTI inclusion on current earnings and profits of its foreign controlled corporations. See our discussion and analysis of income tax in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The growth of aging receivables and a deterioration in the collectability of these accounts could adversely affect our results of operations.

We provide for bad debts principally based upon the aging of accounts receivable, in addition to collectability of specific customer accounts, our history of bad debts, and the general condition of the industry. During December 31, 2023 and 2022, we recognized $nil and $8,484, respectively, in provision for doubtful accounts.

While the management exercised its caution in the entry into agreements with authorized agents, who in turn select Traders and the Company reviewed the Traders, certain Traders could pay arrears the monthly fee and owe debts to the Company for a long period. In the event the Company has to write off the amount of uncollectible receivables of the authorized agent subscription fee and commission fee from the selected Traders, and if such write-off is material, it may have adverse impact on our financial results.

RISKS RELATED TO DOING BUSINESS IN HONG KONG

Our operations are conducted by our subsidiaries in Hong Kong and the United States. Accordingly, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. However, if certain PRC laws and regulations were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our common stock, to significantly decline or become worthless.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement had given Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region (“SAR”) of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong, and about the PRC’s pledge to allow a high degree of autonomy in Hong Kong. They considered, for example, that the proposals in Article 23 of the Basic Law in 2003 (which was withdrawn due to mass opposition) might have undermined autonomy. On June 10, 2014, Beijing released a new report asserting its authority over the territory. This ignited criticism from many people in Hong Kong, who said that the Communist leadership was reneging on its pledges to abide by the “one country, two systems” policy that allows for a democratic, autonomous Hong Kong under Beijing’s rule.

If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

It will be difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in Hong Kong.

Substantially all of our assets will be located in Hong Kong and United States, and our officers and our present directors reside outside of the United States. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

We may have difficulty establishing adequate management, legal and financial controls in Hong Kong, which could impair our planning processes and make it difficult to provide accurate reports of our operating results.

Although we will be required to implement internal controls, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in Hong Kong and mainland China in these areas. As a result of these factors, we may experience difficulty in establishing the required controls, making it difficult for management to forecast its needs and to present the results of our operations accurately at all times. If we are unable to establish the required controls, market makers may be reluctant to make a market in our stock and investors may be reluctant to purchase our stock, which would make it difficult for you to sell any shares of common stock that you may own or acquire.

Although we and our subsidiaries are not based in mainland China and we have no operations in mainland China, the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over overseas offerings and listings and/or foreign investment in issuers like ourselves. It may result in a material adverse change in our Hong Kong subsidiaries’ operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless, which would materially affect the interests of the investors.

We and our subsidiaries are not based in mainland China and do not have operations in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our common stock to investors; and (iii) may cause the value of our common stock to significantly decline or become worthless.

There remain some uncertainties as to whether we will be required to obtain approvals from Chinese authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We are also aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland-China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in mainland China must be stored in mainland China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. In addition, for critical information infrastructure operators, or the “CIIOs”, that purchase network-related products and services, the CIIOs shall declare any network-related product or service that affects or may affect national security to the Office of Cybersecurity Review of the CAC for cybersecurity review. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, the Review Measures stipulates that any online platform operators holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date of this annual, neither we nor our subsidiaries received any notice from any authorities identifying us or our subsidiaries as a CIIO or requiring us or our subsidiaries to undertake a cybersecurity review by the CAC. Further, as of the date of this annual report, neither we nor our subsidiaries have been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, the CAC published the Regulations on the Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. Our Hong Kong subsidiary, Metaverse HK may collect and store certain data (including certain personal information) from our clients who may be PRC individuals. We do not currently expect the Review Measures to have an impact on our business, operations or this offering as we do not believe that Metaverse HK is deemed to be a “CIIO” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review for overseas listing, because (i) Metaverse HK is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) as of the date of this annual report, Metaverse HK did not collect or store any personal information of individual clients of mainland China; and (iii) as of the date of this annual report, Metaverse HK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe our Hong Kong subsidiaries are not required to pass the cybersecurity review of the CAC in order to list our common stock in the U.S.

In addition, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe our Hong Kong subsidiaries are not required to obtain regulatory approval from the CSRC in order to list our shares of common stock in the U.S.

Since these rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Any failure of us to fully comply with new regulatory requirements may cause significant disruption to our business operations, materially and adversely affect our financial condition and results of operations, and cause our common stock to significantly decline in value or become worthless.

As of the date of this annual report, on the basis that we currently do not have any business operations in mainland China, we believe are not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer or continue to offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, if we and our Hong Kong subsidiaries (i) do not receive or maintain such approval, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such approval in the future, our operations and financial condition could be materially adversely affected, and our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

Although the audit report included in this annual report is prepared by U.S. auditors who are currently not inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as NYSE American, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.

Our auditor, Assentsure PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Inspections of other auditors conducted by the PCAOB outside mainland China and Hong Kong have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China and Hong Kong prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China and Hong Kong in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as NYSE American of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on NYSE American or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our common stock being delisted.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and would reduce the time before our securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor, Assentsure PAC, is headquartered in Singapore. Therefore, our auditor is subject to the Determination announced by the PCAOB on December 16, 2021. Notwithstanding the foregoing, in the future, if there is any regulatory change or steps taken by the PRC regulators that do not permit Assentsure PAC to provide audit documentation located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act. However, in the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. Furthermore, due to the recent developments in connection with the implementation of the Holding Foreign Companies Accountable Act, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control. Our auditor, Assentsure PAC, is headquartered in Singapore, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

While our auditor is based outside mainland China and Hong Kong, and is registered with the PCAOB and has been inspected by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. In addition, the recent developments would add uncertainties to the listing and trading of our shares of common stock and we cannot assure you whether NYSE American or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or NYSE American will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our common stock could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Delisting of our common stock would force holders of our common stock to sell their common stock. The market price of our common stock could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over overseas offerings and listings and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our common stock. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

We operate our business through subsidiaries in Hong Kong and the United States. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information included in this annual report, we derive part of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The Hong Kong protests that began in 2019 are ongoing protests in Hong Kong (the “Hong Kong Protests”) triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in Cayman Island, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

RISKS RELATING TO INVESTMENT IN OUR SECURITIES

An active public market for our common stock may not develop or be sustained, which would adversely affect the ability of our investors to sell their securities in the public market.

We cannot predict the extent to which an active public market for our common stock will develop or be sustained.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock.

Holders of a significant number of our shares and/or their designees may be eligible to sell our shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act (“Rule 144”), subject to certain limitations. In general, pursuant to Rule 144, a non-affiliate shareholder (or shareholders whose shares are aggregated) who has satisfied a six-month holding period, and provided that there is current public information available, may sell all of its securities. Rule 144 also permits the sale of securities, without any limitations, by a non-affiliate that has satisfied a one-year holding period. Any substantial sale of common stock pursuant to any resale prospectus or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

If we fail to maintain effective internal controls, we may not be able to accurately report our financial results or prevent fraud, and our business, financial condition, results of operations and reputation could be materially and adversely affected.

We are a public company and our internal controls are essential to the integrity of our business and financial results. Our public reporting obligations place a strain on our management, operational and financial resources and systems. Although we have implemented measures to enhance our internal controls, and plan to take steps to further improve our internal controls, if we encounter difficulties in improving our internal controls and management information systems, we may incur additional costs and management time in meeting our improvement goals. We cannot assure you that the measures taken to improve our internal controls will be effective. If we fail to maintain effective internal controls in the future, our business, financial condition, results of operations and reputation may be materially and adversely affected.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including SOX and related SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. Our management team will need to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

We do not foresee paying cash dividends in the near future.

We do not plan to declare or pay any cash dividends on our shares of common stock in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in Delaware under the name Cardigant Medical Inc. on April 17, 2009. Our initial business plan was focused on the development of novel biologic and peptide-based compounds and enhanced methods for local delivery of treatments for vascular diseases including peripheral artery disease and ischemic stroke.

Pursuant to the Stock Purchase Agreement dated as of July 31, 2014, Yong Li, an individual purchased a total of 22,185,230 (pre- Reverse Stock Split) restricted shares of common stock of the Company from a group of three former shareholders of the Company. In consideration for the shares, Mr. Li paid the sellers $399,344 in cash which came from his own capital. The sellers were Jerett A. Creed, the Company’s former Chief Executive Officer, Chief Financial Officer, director and formerly a controlling shareholder of the Company, the Creed Family Limited Partnership and Ralph Sinibaldi. The shares represented approximately 95% of the Company’s then issued and outstanding common stock. The sale was consummated on August 28, 2014. As a result of the transaction, there was a change in control of the Company.

On August 27, 2014, we entered into a Contribution Agreement with Cardigant Neurovascular. Pursuant to the Contribution Agreement, we assigned all our assets, properties, rights, title and interest used or held for use by our business, (except for certain excluded assets set forth therein) which was the treatment of atherosclerosis and plaque stabilization in both the coronary and peripheral vasculature using systemic and local delivery of large molecule therapeutics and peptide mimetics based on high density lipoprotein targets (“Cardigant Business”). In consideration for such contribution of capital, Cardigant Neurovascular agreed to assume all our liabilities raising from the Cardigant Business prior to the date of the Contribution Agreement and thereafter with regard to certain contributed contacts. We granted Cardigant Neurovascular an exclusive option for a period of 6 months to purchase the excluded assets for $1. Cardigant Neurovascular exercised this option October 20, 2014 and the excluded assets were assigned to Cardigant Neurovascular on October 20, 2014.

Also on October 20, 2014, we acquired the business of Hong Kong Takung through the acquisition of all the share capital of Hong Kong Takung under a Share Exchange Agreement dated September 23, 2014 in exchange for 209,976,000 (pre-Reverse Stock Split) newly-issued restricted shares of our common stock to the shareholders of Hong Kong Takung.

Hong Kong Takung is a limited liability company incorporated on September 17, 2012 under the laws of Hong Kong, Special Administrative Region, China. Although Hong Kong Takung was incorporated in late 2012, it did not commence business operations until late 2013.

As a result of the transfer of the excluded assets pursuant to the Contribution Agreement and the acquisition of all the issued and outstanding shares of Hong Kong Takung, we ceased the Cardigant Business and assumed Hong Kong Takung’s business operations.

On November 5, 2014, we filed a Certificate of Amendment to our Certificate of Incorporation with the Secretary of the State of Delaware to change our name from “Cardigant Medical Inc.” to “Takung Art Co., Ltd.”

On July 28, 2015, Hong Kong Takung incorporated a wholly owned subsidiary, Takung (Shanghai) Co., Ltd. (“Shanghai Takung”), in Shanghai Free-Trade Zone (SFTZ) in Shanghai, China, with a registered capital of $1 million. Shanghai Takung assists in Hong Kong Takung’s operations by receiving deposits from and making payments to online artwork Traders in mainland China on behalf of Hong Kong Takung. On January 27, 2016, Hong Kong Takung incorporated a wholly owned subsidiary, Takung Cultural Development (Tianjin) Co., Ltd (“Tianjin Takung”) in the Tianjin Free Trade Zone (TJFTZ) in Tianjin, China with a registered capital of $1 million. Tianjin Takung provides technology development services to Hong Kong Takung and Shanghai Takung, and also carries out marketing and promotion activities in mainland China. On May 8, 2020, Shanghai Takung was deregistered and its operations were merged with Tianjin Takung in order to save administrative costs. During 2021, Hong Kong Takung lost its control over the operation of Tianjin Takung and the assets, liabilities and results of operations of Tianjin Takung was deconsolidated.

On August 10, 2015, we filed a Certificate of Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a reverse stock split of our issued and outstanding shares of common stock at a ratio of 1-for-25 (the “Reverse Stock Split”). Upon filing of the Certificate of Amendment, every twenty-five shares of the Company’s issued and outstanding common stock were automatically converted into one issued and outstanding share of common stock, without any change in par value per share. No fractional shares will be issued as a result of the Reverse Stock Split. Shareholders who would otherwise be entitled to receive a fractional share will be entitled to rounding up their fractional shares to the nearest whole number.

Hong Kong Takung Art Holdings Company Limited (“Takung Art Holdings”) was incorporated in Hong Kong on July 20, 2018 and operates as a holding company to operate an e-commerce platform for offering, selling and trading whole pieces of artwork instead of units of artwork. Takung Art Holdings was deregistered on April 29, 2020 due to deregistration of Art Era Internet Technology (Tianjin) Co., Ltd.

Art Era Internet Technology (Tianjin) Co., Ltd (“Art Era”), formed in Tianjin on September 7, 2018, is a directly wholly owned subsidiary of Takung Art Holdings, and formed as a limited liability company with a registered capital of $2 million located in the Pilot Free Trade Zone in Tianjin. Art Era mainly focuses on developing our e-commerce platform for art. Art Era was deregistered on June 18, 2019 due to Company’s plan to put off the e-commerce platform development.

Hong Kong MQ Group Limited (“Hong Kong MQ”) was formed in Hong Kong on November 27, 2018 and currently has no operations. On June 19, 2019, as a result of a private transaction, one (1) share of common stock of Hong Kong MQ was transferred from Ms. Hiu Ngai Ma to the Company. The net asset of Hong Kong MQ was $nil as of the acquisition date. The consideration paid for the ownership transfer, which represent 100% of the issued and outstanding share capital of Hong Kong MQ, was $0.13 (HK$1). Hong Kong MQ became a direct wholly-owned subsidiary of the Company.

MQ (Tianjin) Enterprise Management Consulting Co., Ltd (“Tianjin MQ”) was incorporated in Tianjin, PRC on July 9, 2019 and is a directly wholly owned subsidiary of Hong Kong MQ. It was established as a limited liability company with a registered capital of $100,000 located in the Pilot Free Trade Zone in Tianjin. Tianjin MQ was expected to focus on exploring business opportunities. As a result of the Company’s effort in streamlining its operations, Tianjin MQ was deregistered on August 10, 2020.

NFT Digital was incorporated in Albany, New York on December 13, 2021 and is a wholly-owned subsidiary of Takung. This entity primarily provides administrative and technical supports for the development of NFT projects.

NFT Exchange was incorporated in Wyoming under the name “NFT Exchange Limited” on January 7, 2022 and is a wholly owned by Takung. On March 31, 2022, the registered name was changed to “NFT Exchange Limited”. This entity facilitates the business and operation of the new NFT exchange market.

Metaverse HK was formed in Hong Kong on January 27, 2022, and is wholly owned by NFT Exchange. This entity is engaged in digital payment service.

On August 24, 2022, the Company entered into certain securities purchase agreement, dated June 27, 2022, as amended on July 27, 2022 (the “SPA”), with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the SPA, the Company agreed to issue 10,380,623 units for a per unit price of $2.89 (the “Units”). Each Unit consists of one share of the common stock of the Company, par value $0.001 per share (the “Common Stock”) and a warrant to purchase two shares of Common Stock.

The issuance and sale of the Units is exempted from the registration requirement of the Securities Act pursuant to Regulation S promulgated thereunder.

The transaction contemplated by the SPA was closed on September 13, 2022, as all the closing conditions have been satisfied.

On November 1, 2022, Takung Art Co., Ltd. (the “Company”), Hong Kong Takung Art Company Limited (“Hong Kong Takung”) and Hong Kong MQ Group Limited (“Hong Kong MQ”, together with Hong Kong Takung, the “Targets”), the Company’s wholly owned subsidiaries, and Fecundity Capital Investment Co., Ltd. (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for cash consideration of $1,500,000 (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of the Targets and as a result, assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by the Targets. The closing of the Disposition is subject to certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from Access Partner Consultancy & Appraisals and the approval of the Company’s shareholders. On July 1st, 2023 it was closed after satisfying all closing conditions including receiving  $1,500,000 from the Purchase by Exchange Digital Limited.

On November 1, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), as amended and restated on December 15, 2022 and September 5, 2023 with NFT Limited (“NFT”), a Cayman Islands exempt company and a wholly owned subsidiary of the Company. Pursuant to the Merger Agreement, among other things, the Company merged with and into NFT, with NFT continuing as the surviving entity (the “Redomicile”). The Redomicile was approved by the Company’s shareholders on May 25, 2023 and became effective on September 18, 2023 (the “Effective Time”).

From and after the Effective Time, each share of the Company’s stock, either common stock or preferred stock issued and outstanding prior to the Effective Time (excluding certain excluding shares and dissenting shares, if any) were automatically converted into Class A Ordinary Shares of NFT on pro rata basis. Each share of NFT stock held immediately prior to the Effective Time by the Company was automatically cancelled and no payment was made with respect thereto. Takung Art Co Ltd. Ceased to exist on August 22, 2023 as evidenced by the State of Delaware Certificate of Merger for a domestic corporation merging into a foreign corporation.

Corporate Structure

The following diagram illustrates our current corporate structure, which includes all of our subsidiaries as of the date of this annual report:

B. Business Overview

Overview of Our Company

NFT Limited (the “Company”) is a holding company incorporated in Cayman Islands. Through our subsidiaries, we currently operate an electronic online platform located at https://www.nftoeo.com/ for artists, art dealers and art investors to offer and trade in ownership over valuable artwork in the form of non-fungible token or NFT. In addition, we also provide NFT consulting with respect to the strategic utilization of blockchain technology and NFT launch. Given our goal to create multiple potential revenue streams and continue to diverse the business model, we are also exploring NFT gaming business including sales of in-game characters NFTs and sales of membership packs.

The Company offers online listing and trading services that allow artists/art dealers/owners to access a much bigger art trading market where they can engage with a wide range of investors that they might not encounter without our platform. Our platform also invests in high-end and expensive artwork more accessible to ordinary people without substantial financial resources.

The Company, through its operating subsidiaries, generate revenue from services in connection with the offering and trading of artwork on its system, primarily consisting of trading commissions on the listing and trading of NFTs on our platform.

Takung Digital Technology Limited (“NFT Digital”) was incorporated in Albany, New York on December 13, 2021 and is a wholly-owned subsidiary of NFT Limited. This entity primarily provides administrative and technical supports for the development of NFT projects.

Takung Exchange Limited (“NFT Exchange”) was incorporated in Wyoming under the name “NFT Exchange Limited” on January 7, 2022 and is wholly owned by NFT Limited. On March 31, 2022, the registered name was changed to “Takung Exchange Limited. This entity facilitates the business and operation of the new NFT exchange market.

Metaverse Digital Payment Co., Limited (“Metaverse Digital Payment”) was formed in Hong Kong on January 27, 2022, and is wholly owned by TK Exchange. This entity is engaged in digital payment service.

On November 1, 2022, the Company, Hong Kong Takung and Hong Kong MQ (together with Hong Kong Takung, the “Targets”), and Fecundity Capital Investment Co., Ltd. (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for cash consideration of $1,500,000 (the “Purchase Price”) (the “Disposition”). The closing of the Disposition is subject to certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from Access Partner Consultancy & Appraisals and the approval of the Company’s shareholders. It was closed on June 30, 2023 after subject to conditions of receiving full payment from the Purchaser by Takung Digital Exchange.

Our principal executive office is located at Office Q, 11th Floor, Kings Wing Plaza 2, No. 1, Kwan Street, Sha Tin, New Territories, Hong Kong.

Cash Transfers and Dividend Distribution

Metaverse HK is permitted under the laws of Hong Kong to provide funding to NFT Exchange, a wholly owned subsidiary of the Company in Wyoming, through dividend distribution without restrictions on the amount of the funds. We and our subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Metaverse HK is the only subsidiary in Hong Kong. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Metaverse HK to NFT Exchange or from Metaverse HK to the Company and the investors in the U.S.

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out from share capital.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

Recent Regulatory Developments

We and our subsidiaries are not based in mainland China and do not have operations in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over overseas offerings and listing and/or foreign investment in issuers like ourselves. Such governmental actions, if and when occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our common stock to investors; and (iii) may cause the value of our common stock to significantly decline or be worthless.

We are also aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland-China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in mainland China must be stored in mainland China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. In addition, for critical information infrastructure operators, or the “CIIOs”, that purchase network-related products and services, the CIIOs shall declare any network-related product or service that affects or may affect national security to the Office of Cybersecurity Review of the CAC for cybersecurity review. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, the Review Measures stipulates that any online platform operators holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date of this annual, neither we nor our subsidiaries received any notice from any authorities identifying us or our subsidiaries as a CIIO or requiring us or our subsidiaries to undertake a cybersecurity review by the CAC. Further, as of the date of this annual report, neither we nor our subsidiaries have been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, the CAC published the Regulations on the Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. Our Hong Kong subsidiary, Metaverse HK may collect and store certain data (including certain personal information) from our clients who may be PRC individuals. We do not currently expect the Review Measures to have an impact on our business, operations or this offering as we do not believe that Metaverse HK is deemed to be a “CIIO” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review for overseas listing, because (i) Metaverse HK is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) as of the date of this annual report, Metaverse HK did not collect or store any personal information of individual clients of mainland China; and (iii) as of the date of this annual report, Metaverse HK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe our Hong Kong subsidiaries are not required to pass the cybersecurity review of the CAC in order to list our common stock in the U.S.

In addition, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe our Hong Kong subsidiaries are not required to obtain regulatory approval from the CSRC in order to list our shares of common stock in the U.S.

Business Overview

Our Trading Platform

Our proprietary platform is an all-electronic trading system, consisting of host computers, client-side terminals and an interconnected communication system. Our trading system supports the trading and payment/settlement of artwork ownership units. It is an electronic platform developed by a third-party software development company and customized for us, primarily consisting of a matching system, a transaction monitoring system, an account managing system and a settlement system.

Matching is a core function of our trading platform. Our system concludes transactions by matching all the transactions submitted by the Traders (as defined below). Transaction monitoring system is responsible for monitoring the daily transactions in real-time to ensure fairness and accuracy in our trading platform. The settlement system verifies and reconciles daily statistical data with the banks’ transaction system, and completes the registration and settlement (or payment) of artwork units once the transaction data is verified.

Our website https://www.nftoeo.com/ is an essential part of our trading platform.

The website is important as it is the gateway to our trading platform. It publishes our membership and trading rules, trading information disclosure, and artwork introduction, and provides services to Traders, such as account management. Traders may open, close and manage their accounts with us on our website. Client-end terminal may be downloaded from our website. Through the terminal, Traders may access their account with us and conduct transactions in artwork units, such as purchasing and selling and submitting inquiries. Data transmission between the Traders and our trading system is encrypted to prevent data leaks.

In order to execute a trade, a Trader logs into his online bank account and must first transfer funds from his bank account to his trading account with us. This ensures that he has sufficient funds to consummate a trade.

Offering and trading of artwork on our platform involves a number of parties, namely, Original Owner, Offering Agent, and Traders.

●	An Original Owner is the original owner of the artwork to be offered and traded on our platform. Customarily, the Original Owner is also the artist or creator of the artwork although this is not always the case. The Original Owner must have good and marketable title to the artwork and have the right to dispose of the artwork.

●	An Offering Agent is an entity that is experienced with artwork or artwork investment and has a good reputation. The Offering Agent is engaged by the Original Owner to assist him or her with the offering and trading of artwork, such as preparation of listing application and assigning an investment value, research, organizing promotions and marketing activities, communicating with potential investors, etc.

●	A Trader is anyone who is 18 years or older or any entity that maintains a trading account with us through our electronic trading platform and participates in the trading of artwork units. Once a Trader acquires one or more units of an artwork, the Trader becomes a Co-Owner of that artwork. Presently, only residents of the People’s Republic of China, Australia, Malaysia, Mongolia, New Zealand, Russia, Singapore and Taiwan are eligible to become a Trader.

Additional parties such as insurer, appraisal firm, trader service organizations and custodian for artworks will be retained in connection with the offering and trading of artwork on our system. A trader service organization is an independent legal entity pre-approved by us to provide business consulting services to our Traders.

Our trading system hardware platform is hosted by a rendered service from Amazon web and their server is in Singapore. Our clearing system hardware platform is hosted in Hong Kong and our disaster recovery system is set up in the CITIC Telecom IDC room, located in Hong Kong. The real-time data synchronization ensures the safety of transaction data.

Revenue

We generate revenue from our services in connection with the offering and trading of artwork on our system. Our revenue is mainly generated from trading commissions.

Sales and Marketing

The Company has a professional marketing team. After the platform is launched, it can be promoted online and offline simultaneously, so as to quickly increase its popularity, and use professional marketing solutions to attract more creators and purchasers to join the platform.

We expect that we will generate revenue from the offering and trading of NFT on our system, primarily consisting of membership fee, trading commissions, and advertising fees.

Employees

As of December 31, 2023, we had 27 full-time employees. As for the 27 employees, 4 are from board of directors, 1 is General Manager, 3 are from administrative department, 6 are from financial department, 5 are from technical department, 5 are from operation department, and 3 are from marketing department.

There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

Regulation

U.S. Regulations

On December 22, 2017, the Tax Cuts and Jobs Act (“the Act”) was enacted by the U.S. government which included a wide range of tax reform affecting businesses including the corporate tax rates, international tax provisions, tax credits and deduction with majority of the tax provision effective after December 31, 2017.

The Act establishes a flat corporate income tax rate of 21% which supersedes the current tax rate ranging from 15% through 35% and repeals the corporate alternative minimum tax (AMT) effective in 2018.

Under the Act, U.S. federal net operating losses (NOLs) carryforwards will be carried forward indefinitely while the two-year NOL carrybacks for NOLs arising in taxable years ending after December 31, 2017 was repealed. Furthermore, the Act imposes an annual limit of 80% on the amount of the taxable income that such NOLs can offset for the NOLs arising in taxable years ending December 31, 2019 and thereafter.

The Act has significantly modified the U.S. international business tax regime, essentially transforming the framework by which U.S. and non-U.S. headquartered businesses are taxed. The significant changes consist of:

●	A partial participation exemption system for profits derived by US-based multinationals from foreign subsidiaries, eliminating the friction of a US tax upon repatriation of overseas profits

●	A minimum tax on foreign earnings of US-based multinationals with foreign subsidiaries

●	A base erosion tax on transactions between US and non-US affiliated corporations, in structures involving US and non-US headquartered groups

●	A one-time tax on the estimated US$2-3 trillion of overseas earnings accumulated by US-based multinationals, payable over eight years, and thus allowing those profits to be repatriated without further US tax

●	Several other changes across the US international tax regime addressing the source of income, FTCs, deductibility of payments, and other issues, including ownership and transfers of intangible property (Global Intangible Low-Taxed Income or GILTI).

The Coronavirus Aid, Relief and Economy Security Act (“the CARES Act”) was signed into law on March 27, 2020. The CARES Act temporarily eliminates the 80% taxable income limitation (as enacted under the Tax Cuts and Jobs Act of 2017) for net operation loss (“NOL”) deductions for 2018-2020 tax years and reinstated NOL carrybacks for the 2018-2020 tax years. Moreover, the CARES Act also temporarily increases the business interest deduction limitations from 30% to 50% of adjusted taxable income for the 2019 and 2020 taxable year. Lastly, the Tax Act technical correction classifies qualified improvement property as 15-year recovery period, allowing the bonus depreciation deduction to be claimed for such property retroactively as if it was included in the Tax Act at the time of enactment. The Company does not anticipate a material impact on its financial statements as of December 31, 2020 due to the recent enactment.

Corporate tax rate: The corporate tax rate remains at a flat rate of 21% for 2022 and onwards. There were no changes to the corporate tax rate in recent years.

Alternative Minimum Tax (AMT): The corporate AMT was repealed in 2018 with the Tax Cuts and Jobs Act, and there have been no recent changes to this policy.

Research and Development (R&D) Tax Credit: The R&D tax credit has been made permanent and was not changed in recent years. However, the Bipartisan Infrastructure Deal of 2021 proposed some changes to the R&D tax credit, such as making it more accessible for small businesses.

In August 2022, Congress passed, and the President signed into law, the Inflation Reduction Act (IRA) of 2022 (Public Law No. 117-169), which includes a 15% book minimum tax on corporations with financial accounting profits over 1 billion US dollars (USD) and a 1% excise tax on certain stock buybacks.

Base Erosion and Anti-Abuse Tax (BEAT): BEAT was implemented in 2018 and there have been no significant changes in recent years. However, the Bipartisan Infrastructure Deal of 2021 proposed to increase the rate of BEAT to 15%.

In August 2022, Congress passed, and the President signed into law, the Inflation Reduction Act (IRA) of 2022 (Public Law No. 117-169), which includes a 15% book minimum tax on corporations with financial accounting profits over 1 billion US dollars (USD) and a 1% excise tax on certain stock buybacks.

Hong Kong Regulations

As a business operating in Hong Kong, we are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Securities & Futures

The securities and futures markets in Hong Kong are currently governed by the Securities & Futures Ordinance (“SFO”). The SFO consolidates and authorized the 10 previous ordinances regulating the securities and futures markets. The primary legislation and the subsidiary legislation commenced operation on April 1, 2003. By law, any person carrying on, among others, a business of dealing in securities in Hong Kong, has to be licensed by the Securities and Futures Commission (“SFC”) unless falling within one of the licensing exemptions.

The term “securities” under the SFO is defined as:

(a)	shares, stocks, debentures, loan stocks, funds, bonds or notes of, or issued by, or which it is reasonably foreseeable will be issued by, a body, whether incorporated or unincorporated, or a government or municipal government authority;

(b)	rights, options or interests (whether described as units or otherwise) in, or in respect of, such shares, stocks, debentures, loan stocks, funds, bonds or notes;

(c)	certificates of interest or participation in, temporary or interim certificates for, receipts for, or warrants to subscribe for or purchase, such shares, stocks, debentures, loan stocks, funds, bonds or notes;

(d)	interests, rights or property, whether in the form of an instrument or otherwise, commonly known as securities;

(e)	interests, rights or property, whether in the form of an instrument or otherwise, prescribed by notice under section 392 as being regarded as securities in accordance with the terms of the notice.

Our business model does not qualify as dealing in securities, as such term is defined in the SFO and as such, we are not required to obtain the requisite license from the SFC.

Supply of Services

We provide a platform to trade in artwork units for which we are compensated by receiving listing fees, management fees and trading commissions. The Hong Kong Supply of Services (Implied Terms) Ordinance (“SSO”), provides that in the absence of provisions in the contract for services, services should be carried out with reasonable care and skill (which generally means the services must meet the standard that a reasonable person would regard as satisfactory) ( section 5 of the SSO), the services should be performed within a reasonable time if the time of performance has not been fixed by the contract (section 6 of the SSO); and a reasonable charge should be paid if the charge has not been fixed by the contract (section 7 of the SSO).

If service suppliers fail to meet any one of the above conditions, they would be “in breach of contract”. Under these circumstances, consumers are entitled to sue defaulting suppliers for compensation.

Section 8(1) of the SSO provides that as against a party to a contract for the supply of a service who deals as a consumer, the other party (the service supplier) cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of this Ordinance. In other words, we cannot impose a contract term that excludes or restricts our liability on breach of contract.

In addition, the Hong Kong Control of Exemption Clauses Ordinance subject any attempt by us to exclude our liability for financial loss or damage to property during the course of the provision of our services to the test of “reasonableness”. Our exemption clauses are also controlled by the rules of common law. For example, an exemption clause must be incorporated into the contract, and the person who is seeking to rely on the exemption clause must show that reasonable steps have been taken to bring the clause to the attention of the other party.

The Hong Kong Unconscionable Contracts Ordinance only applies to a contract for the sale of goods or supply of services in which one of the contracting parties is dealing as a consumer. If the Court finds out that the contract or any part thereof was unconscionable (unfair/not sensible) in circumstances relating to the contract at the time when it was made, the Court would have the jurisdiction under section 5 of the Unconscionable Contracts Ordinance to refuse to enforce the contract, or to enforce the remainder of the contract without the unconscionable part, or to limit the application of, or to revise or alter, any unconscionable part so as to avoid any unconscionable result.

Fair Trading

The Trade Descriptions (Unfair Trade Practices) (Amendment) Ordinance 2012 (“Amendment Ordinance”) came into effect on July 19, 2013 and amended the Trade Descriptions Ordinance by prohibiting specified unfair trade practices that may be deployed against customers and strengthen the enforcement mechanism. The Customs and Excise Department is the principal enforcement agency under the Trade Descriptions Ordinance. Concurrent jurisdiction is conferred on the Office of the Communications Authority (“HKCA”) to enforce the new fair trading sections. The key amendments include:

●	the expansion of the definition of trade descriptions in relation to goods, as well as the extension of the scope to cover services;

●	the creation of new criminal offences on unfair trade practices, namely misleading omissions, aggressive commercial practices, bait advertising, bait-and-switch and wrongly accepting payment;

●	the introduction of a compliance-based mechanism under which civil enforcement options, namely the acceptance of undertaking from Traders and the seeking of injunction from the court where necessary, can be drawn on to promote compliance with the new fair trading sections introduced by the Amendment Ordinance; and

●	the creation of a new private right of action for damages to facilitate consumer redress.

On July 15, 2013, the Customs and Excise Department and the HKCA published the Enforcement Guidelines for the Amendment Ordinance to state the manner in which they will exercise their enforcement powers and provide guidance on the operation of the new legislative provisions.

Products

Intellectual Property

Our business is dependent on a combination of trademarks, trademark application, trade secrets and industry know-how, and copyright, in order to protect our intellectual property rights. The Company will apply for necessary intellectual property to support further business purpose.

In China, the Trademark Law and the Unfair Competition Law governs our marks. The Hong Kong SAR’s trade mark registration system is separate from the system operating in other parts of China. Trade mark registrations obtained in Chinese Trade Marks Office, or elsewhere in the world, do not automatically get protection in the Hong Kong SAR. Trade marks must be registered in the Hong Kong SAR before they can be protected in the Hong Kong SAR under the Trade Marks Ordinance.

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong), or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1—purpose and manner of collection of personal data;

●	Principle 2—accuracy and duration of retention of personal data;

●	Principle 3—use of personal data;

●	Principle 4—security of personal data;

●	Principle 5—information to be generally available; and

●	Principle 6—access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of the right to request correction of any data they consider to be inaccurate.

Employment

Some of our employees are employed in Hong Kong and we are subject to the Hong Kong Employment Ordinance (“EO”). The EO is the main employment legislation in Hong Kong. It guarantees certain minimum benefits, including:

●	Paid annual leave.

●	Paid sick leave.

●	Paid maternity leave.

Subject to limited exceptions, the EO applies to all employees working in Hong Kong, regardless of their nationality. Observing the terms of the EO is generally considered to be mandatory, although it is not specifically expressed to be an overriding statute.

Other mandatory laws that are likely to apply to the employment relationship with our employees include:

●	Personal Data (Privacy) Ordinance (PDPO). This ordinance regulates an employer’s collection or surveillance, use and disclosure of an employee’s personal data (including personal data contained in e-mails and phone calls).

●	Mandatory Provident Fund Schemes Ordinance (MPFSO). Subject to very limited exceptions, this ordinance requires employers in Hong Kong to enroll employees in a Mandatory Provident Fund (MPF) Scheme (that is, a retirement scheme), to which the employer and employee must make certain contributions. Foreign nationals are exempt if they are posted in Hong Kong to work for a period not exceeding 13 months or belong to a retirement scheme outside of Hong Kong. In certain cases, a Hong Kong national working outside of Hong Kong may still be subject to this ordinance if the employment has sufficient connection with Hong Kong.

●	Occupational Safety and Health Ordinance (OSHO). This ordinance imposes a duty on all employers, as far as is reasonably practical, to ensure the safety and health in the workplace of its employees. The OSHO covers most industrial and non-industrial workplaces in Hong Kong.

●	Employees’ Compensation Ordinance (ECO). If an employee suffers injury arising out of and in the course of employment in Hong Kong (or overseas, if the travel is authorized by the employer), the employer is usually liable to compensate the employee under the ECO. Eligible family members of an employee killed in an accident at work can also be entitled to compensation. If an employer carries on business in Hong Kong, its employees are protected under the ordinance. (An employee can work outside Hong Kong but his employment contract must have been entered into in Hong Kong.) All employers must maintain valid employees’ compensation insurance policies to cover their liabilities under the ordinance and at common law.

●	Companies Ordinance. Protects employees of a Hong Kong company (including a Hong Kong subsidiary of a foreign company) in relation to wages and other entitlements if the company is wound up. The employees become preferential creditors in the winding-up.

●	Sex Discrimination Ordinance (SDO), Disability Discrimination Ordinance (DDO), Family Status Discrimination Ordinance (FSDO) and Race Discrimination Ordinance (RDO). All legislate against various forms of discrimination.

●	Basic Law and the Hong Kong Bill of Rights Ordinance. These safeguard certain rights of individuals, although they have limited application in the context of employment law.

●	Labour Tribunal Ordinance. This ordinance empowers the Labour Tribunal to hear and resolve disputes relating to employment contracts as well as alleged breaches of the EO. It potentially covers disputes involving foreign nationals or Hong Kong residents working abroad.

●	Prevention of Bribery Ordinance (POBO). The POBO applies to employees, particularly to those who receive or solicit bribes from third parties (for example, an employee who receives bribes from a supplier of goods in return for placing orders with that supplier). In some cases, employees may also be subject to anti-corruption legislation in other jurisdictions.

Approvals, Licenses and Certificates

We require a number of approvals, licenses and certificates in order to operate our business. Our principal approvals, licenses and certificates are set forth below.

NFT Digital

●	Certificate of Incorporation filed the NYS Department of State on December 13, 2021.

NFT Exchange

●	Certificate of Incorporation dated January 7, 2022.

●	Certificate of Name Change dated March 31, 2022.

Metaverse HK

●	Certificate of Incorporation (No. 3124997) issued by Hong Kong Special Administrative Region, Registrar of Companies on January 27, 2022.

Competition

Traditionally art galleries and auction houses provide a platform for owners of artworks to sell their collections. However, their trading model is substantially different from ours. We believe we do not have any direct competition due to our unique business model of trading artwork ownership units instead of the artworks. We are not aware of any other companies engaging in a similar business.

Research and Development

Currently, we do not have any research and development activity. We are still connecting third parties to explore research and development projects that will help us expand our business.

C. Organizational Structure

As of December 31, 2023, the Company was lead by board of directors, and the general manager lead 5 departments, including the administrative department, financial department, technical department, operation department, and marketing department.

D. Property, Plants and Equipment

Not applicable

ITEM 4.A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain statements that may be deemed “forward-looking statements” within the meaning of United States of America securities laws.  All statements, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate and similar expressions or future conditional verbs such as will, should, would, could or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

These statements include, without limitation, statements about our anticipated expenditures, including those related to general and administrative expenses; the potential size of the market for our services, future development and/or expansion of our services in our markets, our ability to generate revenues, our ability to obtain regulatory clearance and expectations as to our future financial performance. Our actual results will likely differ, perhaps materially, from those anticipated in these forward-looking statements as a result of various factors, including: our need and ability to raise additional cash. The forward-looking statements included in this report are subject to a number of additional material risks and uncertainties, including but not limited to the risks described in our filings with the Securities and Exchange Commission.

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes to those statements included in this filing. In addition to historical financial information, this discussion may contain forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, particularly those set forth under “Special Note Regarding Forward-Looking Statements”, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Overview

We, through our wholly owned subsidiary, Metaverse HK, operate an electronic online platform located at https://www.nftoeo.com/for artists, art dealers and art investors to offer and trade valuable artwork. We offer online listing and trading services that allow artists, art dealers and owners to access a much bigger art trading market where they can engage with a wide range of investors that they might not encounter without our platform. Our platform also makes investment in high-end and expensive artwork more accessible to ordinary people without substantial financial resources.

We generate revenue from our services in connection with the offering and trading of artwork on our system, primarily consisting of trading commissions on NFT projects.

The company’s NFT business outlook can be described in several aspects below.

NFT Market Insights

Digital artwork based on NFT technology is becoming a hot asset. The earliest NFT projects can be traced back to the 2017 bull market CryptoKitties (the encrypted cats), which had the properties of scarcity and value anchoring of ownership. At its peak, a virtual cat could sell for more than $100,000. In terms of NFT artwork, in March 2021, artist Beeple’s NFT work “Every Day: The First 5,000 Days” sold for $69.346 million, making it the third-highest price for a living artist. According to a report by Invezz, the NFT market was worth $338 million in 2020, and it has grown by 800% to reach $490 million in 2021. With the help of the bull market wave, NFT has grown rapidly. As of the first quarter of 2021, the total transaction volume of the NFT market has exceeded 1.5 billion US dollars, an increase of more than 2627% from the previous quarter. In April 2021, the total market value of NFTs exceeded $30 billion for the first time, setting a new all-time high. Currently, NFTs can be used in the fields including games, artworks, domain names, insurance, collectibles, virtual assets, real assets, identities, etc. With the vigorous development of the digital world, many businesses will appear in digital form, and the application space and technological imagination of NFT are expected to become more and more attractive in the new digital economy world.

New business types

A.	Providing consulting services such as artwork valuation/appreciation potential

Avoiding poor offline communication and incomplete information, tapping into the needs of users and providing comprehensive consulting services on topics such as labor cost, artist influence, artistic value of works, and channels for obtaining works, which not only serves customers but also creates value for the company.

B.	NFT trading service

The Company is building a fully functional NFT trading platform, which has been in operation and generating revenue since June 2022. The platform is designed to include the categories of digital works such as artwork, music videos, collectibles, game props, sports, metaverse, virtual world, social tokens, and meet the needs of various users as much as possible. It is able to realize the whole business process of user registration-certification-work uploading-work casting-work trading. In the transaction process, the Company extracts a portion of the processing fee (including token minting, first sale, and second sale) to create value.

New Strategic Direction

The Company is committed to creating an original digital platform that integrates games, artworks, domain names, insurance, collectibles, virtual assets, real assets, identity and other fields, and changes the market status of traditional industries through its own efforts. Strategic goals: basic platform building-targeted population entry-providing services (consulting services, transaction services, advertising services)-optimizing the platform and expanding the scope of services-full service.

Competitor analysis

Opensea is an NFT market exchange. It has more than 20,000 users. Compared with projects in the popular decentralized finance (“DeFi”) field, it is second only to Uniswap, kyber and Compound, and higher than maker, 0x, etc. As a trading platform with a relatively high status in the NFT field, OpenSea has a complete range of collections, equivalent to Taobao in the NFT world. At present, the trading market of OpenSea has nearly 40,000 users, and the monthly transaction volume exceeds 5 million US dollars. Coinbase’s new NFT platform hits 1.4 million signups. The Coinbase platform has an active population of 50,000 users. The service rates for each service are as follows: 1. Rarible’s minting fees are borne by the creators themselves, and the royalties are also set by the creators themselves, with default amounts of 10%, 20% and 30%. 2. VIV3’s NFT minting costs and profits come from the 12.5% service fee it collects on the first and second sales. 3. OpenSea does not need gas fee to mint NFT. 4. Rarible charges a 2.5% service fee on the first sale. On the SuperRare platform, a 15% commission is charged on the first sale and a 3% fee (paid by the buyer) is charged on the second sale.

Our headquarters are located in Hong Kong, Special Administrative Region, People’s Republic of China and we conduct our business primarily in the United States and Hong Kong through a global online platform. Our principal executive offices are located at Office Q, 11th Floor, Kings Wing Plaza 2, No. 1, Kwan Street, Shatin, New Territory, Hong Kong.

Competitive Advantages

The advantages of the Company in the NFT transaction and blockchain market are as follows:

Innate industry advantages

In recent years, digital artworks of NFT technology based on blockchain technology are becoming popular assets. The NFT online platform the Company built can effectively solve the current situation such as unclear ownership of property, difficulty in distinguishing authenticity and low efficiency of artwork circulation. Convert business development from offline to online operation, so that the value of digital works can be freely circulated online.

Advantages of the core management team

The core team members of the Company have experience in blockchain technology development and NFT trading platform operation, which can ensure a smoother development and business operation in the later stage.

NFT’s platform advantages

The currently developed and launched NFT online trading platform supports multi-category product uploads, including: Digital art, Digital oil painting, Produced by Gallery, Personal products, Artist signature, Oil on canvas, Print, Paper ink, Device, Comprehensive media, Derivative, and It will be continuously enriched and improved according to customer interests. The NFT trading platform has stable performance, high security and easy to maintain. At the front end of the system, the Company will continuously improve the operability and user experience of the system focusing on improving the user experience.

Technical advantages

The Company’s digital works exchange platform that has been launched is built by a professional technical team. Each technician has rich industry experience, can work under a short development cycle or high pressure, and has a number of relevant industry benchmarking projects experience. The capability of the technical team ensures the strong technical support in the later system optimization and iterative update.

Marketing advantages

The Company has a professional marketing team. After the platform goes online, it can be promoted online and offline simultaneously, so as to quickly increase the popularity of the platform, and use professional marketing solutions to attract more creators and demanders to join in the platform.

Results of Operations

For the years ended December 31, 2023 and 2022

The following tables set forth our consolidated statements of operations data:

	For the year ended December 31			Variance
	2023	2022	2021	2023 vs 2022	2022 vs 2021
Revenue
Commission	$2,153,515	$3,403,536	-	$(1,250,021)	$3,403,536
Revenue	2,153,515	3,403,536	-	(1,250,021)	3,403,536
Cost of revenue	(556,590)	(782,790)	-	226,200	(782,790)

Gross profit	1,596,925	2,620,746	-	(1,023,821)	2,620,746

General and administrative expenses - Continuing operations	(2,473,600)	(2,708,499)	(13,289,150)	234,899	10,580,651
General and administrative expenses - Discontinued operations	(21,946)	(712,414)	(16,594,807)	690,468	15,882,393
Non-marketable investment impairment	-	(9,296,754)	(1,333,506)	9,296,754	(7,963,248)
Gain on extinguishment of debt	-	-	1,143,952	-	(1,143,952)
Total operating expenses - Continuing operations	(2,473,600)	(12,005,253)	(13,478,704)	9,531,653	1,473,451
Total operating expenses - Discontinued operations	(21,946)	(712,414)	(16,594,807)	690,468	15,882,393
Loss from continuing operations	(876,675)	(9,384,507)	(13,478,704)	8,507,832	4,094,197
Gain on disposal of subsidiaries - Discontinued operations	6,930,504	-	-	6,930,504	-
Total (other expense)/income - Continued operations	(733,372)	(786)	-	(732,586)	(786)
Total other income/(expense) - Discontinued operations	-	-	-	-	-

Loss before income taxes	(1,610,047)	(9,385,293)	(13,478,704)	7,775,247	4,093,411
Income tax expense - Continuing operations	94,947	255,805	-	(160,858)	255,805
Net loss from continuing operations	(1,704,994)	(9,641,098)	(13,478,704)	7,936,105	3,837,606
Net profit/(loss) from discontinued operations	6,908,558	(712,414)	(16,594,807)	7,620,972	15,882,393

Net profit	$5,203,564	$(10,353,512)	$(30,073,511)	$15,557,077	$19,719,999

Revenue

The Company generates revenue from its services in connection with the offering and trading of artworks on the Company’s system, primarily consisting of listing fee, trading commission, and management fee.

Effective January 1, 2018, the Company adopted Topic 606 using modified retrospective approach applied to its contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are accounted for and presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with Topic 605.

Under ASC 606, an entity recognizes revenue as the Company satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

The Company recognizes revenue when control of the promised services is transferred to the traders and service agents. Revenue is measured at the transaction price, which is based on the amount of consideration that the Company expects to receive in exchange for transferring the promised services to the traders and service agents. The revenue mainly falls into the following broad categories: (i) listing fee, (ii) commission, and (iii) management fee.

Revenue by category

Revenue from trade commission for our continuing operations were $2,153,515, $3,403,536 and $nil for the year ended December 31, 2023, 2022 and 2021, respectively.

Revenue by customer type

Revenue from Non-VIP traders for our continuing operations were $2,153,515, $3,403,536 and $nil for the year ended December 31, 2023, 2022 and 2021, respectively.

(i)	Commission fee revenue

For non-VIP Traders, the commission revenue was calculated based on a percentage of transaction value of artworks, which we charge trading commissions for the purchase and sale of the ownership shares of the artworks. The commission is typically 5% of the total amount of each transaction. The commission is accounted for as revenue and immediately deducted from the proceeds from the sales of artwork units when a transaction is completed.

Cost of Revenue

Cost of revenue primarily includes internet service charges, were $556,590, $782,790 and $nil for the year ended December 31, 2023, 2022 and 2021, respectively.

Cost of revenue – continuing operations for the years ended December 31, 2023, 2022 and 2021 were $556,590, $782,790 and $nil, respectively.

Cost of revenue – discontinued operations for the years ended December 31, 2023, 2022 and 2021 were $nil, $nil and $nil, respectively.

Gross Profit

Gross profit for our continuing operations were $1,596,925, $2,620,746 and $nil for the year ended December 31, 2023, 2022 and 2021, respectively. The gross profit for our continuing operations in 2022 was generated from the provision of consultancy service related to NFT business.

Operating Expenses

General and administrative expenses for the continuing operations were $2,473,600, $12,005,253 and $13,478,704 for the year ended December 31, 2023, 2022 and 2021, respectively.

General and administrative expenses from the discontinued operations were $21,946, $716,083 and $16,594,807 for the year ended December 31, 2023, 2022 and 2021, respectively. In the meantime, the Company disposed its subsidiaries and recognized a gain on disposal of subsidiaries of $6,930,504 for the year ended December 31, 2023.

The following table sets forth the main components of our operating expenses of our continuing operations and for discontinued operations for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31, 2023		For the year ended December31, 2022		For the year ended December31, 2021
	Amount($)	% of Total	Amount($)	% of Total	Amount($)	% of Total
Salary and welfare	1,349,098	54.1%	1,429,330	11.2%	97,234	0.3%
Office, insurance and rental expenses	10,323	0.4%	248,124	2.0%	304,890	1.0%
Legal and professional fees	655,280	26.2%	726,812	5.7%	1,028,884	3.4%
Consultancy fee	224,305	9.0%	111,000	0.9%	216,141	0.7%
Depreciation expenses	-	0.0%	1,395	0.0%	117	0.0%
Non-marketable Investment impairment	-	0.0%	9,296,754	73.1%	1,333,506	4.4%
Share-based compensation	-	0.0%	-	0.0%	10,881,967	36.2%
Gain on extinguishment of debt	-	0.0%	-	0.0%	(1,143,952)	(3.8)%
Others	234,594	9.4%	191,838	1.5%	799,917	2.6%
Total operating expenses-continuing operations	2,473,600	99.1%	12,005,253	94.4%	13,478,704	44.8%
Total operating expenses-discontinued operations	21,946	0.9%	712,414	5.6%	16,594,807	55.2%
Total	$2,495,546	100.0%	$12,717,667	100.0%	30,073,511	100.0%

The continuing operation also incurred a total of $nil in selling expenses from its continuing operations for the years ended December 31, 2023, 2022 and 2021, respectively.

Other (expense)/income

Other (expense)/income for the continuing operations were $733,372, $786 and $nil for the year ended December 31, 2023, 2022 and 2021, respectively.

The discontinued operation also incurred a total of $nil in other income from its discontinued operations for the years ended December 31, 2023, 2022 and 2021, respectively.

Loss before income taxes

Our continuing operations incurred loss before income taxes $1,610,047, $9,385,293 and $13,478,704 for the years ended December 31, 2023, 2022 and 2021, respectively.

Profit/(Loss) before tax from discontinued operations is $6,908,558, $(712,414) and $(16,594,807) for the year ended December 31, 2023, 2022 and 2021, respectively.

Income tax expense

The Company’s effective tax rate varies due to its multiple jurisdictions in which the pretax book incomes or losses incur. The Company was subject to a U.S. income tax rate of 21%, Hong Kong profits tax rate at 8.25% for the first HK$ 2 million (approximately $257,311) assessable profits and at 16.5% for assessable profits above HK$ 2 million (approximately $257,311) (16.5% prior to January 1, 2018) and PRC enterprise income tax rate at 25%.

The Global Intangible Low-taxed Income (GILTI) is a new provision introduced by the Tax Act. U.S. shareholders, who are domestic corporations, of controlled foreign corporations (CFCs) are eligible for up to an 80% deemed paid foreign tax credit (FTC) and a 50% deduction of the current year inclusion with the full amount of the Section 78 gross-up subject to limitation. This new provision is effective for tax years of foreign corporations beginning after December 31, 2017. The Company has evaluated whether it has additional provision amount resulted by the GILTI inclusion on current earnings and profits of its foreign controlled corporations. The Company has made an accounting policy choice of treating taxes due on future U.S. inclusions in taxable amount related to GILTI as a current period expense when incurred. As of December 31, 2022 and 2021, the Company does not have any aggregated positive tested income; and as such, does not have additional provision amount recorded for GILTI tax.

The Coronavirus Aid, Relief and Economy Security (CARES) Act (“the CARES Act, H.R. 748”) was signed into law on 27 March 2020. The CARES Act temporarily eliminates the 80% taxable income limitation (as enacted under the Tax Cuts and Jobs Act of 2017) for NOL deductions for 2018-2020 tax years and reinstated NOL carrybacks for the 2018-2020 tax years. Moreover, the CARES Act also temporarily increases the business interest deduction limitations from 30% to 50% of adjusted taxable income for the 2020 taxable year. Lastly, the Tax Act technical correction classifies qualified improvement property as 15-year recovery period, allowing the bonus depreciation deduction to be claimed for such property retroactively as if it was included in the Tax Act at the time of enactment. The company does not anticipate a material impact on its financial statements as of December 31, 2022 due to the recent enactment.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HK$ 2 million (approximately $257,868) of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business.

The provision for current income and deferred taxes of Hong Kong Takung has been calculated by applying the new tax rate of 8.25%. Hong Kong MQ still apply the original tax rate of 16.5% for its provision for current income and deferred taxes.

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to income taxes within the PRC at the applicable tax rate on taxable income. All the PRC subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 25% for the year ended December 31, 2023 and 2022.

The income tax expense from the continuing operations for the years ended December 31, 2023, 2022 and 2021 were $94,947, $255,805 and $nil.

The income tax expense from the discontinued operations for the years ended December 31, 2023, 2022 and 2021 were $nil, $nil and $nil, respectively.

Net profit/(loss)

As a result of our operations aforementioned, our net loss after income taxes for continuing operations for the years ended December 31, 2023, 2022 and 2021 were $1,704,994, $9,641,098 and $13,478,704, respectively.

Our discontinued operations incurred net profit $6,908,558, $(712,414) and $(16,594,807) for the year ended December 31, 2023, 2022 and 2021, respectively.

Foreign currency translation profit and loss

We had a foreign currency translation loss for the years ended December 31, 2023, 2022 and 2021 of $9,858, $(16,397) and $(13,059), respectively.

Comprehensive income/(loss)

As a result of the above, we posted a comprehensive income/(loss) of $5,193,706, $(10,369,909) and $(30,086,570) for the years ended December 31, 2023, 2022 and 2021, respectively.

Liquidity and Capital Resources

The following tables set forth our consolidated statements of cash flow:

	For the years ended December 31
	2023	2022	2021
Net cash provided by/(used in) operating activities-continuing operations	$(158,778)	$4,448,214	$(3,219,184)
Net cash used in operating activities- discontinued operations	(158,173)	(368,907)	(12,892,965)
	(316,952)	4,079,307	(16,112,149)

Net cash provided by/(used in) investing activities- continuing operations	265,668	1,401	(507,024)
Net cash provided by/(used in) investing activities- discontinued operations	61,376	127,805	(457)
	327,044	129,206	(507,481)

Proceeds from a short-term borrowing from a third party	(1,550,000)	1,550,000	-
Proceeds from stock option exercised	-	-	180,485
Proceeds from a private placement	-	60,000,007	5,000,000
Net cash provided by financing activities-continuing operations	(1,550,000)	61,550,007	5,180,485
Net cash provided by financing activities-discontinued operations	-	-	-
	(1,550,000)	61,550,007	5,180,485

Effect of exchange rate change on cash and cash equivalents, and restricted cash from continuing operations	-	(2,337)	(13,060)
Effect of exchange rate change on cash and cash equivalents, and restricted cash from discontinued operations	-	(643)	(548,845)
	-	(2,980)	(561,905)

Net increase in cash and cash equivalents - continuing operations	(1,443,110)	65,997,285	1,441,217
Net decrease in cash and cash equivalents and restricted cash - discontinued operations	(96,797)	(241,745)	(13,442,267)
	(1,539,907)	65,755,540	(12,001,050)

Cash and cash equivalents, beginning balance - continuing operations	67,500,438	1,503,153	61,936
Cash and cash equivalents and restricted cash, beginning balance- discontinued operations	96,797	338,542	13,780,809
	67,597,235	1,841,695	13,842,745

Cash and cash equivalents and restricted cash, ending balance - continuing operations	$66,057,328	$67,500,438	1,503,153
Cash and cash equivalents and restricted cash, ending balance - discontinued operations	-	96,797	338,542
	66,057,328	67,597,235	1,841,695
Reclassification between continuing operations and·discontinued operations
Cash flow reclassification - continuing operations		(1,138,811)	(1,230,002)
Cash flow reclassification - discontinued operations		1,138,811	1,230,002

Cash and cash equivalents and restricted cash, ending balance - continuing operations	$66,057,328	$66,361,627	273,151
Cash and cash equivalents and restricted cash, ending balance - discontinued operations	-	1,235,608	1,568,544
	66,057,328	67,597,235	1,841,695

Sources of Liquidity

The cash and cash equivalent balance from the continuing operations as of December 31, 2023 was $66,057,328.

During the year ended December 31, 2023, net cash used in operating activities from operating activities was $158,778 which predominantly related to the decrease in operating assets and liabilities, $1,546,216. The investing cash inflow from the continuing operations totaled $265,668. The net financing cashflows from continuing operations was $(1,550,000), which was related to the private placement of $6,438,507 and repayment of short-term borrowings from a third party of $1,550,000.

The cash and cash equivalent balance from the discontinued operations as of December 31, 2023 was $nil.

During the year ended December 31, 2023, net cash used in operating activities from discontinued operations was $158,173. Net cash provided by investing activities from discontinued operations was $61,376. There was no cash inflow or outflow from financing activities from our discontinued operations in 2023.

The cash and cash equivalent balance from the continuing operations as of December 31, 2022 was $67,500,438.

During the year ended December 31, 2022, net cash provided by operating activities from operating activities was $4,448,214 which predominantly related to the net loss from the continuing operations, $9,641,098. The financing cash inflows from continuing operations totaled $61,550,007.

The cash and cash equivalent balance from the discontinued operations as of December 31, 2022 was $1,235,608.

During the year ended December 31, 2022, net cash used in operating activities from discontinued operations was $368,907. Net cash provided by investing activities from discontinued operations was $127,805. There was no cash inflow or outflow from financing activities from our discontinued operations in 2022.

The cash and cash equivalent balance from the continuing operations as of December 31, 2021 was $273,151.

During the year ended December 31, 2021, net cash used in operating activities from continuing operations was $3,219,184. Net cash used in investing activities from continuing operations was $507,024. The financing cash inflows from continuing operations totaled $5,180,485.

The cash and cash equivalent balance from the discontinued operations as of December 31, 2021 was $1,568,544.

During the year ended December 31, 2021, net cash used in operating activities from discontinued operations was $12,892,965. Net cash used in investing activities from discontinued operations was $457. There was no cash inflow or outflow from financing activities from our discontinued operations in 2021.

As of December 31, 2023, total current liabilities from the continuing operations, $12,888,459, which was related to accrued expenses and other payables $3,259,319, advance from customers $4,306,519, tax payable $350,752 of NFT Limited, NFT exchange and Metaverse HK and warrant liability of $4,971,869.

As of December 31, 2023, the Company’s continuing operation had cash and cash equivalents of $66,057,328, a working capital of $60,803,638 and the net assets amounted to $60,803,638.

As of December 31, 2022, total current liabilities from the continuing operations, $6,643,446, which was related to accrued expenses and other payables $2,131,891, advance from customers $2,705,750，short term borrowings $1,550,000 and tax payable $255,805 of US Takung, NFT exchange and Metaverse HK. Total current liabilities from the discontinued operation, Hong Kong Takung, totaled $8,700,835 which consisted of $2,291,811 in reclass Hong Kong Takung liabilities, $6,409,024 in amount due to related parties.

As of December 31, 2022, the Company’s continuing operation had cash and cash equivalents of $63,361,627, a working capital of $59,723,738 and the net assets amounted to $59,723,738.

Total liabilities of the Company’s continuing operations as of December 31, 2023 and 2022 amounted to $12,888,459 and $6,643,446, respectively. Total liabilities of the Company’s discontinued operations as of December 31, 2023 and 2022 were $nil and $8,700,835, respectively.

Net assets of the Company’s continuing operations amounted to $60,803,638 and $59,723,738 as of December 31, 2023 and 2022, respectively.

Future Financings

We may sell our common stock in order to fund our business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that we will achieve sales of the equity securities or arrange for debt or other financing to fund our growth in case it is necessary, or if we are able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

Critical Accounting Estimates

We regularly evaluate the accounting policies and estimates that we use to make budgetary and financial statement assumptions. A complete summary of these policies is included in the notes to our financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management. The discussion of our critical accounting policies contained in Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies”, is incorporated herein by reference.

Recent Accounting Pronouncements

The discussion of the recent accounting pronouncements contained in Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies”, is incorporated herein by reference.

Recent Developments

Private Placements

The Company entered into certain securities purchase agreement (the “SPA”) on January 10, 2024 with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell an aggregate of 69,983,770 units (the “Units”), each Unit consisting of one Class A Ordinary Share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.276 per Share, at a price of $0.221 per Unit, for an aggregate purchase price of approximately $15.47 million (the “Offering”), subject to various conditions to closing. On February 2, 2024, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

Reverse Split and Authorized Share Capital Increase

On February 16, 2024, the Company held its 2024 annual general meeting of shareholders (the “2024 AGM”), pursuant to which the shareholders of the Company approved a reverse share split of all of the Company’s ordinary shares at an exchange ratio of one-for-fifty, such that every 50 Class A ordinary shares of a par value of US$0.0001 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A ordinary share of a par value of US$0.005 per share; and that every 50 Class B ordinary shares of a par value of US$0.0001 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B ordinary share of a par value of US$0.005 per share (the “Share Consolidation” or “Reverse Share Split”). The Share Consolidation took effect and the shares began trading on a split-adjusted basis from the open of market on April 12, 2024.

The shareholders of the Company also approved a proposal at the 2024 AGM to increase the authorized share capital and number of authorized shares of the Company immediately following the Share Consolidation from US$50,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.005 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.005 each to US$500,000 divided into 90,000,000 Class A ordinary shares of a nominal or par value $0.005 each and 10,000,000 Class B ordinary shares of a nominal or par value $0.005 each.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following are our officers and directors as of the date of this annual report. Most of our officers and other directors reside year-round in either the PRC or Hong Kong and, therefore, it may be difficult for investors to effect service of process within the U.S. upon the latter or to enforce judgments against them obtained from the United States courts.

The following table sets forth certain information concerning our directors and executive officer:

Name	Age	Position
Kuangtao Wang	45	Principal Executive Officer and Chairman
Yaobin Wang	38	Principal Financial Officer
Doug Buerger	65	Director
Guisuo Lu	60	Director
Ronggang (Jonathan) Zhang	60	Director

The following is a summary of the biographical information of our directors and officers:

Kuangtao Wang was appointed as our Pricipal Executive Officer on January 4, 2022 and as the chairman of the board of directors on August 1, 2022. Mr. Wang is a veteran businessman in the art exchange industry. He has been in the art exchange business as general manager of Yongbao Culture and Media Co. Ltd in China since 2007 and he founded an offline art exchange platform. Mr. Wang has extensive experience in business management and an in-depth understanding and vision for the non-fungible token industry. Mr. Wang graduated from Beijing International Business Administration Institute in 2012 with a bachelor’s degree.

Yaobin Wang was appointed as our Principal Financial Officer on July 10, 2023. He has over 15 years of financial management experience in internet and internet plus enterprises. He is proficient in finance, taxation, financing and financial information management. He has large-scale financial department management experience and cross-functional team management experience. He has served as the Finance Director & Operation Data Director of Lvmama.com since August 2018. From June 2017 to July 2018, Mr. Wang served as the Director and CFO of SunMoon Food Company Limited (SGX: AAJ). He served as an Investment Director of Yiguo Group from June 2017 to July 2018 and prior to that as Finance Director from April 2015 to June 2017. He received his bachelor’s degree in International Trade & Economy from Shanghai Jiaotong University in 2008. He is a certified public accountant in China and the United States.

Doug Buerger, is a scientific consultant with experience leading teams in all phases of pharmaceutical and medical device lifecycle development including research, development, manufacturing, business development, quality, clinical, and regulatory. Currently, Mr. Buerger works as a pharmaceutical consultant at Shinkei Therapeutics, coordinating contract development and manufacturing and clinical research services pursuing agency approval and commercialization of CNS therapeutics. From 2012 to 2018, he served as a manager for product development at Hercon Pharmaceuticals, LLC, where he was in charge of coordination of development pipeline, foster innovation mentality and problem-solving skills development in scientific staff personnel, developed and maintained annual departmental budgets. Mr. Buerger received his bachelor’s Bachelor of Science (cum laude) from University of Utah in 1981 and completed his Doctor of Philosophy in materials science & engineering at University of Utah in 1987.

Guisuo Lu, has served as the financial consultant of Shandong Yuntong Commercial Co., Ltd. since March 2020. From October 2013 to March 2020, Mr. Lu served as vice president of Yinsheng Financial Group and Yinsheng Payment Service Co., Ltd. From January 2005 to September 2013, Mr. Lu served in various positions including assistant general manager, deputy general manager and general manager at Terminal Service Center of Unionpay Commercial Co., Ltd., Hebei Branch. Mr. Lu graduated from Hebei Bank School in 1982 and graduated from Hebei Radio and TV University Hengshui Branch in 1988.

Ronggang (Jonathan) Zhang, has extensive experience in investment and finance in the industries of international engineering, renewable energy, eco-agriculture, infrastructure. He is also an outstanding consultant in the fields of international laws, blockchain, metaverse, digital economy and crypto currency. Mr. Zhang currently is also acting as a director of SOS Ltd. (NYSE: SOS), a listed company on The New York Stock Exchange, which engages in the business of providing a wide range of data mining and analysis services to corporate and individuals. He is the Chief Executive Officer of 5CGroup International Asset Management Co., Ltd. and Strategic Development Consultant of SG & CO PRC Lawyers, positions he has held since 2015. Mr. Zhang has served since 2015 as master’s supervisor of Zhejiang Sci-Tech University and visiting professor of Zhejiang NDRC Training Center. Mr. Zhang previously served as the Department Chief of Commercial Bureau of HEDA between 2003 and 2015 and as Chief of Investment Bureau of Ningbo Free Trade Zone between 2000 and 2003. Mr. Zhang received his bachelor’s degree at Hubei University in 1987, and Visiting Scholar to University of Newcastle upon Tyne, UK in 1996.

Term of Office

Our directors hold their positions until the next annual meeting of shareholders and until their successor is elected and qualified by our shareholders, or until their earlier death, retirement, resignation or removal.

Director Qualifications

Directors are responsible for overseeing the Company’s business consistent with their fiduciary duty to the shareholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. Our Board believes that there are general requirements for service on the Board that are applicable to directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. The Board considers the qualifications of director and director candidates individually and in the broader context of the Board’s overall composition and the Company’s current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by the shareholders, the Board will consider the nominee’s judgment, integrity, experience, independence, understanding of the Company’s business or other related industries and such other factors it determines are pertinent in light of the current needs of the Board. The Board also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Board requires that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board conducts interviews of potential director candidates to assess intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the board as a whole, in light of the Company’s current needs and its business priorities. The Board believes that it should include some directors with a high level of financial literacy and some directors who possess relevant business experience as a Chief Executive Officer or a President or like position. Marketing is the core focus of our business and the Company seeks to develop and deploy the world’s most innovative and effective marketing and technology. Therefore, the Board believes that marketing and technology experience should be represented on the Board. The Company is involved in the on-line trading business in Hong Kong and the PRC.  Therefore, the Company’s business also requires compliance with a variety of regulatory requirements and relationships with various governmental entities. Therefore, the board believes that governmental, political or diplomatic expertise should be represented on the Board.

Set forth below are a chart and a narrative disclosure that summarize the specific qualifications, attributes, skills and experiences described above. An “X” in the chart below indicates that the item is a specific reason that the director has been nominated to serve on the Company’s Board. The lack of an “X” for a particular qualification does not mean that the director does not possess that qualification or skill. Rather, an “X” indicates a specific area of focus or expertise of a director on which the board currently relies.

	Doug Buerger	Ronggang (Jonathan) Zhang	Guisuo Lu
High level of financial literacy		X	X

Extensive knowledge of the Company’s business		X	X

Marketing/Marketing related technology experience	X	X

Relevant Chief Executive/President or like experience	X	X	X

Corporate Governance expertise		X

Doug Buerger

Marketing/Marketing related technology experience - Mr. Buerger is a scientific consultant with experience leading teams in all phases of pharmaceutical and medical device lifecycle development including research, development, manufacturing, business development, quality, clinical, and regulatory.

Relevant Chief Executive/President experience - Mr. Buerger served as a manager for product development at Hercon Pharmaceuticals, LLC, where he was in charge of coordination of development pipeline, foster innovation mentality and problem-solving skills development in scientific staff personnel, developed and maintained annual departmental budgets

Guisuo Lu

High level of financial literacy – Mr. Lu is currently a financial consultant of Shandong Yuntong Commercial Co., LTD. Mr. Lu previously worked at Bank Card Business Department of Industrial and Commercial Bank of China (Hebei Branch) from September 1982 to January 2005.

Extensive knowledge of the Company’s business – Mr. Lu has extensive experience in the fields of block-chain operation including NFT business.

Relevant Chief Executive/President experience – Mr. Lu served as vice president of Yinsheng Financial Group and Yinsheng Payment Service Co., Ltd. from October 2013 to March 2020.

Corporate Governance Expertise – Mr. Lu served as a top management team member with Industrial and Commercial Bank of China.

Ronggang (Jonathan) Zhang

High level of financial literacy– Mr. Zhang has extensive experience in investment and finance in the industries of international engineering, renewable energy, eco-agriculture, infrastructure. Mr. Zhang previously served as the Department Chief of Commercial Bureau of HEDA between 2003 and 2015 and as Chief of Investment Bureau of Ningbo Free Trade Zone between 2000 and 2003.

Extensive knowledge of the Company’s business – Mr. Zhang an outstanding consultant in the fields of international laws, blockchain, metaverse, digital economy and crypto currency.

Relevant Chief Executive experience – He is the Chief Executive Officer of 5CGroup International Asset Management Co., Ltd.

Corporate Governance Expertise – Mr. Zhang currently is also acting as a director of SOS Ltd., a listed company on The New York Stock Exchange, which engages in the business of providing a wide range of data mining and analysis services to corporate and individuals.

Directors or Executive Officers involved in Bankruptcy or Criminal Proceedings

To our knowledge, during the last ten years, none of our directors and executive officers (including those of our subsidiaries), has:

●	Had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

●	Been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses.

●	Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

●	Been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

●	Been the subject to, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Committees

Our business, property and affairs are managed by or under the direction of the Board of Directors. Members of the Board of Directors are kept informed of our business through discussion with the chief executive and financial officers and other officers, by reviewing materials provided to them and by participating at meetings of the board and its committees.

Our Board of Directors has three committees - the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. The Audit Committee currently consists of Guisuo Lu, Ronggang (Jonathan) Zhang and Doug Buerger with Guisuo Lu serving as Chairman. The Compensation Committee currently consists of Guisuo Lu, Ronggang (Jonathan) Zhang and Doug Buerger with Doug Buerger serving as Chairman. The Governance and Nominating Committee (the “Nominating Committee”) currently consists of with Guisuo Lu, Ronggang (Jonathan) Zhang and Doug Buerger with Ronggang (Jonathan) Zhang serving as Chairman.

Our Audit Committee is involved in discussions with our independent auditor with respect to the scope and results of our year-end audit, our quarterly results of operations, our internal accounting controls and the professional services furnished by the independent auditor. Our Board of Directors has determined that Guisuo Lu qualify as audit committee financial experts and have the accounting or financial management expertise as required under NYSE Rule 303A.07(a). Our Board of Directors has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis.

The Compensation Committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally. If so authorized by the Board of Directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The Compensation Committee does not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee consults with the chief executive officer, who may make recommendations to the Compensation Committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers.

The Governance and Nominating Committee is involved in evaluating the desirability of and recommending to the Board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally.

Board Meetings

The Board of Directors and its committees held the following number of meetings during 2023:

Board of Directors	4
Audit Committee	1
Compensation Committee	1
Nominating Committee	1

The above table includes meetings held by means of a conference telephone call and the actions taken by unanimous written consent.

Each director attended at least 80% of the total number of meetings of the Board of Directors and those committees on which he served during the year.

Material Changes to the Procedures by which Security Holders May Recommend Nominees to the Board of Directors

There have been no material changes to the procedures by which security holders may recommend nominees to the Board of Directors.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officers and principal financial officer, principal accounting officer or controller, or persons performing similar functions and also to other employees.

Board Leadership Structure and Role in Risk Oversight

Mr. Kuangtao Wang is the Company’s Chairman of Board of Director. We have three independent directors. Mr. Kuangtao Wang is our Chief Executive Officer. Mr. Yaobin Wang is our Chief Financial Officer. They are best situated to serve as our business and industry most capable of identifying strategic priorities and executing our business strategy. We believe that this leadership structure has served the Company well. The Board’s role in the risk oversight of the Company includes, among other things:

●	appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

●	approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing annually the independence and quality control procedures of the independent auditors;

●	reviewing and approving all proposed related party transactions;

●	discussing the annual audited financial statements with the management; and

●	meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management.

Our Board of Directors is responsible to approve all related party transactions. We have not adopted written policies and procedures specifically for related person transactions.

Limitations on Liability

Article VI of our Bylaws limits the liability of our directors, officers and employees to the fullest extent permitted by Delaware law. Consequently, our directors and officers may not be personally liable for monetary damages regarding their duties as directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Form 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish our Company with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such reports received by us and on written representations by our officers and directors regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, we believe that, with respect to the fiscal year ended December 31, 2023, our officers and directors, and all of the persons known to us to own more than 10% of our common stock, filed all required reports on a timely basis, save that one officer who filed an erroneous report, which has since been rectified.

B. Compensation

The following table sets forth information with respect to the compensation of each of the named executive officers for services provided in all capacities to NFT Limited and its subsidiaries in the fiscal years ended December 31, 2023 and 2022 in their capacity as such officers.

Summary Compensation Table

Name & Principal Position	Fiscal Year	Base Compensation (annual, unless otherwise noted)	Bonus	Share Award	Total Annual
Kuangtao Wang[1]	2023	$180,000	-	-	$180,000
Pricipal Executive Officer	2022	$-	-	-	$-

Yaobin Wang[3]	2023	$60,000	$-	-	$60,000
Pricipal Financial Officer	2022	$-	$-	-	$-

Jianguang Qian[4]	2023	$-	$-	-	$-
Former Pricipal Executive Officer	2022	$43,947	$-	-	$43,947

Zhirong Li5	2023	$-	$-	-	$-
Former Chief Financial Officer	2022	$9,000	-	$-	$9,000

(1)	Mr. Wang was appointed as our Co-Principal Executive Officer on January 4, 2022.

(2)	Mr. Li was appointed as our Principal Executive Officer on July 20, 2021. He received restricted share-based 150,000 share ($765,000) awards on November 30, 2021. The Company terminated the employment agreement with Mr. Li on April 14, 2023.

(3)	Mr. Wang was appointed as our Principal Financial Officer on July 10, 2023. Mr. Wang will receive an annual base salary of $60,000 and discretionary share compensation of up to $35,000 per year for his services as Principal Financial Officer

(4)	Mr. Qian was appointed as our Chief Financial Officer on January 5, 2022 and resigned on July 10, 2023

(5)	Ms. Li was appointed as our Chief Financial Officer on December 3, 2021 and resigned on January 5, 2022

Compensation Discussion and Analysis

We strive to provide our named executive officers (as defined in Item 402 of Regulation S-K) with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in similar locations.

It is not uncommon for Hong Kong private companies to have base salaries as the sole form of compensation. The base salary level is established and reviewed based on the level of responsibilities, the experience and tenure of the individual and the current and potential contributions of the individual. The base salary is compared to the list of similar positions within comparable peer companies and consideration is given to the executive’s relative experience in his or her position. Base salaries are reviewed periodically and at the time of promotion or other changes in responsibilities.

We have formed a compensation committee to oversee the compensation of our named executive officers. All the members of the compensation committee are independent directors.

Compensation of Directors

The following table sets forth the compensation received by our directors in fiscal years of 2023 and 2022 in their capacity as directors.

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus ($)	Share Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred	All Other Compensation ($)	Total ($)
Kuangtao Wang[1]	2023		$180,000	-	-	-	-	-	$180,000
Director and Chairman	2022		$60,000	-	-	-	-	-	$60,000

Doug Buerger	2023		$46,000	-	-	-	-	-	$46,000
Director	2022		$46,000	-	-	-	-	-	$46,000

Ronggang (Jonathan) Zhang[2]	2023	-	$46,000	-	-	-	-	-	$46,000
Director	2022	-	$46,000	-	-	-	-	-	$-

Guisuo Lu3	2023	-	$40,000	-	-	-	-	-	$40,000
	2022		$13,333						$13,333

(1)	Mr. Kuangtao Wang was appointed as Chairman of the board of directors on August 1, 2022.

(2)	Mr. Ronggang (Jonathan) Zhang was appointed as director of the board of directors on December 3, 2021. He received no share awards for the years ended December 31, 2023.

(3)	Mr. Guisuo Lu was appointed as director of the board of directors on August 1, 2022.

Option Grants Table

During the years ended December 31, 2023 and 2022, the Company did not grant new share options under the 2015 Plan respectively.

Outstanding Equity Awards at Fiscal Year-End

During the year ended December 31, 2022, Nil restricted share-based awards were granted. Each of the awards is subject to service-based vesting restrictions. The total unvested restricted shares Nil shares as of December 31, 2023.

During the year ended December 31, 2023, none of any outstanding Equity Awards were granted to employees, directors & officers, or consultants or any third parties.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

There was no share option awarded and vested during the fiscal year ended December 31, 2023 and the fiscal year ended December 31, 2023.

Long-Term Incentive Plan (“LTIP”) Awards Table

There were no awards made in the last completed fiscal year under any LTIP.

Pension and Retirement Plans

Currently, except for contributions to the PRC government-mandated social security retirement endowment fund for those employees who have not waived their coverage, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in our control.

C. Board Practices

Board of directors

Duties and Functions of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends and other distributions, and (iii) appointing officers and determining their terms of offices and responsibilities.

Terms of Directors and Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

D. Employees

As of December 31, 2023, we had 27   full-time employees. As for the 27 employees, 4 are from board of directors, 1 is General Manager, 3 are from administrative department, 6 are from financial department, 5 are from technical department, 5 are from operation department, and 3 are from marketing department.

There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

E. Share Ownership

Equity Compensation Plans

There was no equity compensation plans effective during the fiscal year ended December 31, 2023 and the fiscal year ended December 31, 2022.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) any person or group owning more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and (iv) all executive officers and directors as a group as of May 15, 2024.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o NFT Ltd, Office Q ON ,11th Floor Kings Wing Plaza 2, No 1 On Kwan Street, Shatin, New Territories, Hong Kong.

		Number of Shares	Percentage Ownership of
Beneficial Ownership	Title of Class	Beneficially Owned(1)	Shares of Common Share
Owner of more than 5% of Class
Yanhui Chen	Class A Ordinary Shares	182,971	5.089%
Zhenwei Li	Class A Ordinary Shares	182,971	5.089%
Yihang Sun	Class A Ordinary Shares	182,971	5.089%
Wang Zhang	Class A Ordinary Shares	182,971	5.089%
Directors and Officers
Kuangtao Wang	Class A Ordinary Shares
Yaobin Wang	Class A Ordinary Shares	-	*
Doug Buerger	Class A Ordinary Shares	-	*
Guisuo Lu	Class A Ordinary Shares	-	*
Ronggang (Jonathan) Zhang	Class A Ordinary Shares	-	*
All Officers and Directors (Five persons)		-	*

*	Who holds no share of the Company

(1)	The address for Yanhui Chen is No.1 Tongfu Street, Zanhuang Town, Zanhuang County, Shijiazhuang City, Hebei Province, China
(2)	The address for Zhenwei Li is No.188, Group 4 Yalizhuang Village Committee, Huangji Township, Zhecheng County, Henan Province, China
(3)	The address for Yihang Sun is No.94, Mengzhuang,Anzhai Township, Wugang City, Henan Province, China
(4)	The address for Wang Zhang is Lizhai West Formation, Xindian Township, Yexian County, Henan Province, China

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Except for the ownership of our securities, and except as set forth below, none of the directors, executive officers, holders of more than five percent of our outstanding common stock, or any member of the immediate family of any such person have, to our knowledge, had a material interest, direct or indirect, in any transaction or proposed transaction which may materially affect our company since the beginning of 2023.

Procedures for Approval of Related Party Transactions

Our Board of Directors is charged with reviewing and approving all potential related party transactions. All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis.

Director Independence

NYSE listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Doug Buerger, Guisuo Lu and Ronggang (Jonathan) Zhang are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Lease Agreements

The Company leases approximately 400 square feet of office space at Office Q, 11th Floor, Kings Wing Plaza 2, No. 1 Kwan Street, New Territories, Hong Kong, for a lease term of 1 year starting from October 10, 2022, with an annual rent of US$10,000.

Consulting Agreements

On August 1, 2019, the Company has engaged Sing Leung Li as an external consultant as the Company’s Financial Consultant and accrued a monthly service fee of $5,000. The service agreement is renewable annually. The agreement was renewed on August 1, 2023 with a monthly service fee of $5,000.

On September 16, 2020, the Company engaged Vivian Liu as an external consultant as the Company’s Business Consultant and accrued a monthly service fee of $8,000. The service agreement is renewable annually. The agreement was renewed on September 16, 2021 with a monthly service fee of $8,000.

No other significant consulting arrangements were signed from April 15, 2024 onwards.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Dividend Policy

Metaverse HK is permitted under the laws of Hong Kong to provide funding to NFT Exchange, a wholly owned subsidiary of the Company in Wyoming, through dividend distribution without restrictions on the amount of the funds. We and our subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Metaverse HK is the only subsidiary in Hong Kong. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Metaverse HK to NFT Exchange or from Metaverse HK to the Company and the investors in the U.S.

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out from share capital.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our common stock was originally quoted on the OTCBB from October 2013 under the designation “CARD”. On November 5, 2014, we amended our name from “Cardigant Medical Inc.” to “Takung Art Co., Ltd” and on November 12, 2014, our symbol was changed to “TKAT”. Our common stock began trading on the NYSE American from March 22, 2017. On September 8, 2023, our symbol was changed to “MI” due to the previously disclosed transaction between TKAT and NFT Limited.

Holders of Our Common Stock

As of May 3, 2024, we had 136 registered shareholders of our common stock, which does not include the shares held in street name by brokerage firms. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There is no redemption or sinking fund provisions applicable to the common stock.

Dividends

Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors. No dividends on our common stock have ever been paid, and we do not anticipate that dividends will be paid on our common stock in the foreseeable future.

Registration Rights

We have no other obligation to register under the Securities Act any of our shares of common stock.

Equity Compensation Plans

For information on securities authorized for issuance under our existing equity compensation plan, see Item 12 under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.”

Stock Transfer Agent

Our stock transfer agent is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598.

Repurchase of Equity Securities by NFT Limited and Affiliated Purchasers

None.

Recent Sales of Unregistered Securities

On May 28, 2021, the Company entered into a Securities Purchase Agreement with a company incorporated in British Virgin Islands (“BVI entity”). In exchange for an aggregate amount of 86,560 shares of common stocks of the BVI entity, the Company shall remit $500,000 in cash and issue 572,000 restricted shares of the Company to the BVI entity. On August 21, 2021, both parties entered into an Amendment to Securities Purchase Agreement and the number of restricted shares of the Company to be issued to the BVI entity was increased to 1,558,480.  The Company remitted the cash payment of $500,000 to the BVI entity on August 20, 2021.  On September 9, 2021, an aggregate amount of 1,558,480 restricted shares at a price of $6.5 was issued to the BVI entity.  The Company recognized the carrying amount of this equity investment, $10,630,120, in noncurrent asset.

On July 12, 2021, pursuant to the terms of that certain Securities Purchase Agreement dated July 8, 2021, the Company sold 571,429 shares of its common stock, to an institutional investor at a price of $8.75 per share, for gross proceeds of $5,000,000 before deducting the placement agent fee and offering expenses.

On March 9, 2022, the Company entered into certain securities purchase agreement, dated February 23, 2022, as amended on March 9, 2022, with certain purchasers who are “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended. Pursuant to the securities purchase agreement, the Company agreed to issue 10,238,910 units for a per unit price of $2.93. Each unit consists of one share of the common stock of the Company, par value $0.001 per share and a warrant to purchase three shares of common stock. The transaction contemplated by the securities purchase agreement was closed on April 14, 2022.

On June 27, 2022, the Company entered into certain securities purchase agreement with certain purchasers who are “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended, as amended on July 27, 2022, pursuant to which the Company agreed to sell 10,380,623 units, each unit consisting of one share of the common stock of the Company, par value $0.001 per share (the “Common Stock”) and a warrant to purchase two shares of Common Stock (the “Warrant”). The purchase price of each Unit was $2.89. The gross proceeds to the Company from this offering will be approximately $30 million. Upon further discussion among the parties, on August 24, 2022, the termination date of the Warrant has been amended from five (5) years to one and a half (1.5) years, and the exercise price for each Warrant has been amended from $3.6125 to $2.375. The transaction contemplated by the securities purchase agreement was closed on September 13, 2022.

On November 2, 2023, NFT Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 34,991,886 units (the “Units”), each Unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.207 per Share, at a price of $0.184 per Unit, for an aggregate purchase price of approximately $6.43 million (the “Offering”). The net proceeds of the Offering shall be used by the Company for working capital and general corporate purposes.

The Company entered into certain securities purchase agreement (the “SPA”) on January 10, 2024 with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell an aggregate of 69,983,770 units (the “Units”), each Unit consisting of one Class A Ordinary Share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.276 per Share, at a price of $0.221 per Unit, for an aggregate purchase price of approximately $15.47 million (the “Offering”), subject to various conditions to closing. On February 2, 2024, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

B. Plan of Distribution

Not applicable.

C. Markets

Our common stock was originally quoted on the OTCBB from October 2013 under the designation “CARD”. On November 5, 2014, we amended our name from “Cardigant Medical Inc.” to “Takung Art Co., Ltd” and on November 12, 2014, our symbol was changed to “TKAT”. Our common stock began trading on the NYSE American from March 22, 2017. On September 8, 2023, our symbol was changed to “MI” due to the previously disclosed transaction between TKAT and NFT Limited.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our memorandum and articles of association, as amended from time to time, and the BVI Business Companies Act 2004 of the British Virgin Islands, which we refer to as the Act below.

Summary

Registered Office

Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Island.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Common Stock

Common stockholders own a portion of the company and have certain rights, such as voting on corporate matters like the election of the board of directors and significant corporate actions. Common stockholders may receive dividends, which are a share of the company’s profits. However, these are not guaranteed and depend on the company's profitability and dividend policy. Common stocks can increase in value, offering potential capital gains. This appreciation occurs if the company grows and its financial performance improves, leading to a higher stock price

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

The Company mainly operates its business in Hong Kong. Hong Kong does not impose foreign exchange controls. This means there are no restrictions on the movement of capital into or out of the territory. Individuals and businesses can freely convert and transfer currencies without government intervention. The Hong Kong Monetary Authority (HKMA) ensures that the region maintains a high degree of financial openness, facilitating a free flow of capital. This openness is a cornerstone of Hong Kong’s financial policy and contributes to its status as a major global financial hub.

The Hong Kong dollar (HKD) is pegged to the U.S. dollar (USD) within a tight range, which provides stability and predictability for foreign exchange transactions. The peg is maintained through the Linked Exchange Rate System, where the HKMA intervenes in the currency market to maintain the exchange rate within the specified range.

There are no restrictions on the repatriation of profits, dividends, interest, or capital. Foreign investors can freely repatriate their investment returns, which makes Hong Kong an attractive destination for international business and investment.

E. Taxation

The following summary of the Cayman Islands, HK and U.S. federal income tax considerations of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the Ordinary Shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our Ordinary Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

Hong Kong follows a territorial principle of taxation, meaning only income derived from or earned in Hong Kong is subject to tax. Income sourced outside Hong Kong is not taxable, regardless of whether it is remitted to Hong Kong.

●	Profits Tax: Levied on corporations and unincorporated businesses on profits arising in or derived from Hong Kong. The standard corporate tax rate is 16.5%, while the rate for unincorporated businesses is 15%.

●	Salaries Tax: Charged on income from employment, office, and pensions in Hong Kong. The tax rates are progressive, ranging from 2% to 17%, with a maximum effective rate capped at 15% after allowances and deductions.

●	Property Tax: Applied to income derived from renting out property in Hong Kong. The tax rate is 15% on the net assessable value of the property, which is the rental income after a standard deduction of 20% for repairs and maintenance.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on the operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange, or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC registration statement on form S-1 filed with the SEC on August 16, 2011, to register our Ordinary Shares in relation to our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders.

Not applicable

Use of Proceeds

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports filed under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. The management has identified weaknesses in its financial reporting processes. The filing of 10K/A is attributable to the administrative lapses and inadequate oversight which the management has taken remedial actions to rectify it.

Pursuant to Rule 13a-15(b) under the Exchange Act, the Company carried out an evaluation with the participation of the Company’s management, including Kuangtao Wang, the Company’s Chief Executive Officer (“CEO”), and Yaobin Wang, the Company’s Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of December 31, 2023. Based upon that evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that, as of December 31, 2023, the Company’s internal control over financial reporting was all over effective, however in some aspects of Information Technology working environment, weakness of internal control over financial reporting has been identified, for example, our lack of sufficient number of financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements to properly address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. To remedy our identified material weakness, we have adopted and plan to continue to adopt certain measures to improve our internal control over financial reporting, including (1) hiring more qualified accounting personnel with extensive experience and knowledge in handling U.S. GAAP and SEC financial reporting requirements; (2) providing regular and appropriate trainings for our accounting staff, especially trainings related to U.S. GAAP and SEC reporting requirements; and (3) setting up performance measurement and reward plan for our accounting staff aligning with our objective of internal control over financial reporting and our ethical value. However, the implementation of these measures may not fully address these weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these weakness and deficiencies or our failure to discover and address any other weakness and deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Changes in Internal Controls over Financial Reporting

We have not made any changes in internal controls over financial reporting during the year ended December 31, 2023.

Limitations on Controls

Management does not expect that the Company’s disclosure controls and procedures or the Company’s internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the Company’s chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.

Item 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is involved in discussions with our independent auditor with respect to the scope and results of our year-end audit, our quarterly results of operations, our internal accounting controls and the professional services furnished by the independent auditor. Our Board of Directors has determined that Guisuo Lu qualify as audit committee financial experts and have the accounting or financial management expertise as required under NYSE Rule 303A.07(a). Our Board of Directors has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officers and principal financial officer, principal accounting officer or controller, or persons performing similar functions and also to other employees.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On May 4, 2022, Assentsure PAC (“Assentsure”) was appointed as the new independent registered public accounting firm. Simultaneously with the appointment of Assentsure, on May 4, 2022.

Audit Fees

We incurred approximately $251,750 for professional services rendered by our current registered independent public accounting firm, Assentsure, for the audit of the Company in the fiscal year 2022.

We incurred approximately $325,000 for professional services rendered by our current registered independent public accounting firm, Assentsure, for the audit of the Company in the fiscal year 2023.

Audit-Related Fees

We did not incur any audit-related fees in the fiscal years ended December 31, 2023 and 2022.

Tax Fees

We did not incur any tax fees in the fiscal years ended December 31, 2023 and 2022.

All Other Fees

We did not incur any fees from our registered independent public accounting firm for services other than the services covered in “Audit Fees” in the fiscal years ended December 31, 2023 and 2022.

Pre-Approval Policies and Procedures

The Board of Directors pre-approves all audit and non-audit services performed by the Company’s auditor and the fees to be paid in connection with such services in order to assure that the provision of such

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 18, 2024)
2.1*	Description of Securities
2.2	Agreement and Plan of Merger dated November 1, 2022 (incorporated by reference to Exhibit 2.1 of the Company’s Registration Statement on Form F-4/A filed with the SEC on April 20, 2023)
2.3	Amended and Restated Agreement and Plan of Merger dated December 15, 2022 (incorporated by reference to Exhibit 2.2 of the Company’s Registration Statement on Form F-4/A filed with the SEC on April 20, 2023)
2.4	Amendment to Amended and Restated Agreement and Plan of Merger, dated September 5, 2023 (incorporated by reference to Exhibit 2.1 of the Company’s Report on Form 6-K filed with the SEC on September 8, 2023)
2.5	Certificate of Merger, dated September 6, 2023 (incorporated by reference to Exhibit 2.2 of the Company’s Report on Form 6-K filed with the SEC on September 8, 2023)
2.6	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on November 3, 2023)
2.7	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on January 11, 2024)
4.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on November 3, 2023)
4.2	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on January 11, 2024)
8.1*	Subsidiaries of NFT Limited
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.
13.1**	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of WWC, P.C.
15.2*	Consent of Assentsure PAC
97.1*	Clawback Policy
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnish herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NFT Limited

Date: May 15, 2024	By:	/s/ Kuangtao Wang
Kuangtao Wang
Chief Executive Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kuangtao Wang	Chief Executive Officer	May 15, 2024
Kuangtao Wang	(Principal Executive Officer)

/s/ Yaobin Wang	Chief Financial Officer	May 15, 2024
Yaobin Wang	(Principal Financial and Accounting Officer)

/s/ Doug Buerger	Director	May 15, 2024
Doug Buerger

/s/ Guisuo Lu	Director	May 15, 2024
Guisuo Lu

/s/ Ronggang (Jonathan) Zhang	Director	May 15, 2024
Ronggang (Jonathan) Zhang

NFT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

To: The Board of Directors and Stockholders of

NFT Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NFT Limited and subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Assentsure PAC

Assentsure PAC

PCAOB ID: 6783

We have served as the Company’s auditor since 2022.

Singapore

May 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
NFT Limited (formerly known as Takung Art Co., Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NFT Limited (formerly known as Takung Art Co., Ltd.) (the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID.: 1171

We have served as the Company’s auditor from March 2021 to May 2022.

San Mateo, California

April 15, 2022

NFT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars except Number of Shares)

	December 31,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$61,750,809	$63,655,877
Restricted cash	4,306,519	2,705,750
Account receivables, net	-	-
Other current assets, net	6,834,769	5,557
Current assets – discontinued operations	-	1,322,503
Loan receivables	800,000	-
Total current assets	73,692,097	67,689,687

Non-current assets
Non-marketable investment, net	-	-
Non-current assets – discontinued operations	-	61,376
Total non-current assets	-	61,376
Total assets	$73,692,097	$67,751,063

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other payables	$3,259,319	$2,131,891
Current liabilities – discontinued operations	-	8,700,835
Advance from customers	4,306,519	2,705,750
Short term borrowings from a third party	-	1,550,000
Warrant liability	4,971,869	-
Tax payable	350,752	255,805
Total current liabilities	12,888,459	15,344,281

Total liabilities	12,888,459	15,344,281

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock (20,000,000 shares authorized; $0.005 par value; 1,399,675 shares issued and outstanding as of December 31, 2023;699,838 shares issued and outstanding as of December 31, 2022 respectively*)	38,491	34,992
Additional paid-in capital	95,726,623	92,526,972
Accumulated deficit	(34,961,476)	(39,797,696)
Accumulated other comprehensive loss	-	(357,486)
Total shareholders’ equity	60,803,638	52,406,782
Total liabilities and shareholders’ equity	$73,692,097	$67,751,063

*	All shares and per share data have been retroactively restated to reflect reverse stock split effected on March 19, 2024 onwards.

The accompanying notes are an integral part of these consolidated financial statements

NFT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in U.S. Dollars except Number of Shares)

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2023	2022	2021
Revenue
Commission	$2,153,515	$3,403,536	$-
Revenue	2,153,515	3,403,536	-

Cost of revenue	(556,590)	(782,790)	-
Gross profit	1,596,925	2,620,746	-

Operating expenses
General and administrative expenses - continuing operations	(2,473,600)	(2,708,499)	(13,289,150)
General and administrative expenses - discontinued operations	(21,946)	(712,414)	(16,594,807)
Non-marketable investment impairment	-	(9,296,754)	(1,333,506)
Gain on extinguishment of debt	-	-	1,143,952
Total operating expenses - continuing operations	(2,473,600)	(12,005,253)	(13,478,704)
Total operating expenses - discontinued operations	(21,946)	(712,414)	(16,594,807)
Loss from continuing operations	(876,675)	(9,384,507)	(13,478,704)

Other income and expenses:
Interest income and bank charges	1,003,140	(786)	-
Loss on change of fair value of warrant liabilities	(1,736,512)	-	-
Other income and expense		-	-
Other (expenses)/income - continuing operations	(733,372)	(786)	-
Other (expenses)/income - discontinued operations	-	-	-
Total other (expenses) income	(733,372)	(786)	-

Loss before income taxes from continuing operations	(1,610,047)	(9,385,293)	(13,478,704)

Income tax expense	(94,947)	(255,805)	-

Net loss from continuing operations	(1,704,994)	(9,641,098)	(13,478,704)

Loss from discontinued operations, net of income taxes:
Gain on disposal of subsidiaries	6,930,504	-
Profit/(Loss) from discontinued operations	(21,946)	(712,414)	(16,594,807)
Income tax expense	-	-
Net profit/(loss) from discontinued operations	6,908,558	(712,414)	(16,594,807)
Net profit/(loss)	5,203,564	(10,353,512)	(30,073,511)

Foreign currency translation adjustment	(9,858)	(16,397)	(13,059)

Comprehensive income/(loss)	$5,193,706	$(10,369,909)	$(30,086,570)

Loss from continuing operations per share of common stock – basic	$(2.61)	$(19.44)	$(54.42)
Loss from continuing operations per share of common stock – diluted	$(1.37)	$(19.44)	$(54.42)
Loss from discontinued operations per share of common stock – basic	$(0.03)	$(1.44)	$(67.00)
Loss from discontinued operations per share of common stock – diluted	$(0.02)	$(1.44)	$(67.00)

Weighted average number of common stock outstanding – basic	654,419	495,877	247,675
Weighted average number of common stock outstanding – diluted	1,243,186	495,877	247,675

On March 18, 2024, the Company held its 2024 general meeting of shareholders and approved the reverse share split of all of the Company’s ordinary shares at an exchange ratio of one-for-fifty (1:50). The weighted average number of common stock outstanding for 2022, both for basic and diluted, consolidated from 24,793,842 shares into 495,877 shares. The weighted average number of common stock outstanding for 2021, both for basic and diluted, consolidated from 12,383,741 shares into 247,675 shares.

The accompanying notes are an integral part of these consolidated financial statements.

NFT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated in U.S. Dollars except Number of Shares)

	Number of shares	Common Stock	Additional Paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance, December 31, 2020	225,428	$11,271	$6,358,115	$(226,311)	$(328,030)	$5,815,045

Issuance of common stock for restricted share award	60,798	3,040	26,005,328	-	-	26,008,368

Stock option exercised	1,221	61	180,424	-	-	180,485

Share based compensation	-	-	3,718	-	-	3,718

Net loss from continuing operations	-	-	-	(13,478,704)	-	(13,478,704)

Net loss from discontinued operations	-	-	-	(16,594,807)	-	(16,594,807)

Deconsolidation of subsidiary	-	-	-	855,637	-	855,637

Foreign currency translation adjustment	-	-	-	-	(13,059)	(13,059)

Balance, December 31, 2021	287,447	14,372	32,547,585	(29,444,185)	(341,089)	2,776,683

Private placement	412,391	20,620	59,979,387	-	-	60,000,007

Net loss from continuing operations	-	-	-	(9,641,098)	-	(9,641,098)

Net loss from discontinued operations	-	-	-	(712,414)	-	(712,414)

Foreign currency translation adjustment	-	-	-	-	(16,397)	(16,397)

Balance, December 31, 2022	699,838	34,992	92,526,972	(39,797,696)	(357,486)	52,406,782

Private placement	699,838	3,499	6,435,008	-	-	6,438,507

Warrant issuance	-	-	(3,235,357)	-	-	(3,235,357)

Net profit from continuing operations	-	-	-	(1,704,994)	-	(1,704,994)

Net loss from discontinued operations	-	-	-	6,541,214	367,344	6,908,558

Foreign currency translation adjustment	-	-	-	-	(9,858)	(9,858)

Balance, December 31, 2023	1,399,676	$38,491	$95,726,623	$(34,961,476)	$-	$60,803,638

On March 18, 2024, the Company held its 2024 general meeting of shareholders and approved the reverse share split of all of the Company’s ordinary shares at an exchange ratio of one-for-fifty (1:50). The number of common stock outstanding consolidated from 69,983,772 shares, 34,991,886 shares and 14,372,353 shares into 1,399,676 shares, .699,838 shares and 287,447 shares, for the year ended December 31, 2023, 2022 and 2021.

The accompanying notes are an integral part of these consolidated financial statements.

NFT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. Dollars)

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Cash flows from operating activities:
Net loss from continuing operations	$(1,704,994)	$(9,641,098)	$(13,478,704)
Net profit from discontinued operations	6,908,558	(712,414)	(16,594,807)

Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	-	-	10,881,967
Depreciation	-	-	117
Gain on extinguishment of debts	-	-	(1,143,952)
Changes in exchange rate	-	(13,417)	(612,693)
Non-marketable investment impairment	-	9,296,754	1,333,506
Changes in operating assets and liabilities (decrease)/increase in - continuing operations:
Other current assets	(656,373)	-	(27,659)
Loan receivables	(800,000)	-	-
Accrued expenses and other payables	1,401,820	2,100,225	(51,766)
Account receivable, net	-	-	(120,000)
Advances from customer	1,600,769	2,705,750	-
Net changes in operating assets and liabilities (decrease)/increase - discontinued operations	(7,066,731)	343,507	3,701,842
Net cash provided by/(used in) operating activities-continuing operations	(158,778)	4,448,214	(3,219,184)
Net cash provided by/(used in) operating activities-discontinued operations	(158,173)	(368,907)	(12,892,965)
Net cash provided by/(used in) operating activities	(316,951)	4,079,307	(16,112,149)

Cash flows from investing activities:
Purchase of property and equipment	-	1,401	(7,024)
Purchase of non-marketable investment	-	-	(500,000)
Disposal of subsidiaries, net of cash	265,668	-	-
Net cash provided by/(used in) investing activities-continuing operations	265,668	1,401	(507,024)
Net cash provided by/(used in) investing activities-discontinued operations	61,376	127,805	(457)
Net cash provided by/(used in) investing activities	327,044	129,206	(507,481)

Cash flows from financing activities:
(Repayment)/Proceeds from a short-term borrowing from a third party, net	(1,550,000)	1,550,000	-
Proceeds from stock option exercised	-	-	180,485
Proceeds from a private placement	-	60,000,007	5,000,000
Net cash provided by financing activities-continuing operations	(1,550,000)	61,550,007	5,180,485
Net cash provided by financing activities-discontinued operations	-	-
Net cash provided by financing activities	(1,550,000)	61,550,007	5,180,485

Effect of exchange rate change on cash and cash equivalents, and restricted cash from continuing operations	-	(2,337)	(13,060)
Effect of exchange rate change on cash and cash equivalents, and restricted cash from discontinued operations	-	(643)	(548,845)
	-	(2,980)	(561,905)

Net change in cash and cash equivalents, and restricted cash from continuing operations	(1,443,110)	65,997,285	1,441,217
Net change in cash and cash equivalents, and restricted cash from discontinued operations	(96,797)	(241,745)	(13,442,267)
	(1,539,907)	65,755,540	(12,001,050)

Cash and cash equivalents, and restricted cash beginning balance from continuing operations	67,500,438	1,503,153	61,936
Cash and cash equivalents, and restricted cash beginning balance from discontinued operations	96,797	338,542	13,780,809
Cash and cash equivalents, and restricted cash beginning balance	67,597,235	1,841,695	13,842,745

Cash and cash equivalents, and restricted cash ending balance from continuing operations	66,057,328	67,500,438	1,503,153
Cash and cash equivalents, and restricted cash ending balance from discontinued operations	-	96,797	338,542
Cash and cash equivalents, and restricted cash ending balance	$66,057,328	$67,597,235	1,841,695

Reclassification between continuing operations and discontinued operations
Cash flow reclassification - continuing operations	-	(1,138,811)	(1,230,002)
Cash flow reclassification - discontinued operations	-	1,138,811	1,230,002

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents-continuing operations	$61,750,809	$63,655,877	273,151
Restricted cash-continuing operations	4,306,519	2,705,750	-
Total cash and cash equivalents -continuing operations	66,057,328	66,361,627	273,151

Cash and cash equivalents-discontinued operations	-	1,235,608	1,568,544
Restricted cash – discontinued operations	-	-	-
Total cash, cash equivalents and restricted cash – discontinued operations	-	1,235,608	1,568,544

Total cash, cash equivalents, and restricted cash	$66,057,328	$67,597,235	1,841,695

Supplemental cash flows information:
Cash received from interest-continuing operations	$1,005,431	$-	$-
Cash received from interest-discontinued operations	$-	$-	-
Cash paid for interest-continuing operations	$-	$-	-
Cash paid for interest-discontinued operations	$-	$-	86,795
Cash paid for income taxes-continuing operations	$-	$-	-
Cash paid for income taxes-discontinued operations	$-	$-	86,137

The accompanying notes are an integral part of these consolidated financial statements.

NFT LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars except Number of Shares)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

NFT Limited (“the Company”),a Cayman Islands corporation, entered into an amendment to the Merger Agreement (the “Amendment”), pursuant to which the Effective Time of the Redomicile was amended to be September 18, 2023 (the “New Effective Time”) with Takung Art Co., Ltd. On September 6, 2023, a certificate of merger (the “Merger Certificate”) with the New Effective Time was filed and registered with the Cayman Islands Registrar of Companies. The Company effectively became the holding company of the whole group.

NFT Limited and Subsidiaries (“MI”), operates an electronic online platform located at www.nftoeo.com for artists, art dealers and art investors to offer and trade in valuable artwork.

Hong Kong Takung was incorporated in Hong Kong on September 17, 2012 and operates an electronic online platform for offering and trading artwork. The Company generates revenue from its services in connection with the offering and trading of artwork on its system, primarily consisting of listing fees, trading commissions, and management fees. The Company conducts business primarily in Hong Kong, People’s Republic of China. As of May 23 2023, The Company sell of our former subsidiaries, Hong Kong MQ Group Limited, Hong Kong Takung Art Company Limited and Tianjin Takung to Fecundity Capital Investment Co., Ltd for a purchase price of US$1,500,000.

Takung Cultural Development (Tianjin) Co., Ltd (“Tianjin Takung”) provides technology development services to Hong Kong Takung and also carries out marketing and promotion activities in mainland China. It is engaged in providing services to its parent company Hong Kong Takung by receiving deposits from and making payments to online artwork traders of Takung for and on behalf of Takung when Shanghai Takung was deregistered. On November 8, 2021, the Management became aware of the suspension of the operation of Tianjin Takung by the local authority. As of May 23 2023, The Company sell Tianjin Takung as mentioned before.

Hong Kong Takung Art Holdings Company Limited (“Takung Art Holdings”) was formed in Hong Kong on July 20, 2018 and operates as a holding company to control an online platform for offering, selling and trading whole piece of artwork. Takung Art Holdings was deregistered on April 29, 2020 due to deregistration of its wholly-owned subsidiary, Art Era Internet Technology (Tianjin) Co., Ltd., on June 18, 2019. As of May 23 2023, The Company sell Takung Art Holdings as mentioned before.

Hong Kong MQ Group Limited (“Hong Kong MQ”) was formed in Hong Kong on November 27, 2018, and is engaged in blockchain and non-fungible tokens (“NFT”) businesses, including consultancy service for NFT launch projects, developing its own NFT marketplace to facilitate users to buy and sell NFTs, as well as development of block chain-based online games. As of May 23 2023, The Company sell Hong Kong MQ as mentioned before.

MQ (Tianjin) Enterprise Management Consulting Co., Ltd. (“Tianjin MQ”) was incorporated in Tianjin, PRC on July 9, 2019 and is a directly wholly owned subsidiary of Hong Kong MQ. It was established as a limited liability company with a registered capital of $100,000 located in the Pilot Free Trade Zone in Tianjin. Tianjin MQ focused on exploring business opportunities and promoting its artwork trading business. Tianjin MQ was deregistered on August 10, 2020 due to the Company streamlining its operation.

Takung Digitial Technology Limited (“NFT Digital”) was incorporated in Albany, New York on December 13, 2021 and is a wholly-owned subsidiary of Takung. This entity primarily provides administrative and technical supports for the development of NFT projects.

Takung Exchange Limited (“NFT Exchange”) was incorporated in Wyoming on January 7, 2022 and is wholly owned by Takung. This entity facilitates the business and operation of the new NFT exchange market.

Metaverse Digital Payment Co., Limited (“Metaverse Digital Payment”) was formed in Hong Kong on January 27, 2022, and is wholly owned by NFT Exchange. This entity is engaged in digital payment service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (“U.S. GAAP”).

This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s financial statements are expressed in U.S. dollars.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Actual results could differ materially from those results.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, and its subsidiaries, NFT exchange, NFT Digital, and Metaverse Digital Payment. All intercompany transactions and balances have been eliminated on consolidation.

Discontinued operations

The Company has adopted ASC Topic 205 “Presentation of Financial Statements” Subtopic 20-45, in determining whether any of its business component(s) classified as held for sale, disposed of by sale or other than by sale is required to be reported in discontinued operations. In accordance with ASC Topic 205-20-45-1, a discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For the component disposed of other than by sale in accordance with paragraph 360-10-45-15, the Company adopted ASC Topic 205-20-45-3 and reported the results of operations of the discontinued operations, less applicable income tax expenses or benefits as a separate component in in the statement where net income (loss) is reported for current and all prior periods presented.

As of May 23 2023, The Company’s stockholders approved the proposed sale (the “Disposition”) of our former subsidiaries, Hong Kong MQ Group Limited, Hong Kong Takung Art Company Limited to Fecundity Capital Investment Co., Ltd for a purchase price of US$1,500,000. As of December 31, 2023, the Company had no discontinued operation business remained.

Fair value measurements

The Company applies the provisions of ASC Subtopic 820-10, “Fair Value Measurements”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

There were no assets or liabilities measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820 as of December 31, 2023 and 2022.

Comprehensive loss

The Company follows the provisions of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) 220 “Reporting Comprehensive Income”, and establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. For the years ended December 31, 2023 and 2022, the Company’s comprehensive loss includes net loss and foreign currency translation adjustment.

Foreign currency translation and transaction

The functional currency of Metaverse Digital Payment; NFT Limited, NFT Digital and NFT Exchange are in United States Dollar (“USD”)

The reporting currency of the Company is USD.

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of the reporting periods. Exchange differences arising on the settlement of monetary items and on re-translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company’s assets and liabilities with functional currency of HKD are expressed in USD at the exchange rate on the balance sheet’s dates, which is 7.8109 and 7.8015 as of December 31, 2023 and December 31, 2022, respectively;

The resulting translation adjustments are reported under accumulated other comprehensive loss in the stockholders’ equity section of the balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when initially purchased.

Restricted cash

Restricted cash represents the cash deposited by the traders (“buyers and sellers”) into a specific bank account under Metaverse (“the broker’s account”) in order to facilitate the trading shares of the artwork. The buyers are required to have their funds transferred to the broker’s account before the trading take place. Upon the delivery of the shares, the seller will send instructions to the bank, requesting the amount to be transferred to their personal account. After deducting the commission as per Metaverse Payment, the bank will transfer the remainder to the seller’s personal account. Except for instructing the bank to deduct the commission fee, the Company has no right to use any funds in the broker’s account except for instructing the bank to deduct the commission and management fee. Our restricted cash is denominated in USD and is deposited in the financial institutions of Hong Kong.

The ending balance of our restricted cash totaling $4,306,519 and $2,705,750 as of December 31, 2023 and 2022, respectively.

Loan receivable

Loan to third parties is presented under current asset of the balance sheets based on the nature and loan period of time.

Prepayment and other current assets, net

Prepayment and other current assets mainly consist of the prepayment for income taxes, maintenance of online trading system, advertising and promotional services, insurances, financial advisory, professional services, rental deposits, as well as other current assets.

Other non-current assets

A portion of the deposits, are presented under the non-current section of the balance sheets based on the expected collection date.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Gains or losses on dispositions of property and equipment are included in operating income or expense. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service.

The Company developed systems and solutions for internal use. Certain costs incurred in connection with developing or obtaining internal use software are capitalized. Unamortized capitalized costs are included in computer trading and clearing system, within property and equipment, net in the Consolidated Balance Sheets. Capitalized software costs are amortized on a straight-line basis over the estimated useful lives of the software of 5 years. Amortization of these costs is included in depreciation and amortization expense in the Consolidated Statements of Operations.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Classification	Estimated useful life
Furniture, fixtures and equipment	5 years
Leasehold improvements	Shorter of the remaining lease terms and the estimated 3 years
Computer trading and clearing system	5 years

Long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Company assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Company recognizes an impairment equal to the difference between the carrying amount and fair value of these assets.

During 2023, we did not record any asset impairments due to the disposal of the subsidiaries, including Tianjin Takung as a result of the loss of control in this entity.

Intangible assets

Intangible assets represent the licensing cost for the trademark registration. For intangible assets with indefinite lives, the Company evaluates intangible assets for impairment at least annually and more often whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. For intangible assets with definite lives, they are amortized over estimated useful lives, and are reviewed annually for impairment. The Company has not recorded impairment of intangible assets as of December 31, 2023 and 2022

Customer deposits

Customer deposits represent the cash deposited by the traders (“buyers and sellers”) into a specific bank account under Takung (“the broker’s account”) in order to facilitate the trading ownership units of the artwork. The buyers are required to have their funds transferred to the broker’s account before the trading take place.

Advance from customers

Advance from customers represent the cash deposited by the traders into a specific bank account under Takung (“the broker’s account”) in order to facilitate the trading ownership units of the NFT. The traders are required to have their funds transferred to the broker’s account before the trading take place.

Revenue Recognition

The Company generates revenue from its services in connection with the offering and trading of artworks on the Company’s system, primarily consisting of listing fee, trading commission, and management fee.

Effective January 1, 2018, the Company adopted Topic 606 using modified retrospective approach applied to its contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are accounted for and presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with Topic 605.

Under ASC 606, an entity recognizes revenue as the Company satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

The Company recognizes revenue when control of the promised services is transferred to the traders and service agents. Revenue is measured at the transaction price, which is based on the amount of consideration that the Company expects to receive in exchange for transferring the promised services to the traders and service agents.

Commission

The Company generates commission fee from non-VIP traders and selected traders.

For non-VIP traders, the commission is calculated based on a percentage of transaction value of artworks when there is purchase and sale of the ownership shares of the artworks. The commission revenue is recognized at a point in time when each purchase and sale transaction is completed.

Revenue by customer type

The following table presents the revenue by customer type for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022	2021
Non - VIP traders	$2,153,515	$3,403,536	$-
Subtotal	2,153,515	3,403,536	-
Less: Revenue - discontinued operations	-	-	-
Total	$2,153,515	$3,403,536	$-

Cost of revenue

The Company’s cost of revenue primarily consists of expenses associated with the delivery of its service. These include expenses related to the operation of the data centers, such as internet service charge.

	For the year ended December 31,
	2023	2022	2021
Internet service charge	$556,590	$782,790	$-
Subtotal	556,590	782,790	-
Less: Cost of revenue – discontinued operations	-	-	-
Total	$556,590	$782,790	$-

Leases

In February 2016, the FASB issued ASU 2016-12, Leases (ASC Topic 842), which amends the leases requirements in ASC Topic 840, Leases. Under the new lease accounting standard, a lessee will be required to recognize a right-of-use asset and lease liability for most leases on the balance sheet. The new standard also modifies the classification criteria and accounting for sales-type and direct financing leases, and enhances the disclosure requirements. Leases will continue to be classified as either finance or operating leases.

The Company determines if an arrangement is a lease at inception. The lease payments under the lease arrangements are fixed. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company generally uses the base, non-cancelable, lease term when determining the lease assets and liabilities.

Income taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigations based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted by the U.S. government which included a wide range of tax reform affecting businesses including the corporate tax rates, international tax provisions, tax credits and deduction with majority of the tax provision effective after December 31, 2017. Certain activities conducted in foreign jurisdictions may result in the imposition of U.S. corporate income taxes on Takung when its subsidiaries, controlled foreign corporations (“CFCs”), generate income that is subject to Subpart F or GILTI under the U.S. Internal Revenue Code beginning after December 31, 2017.

The Coronavirus Aid, Relief and Economy Security (CARES) Act (“the CARES Act, H.R. 748”) was signed into law on 27 March 2020. The CARES Act temporarily eliminates the 80% taxable income limitation (as enacted under the Tax Cuts and Jobs Act of 2017) for NOL deductions for 2018-2020 tax years and reinstated NOL carrybacks for the 2018-2020 tax years. Moreover, the CARES Act also temporarily increases the business interest deduction limitations from 30% to 50% of adjusted taxable income for the 2019 and 2020 taxable year. Lastly, the Tax Act technical correction classifies qualified improvement property as 15-year recovery period, allowing the bonus depreciation deduction to be claimed for such property retroactively as if it was included in the Tax Act at the time of enactment. The Company does not anticipate a material impact on its financial statements as of December 31, 2020 due to the recent enactment.

The Company accounts for an unrecognized tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities. The Company considers and estimates interest and penalties related to the gross unrecognized tax benefits and includes as part of its income tax provision based on the applicable income tax regulations.

The Company’s Hong Kong subsidiary of Metaverse Digital Payment Co., Limited accrued US$94,827 corporate income tax for the year ended December 31,2023.

The Company’s Hong Kong subsidiary of Metaverse Digital Payment Co., Limited accrued US$255,805 corporate income tax for the year ended December 31,2022.

Earnings (loss) per share

Basic net income (loss) per share (EPS) is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the year. Diluted income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the period adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities are excluded from the computation of dilutive EPS in periods in which the effect would be antidilutive (Note 16).

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, account receivables. The carrying values of the financial instruments approximate their fair values due to their short-term maturities. The Company places its cash and cash equivalents and restricted cash with financial institutions with high-credit ratings and quality. Account receivables primarily comprise of amounts receivable from the trader customers. With respect to the prepayment to service suppliers, the Company performs on-going credit evaluations of the financial condition of these suppliers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service providers and other information.

Concentration of customers

There were no revenues from customers that individually represent greater than 10% of the total revenues during the years ended December 31, 2023 and 2022.

Concentration of customer deposits

As of December 31, 2023 and 2022, there were no traders that individually accounted for greater than 10% of the Company’s total customer deposits.

Accounting pronouncements issued but not yet adopted

Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. In November 2019, FASB issued ASU 2019-10, “Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842).” This ASU defers the effective date of ASU 2016-13 for public companies that are considered smaller reporting companies as defined by the SEC to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is planning to adopt this standard in the first quarter of fiscal 2023.The Company is currently evaluating the potential effects of adopting the provisions of ASU No. 2016-13 on its consolidated financial statements, particularly its recognition of allowances for accounts receivable.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

3. INVESTMENTS

We adopted ASU 2016-01 on January 1, 2018. This guidance requires us to measure all equity investments that are not accounted for under the equity method or result in consolidation at fair value and recognize any changes in net income. For equity investments with readily determinable and observable fair values, we use quoted market prices to determine the fair value of equity securities.  For equity investments without readily determinable fair values, we have elected the measurement alternative under which we measure these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Equity investments with readily determinable fair values that are not accounted for under the equity method classified as trading are not assessed for impairment, since they are carried at fair value with the change in fair value included in net income. Similarly, prior to the adoption of ASU 2016-01, equity investment classified as trading was not tested for impairment.

Equity investments without readily determinable fair values are reviewed each reporting period to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of each investment. When such events or changes occur, we assess the fair value compared to our cost basis in the investment. We also perform this assessment every reporting period for each investment for which our cost basis has exceeded the fair value.

For investments in privately-held companies, management’s assessment of fair value is based on valuation methodologies such as discounted cash flows, estimates of revenue and appraisals, as applicable. We consider and apply the assumptions that we believe market participants would use in evaluating estimated future cash flows when utilizing the discounted cash flow or estimates of revenue valuation methodologies.  In the event the fair value of an investment declines below our cost basis, management determines if the decline in fair value is other than temporary and records an impairment accordingly.

As of December 31, 2023, our investment consist of a non-marketable investment in a privately held company incorporated in British Virgin Islands without readily determinable market values. We elected the measurement alternative under which we measured the investment at cost minus impairment with an adjustment to the changes from observable price changes in orderly transactions for the similar investments of the same issuer.

Management determined that the future undiscounted cash flow was less than the carrying cost of our non-marketable investment and fully recognized an impairment charge of $10,630,120, against our non-marketable investment.

The carrying value is measured as the total initial cost minus impairment.  The carrying value for our non-marketable investment is nil and summarized below:

	December 31,	December 31,
	2023	2022

Total initial cost	$10,630,120	$10,630,120
Cumulative net gain (loss)	-	-
Provision for impairment	(10,630,120)	(10,630,120)
Total carrying value	$-	$-

For the year ended December 31, 2023 and 2022, we incurred provision for impairment for $10,630,120. For the year ended December 31, 2021, we did not incur any unrealized gain or loss in connection with the non-marketable investment.

4. OTHER CURRENT ASSETS, NET

Other current assets mainly consist of the prepaid tax, the prepaid services for maintenance of online trading system, the advertising and promotional services, prepaid financial advisory and banking services, as well as other current assets.

	December 31, 2023	December 31, 2022
Deposit	$5,557	$5,557
Other current assets	6,829,212	-
Less: allowance for doubtful accounts	-	-
Subtotal	6,834,769	5,557
Less: Prepayment and other current assets, net – discontinued operations	-	-
Prepayment and other current assets, net	$6,834,769	$5,557

Other current assets comprise mainly consideration receivable amounting $6,438,507 with respect to the private placement of 34,991,886 shares issued to investors. The consideration is fully received in January 2024.

For the years ended December 31, 2023 and 2022, the Company did not incur provision for doubtful accounts.

5. ACCOUNT RECEIVABLES, NET

Account receivables consisted of the following:

	December 31, 2023	December 31, 2022
Listing fee	$-	$-
Consultancy service	-	94,918
Less: allowance for doubtful accounts	-	(8,484)
Subtotal	-	86,434
Less: Accounts receivables, net- discontinued operations	-	(86,434)
Account receivables, net	$-	$-

For the year ended December 31, 2023 and 2022, we recognized $nil and $8,484, respectively, in provision for doubtful accounts.

6. LOAN RECEIVABLES

The loan receivables was loan to a third party. The interest rate of outstanding loan receivables was 0.828% with interest in advance per annum as of December 31, 2023.

Borrower	Account Name	Lender	Total	Effective Day	Due Day
Guohui Li	Loan receivable	NFT Exchange Limited	800,000	2023/12/29	2024/12/28

7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	December 31, 2023	December 31, 2022
Furniture, fixtures and equipment	$-	$63,376
Leasehold improvements	-	23,072
Computer trading and clearing system	-	2,430,445
Sub-total	-	2,516,893
Less: accumulated depreciation	-	(2,496,135)
Subtotal	-	20,758
Less: Property and equipment, net – discontinued operations	-	(20,758)
Property and equipment, net	$-	$-

8. INTANGIBLE ASSETS

	December 31, 2023	December 31, 2022
Intangible assets	$-	$22,226
Less: accumulated amortization	-	-
Subtotal	-	22,226
Less: Intangible assets – discontinued operations	-	(22,226)
Total Intangible assets	$-	$-

9. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of December 31, 2023 and 2022 consisted of:

	December 31,	December 31,
	2023	2022
Accruals for consulting fees	$649	$406,152
Payroll payables	1,020,252	451,800
Office rental	10,000	-
Other payables	2,228,418	1,273,939
Subtotal	3,259,319	2,131,891
Less: Accrued expenses and other payables- discontinued operations	-	-
Total accrued expenses and other payables	$3,259,319	$2,131,891

Other payables comprise amount due to a former subsidiary, Hong Kong Takung that is non interest bearing and no fixed repayment terms.

10. SHORT-TERM BORROWINGS FROM A THIRD PARTY

The weighted average interest rate of outstanding short-term borrowings was nil% per annum as of December 31, 2023 and 2022. All of the short-term borrowings from a third party had been repaid on December 15, 2023.

Borrower	Account Name	Lender	Total	Effective Day	Due Day
NFT Exchange Limited	Loan payable	Guohui Li	250,000.00	2022/4/11	2023/12/15
NFT Exchange Limited	Loan payable	Guohui Li	500,000.00	2022/4/27	2023/12/15
NFT Exchange Limited	Loan payable	Guohui Li	500,000.00	2022/8/29	2023/12/15
NFT Exchange Limited	Loan payable	Guohui Li	200,000.00	2023/3/29	2023/12/15
NFT Exchange Limited	Loan payable	Guohui Li	300,000.00	2022/2/16	2023/12/15
NFT Exchange Limited	Loan payable	Guohui Li	300,000.00	2023/5/11	2023/12/15
Total			2,050,000.00

11. INCOME TAXES

Takung was incorporated in the State of Delaware and is therefore subject to United States income tax. Hong Kong Takung, Takung Art Holdings and Hong Kong MQ were incorporated in Hong Kong S.A.R. People’s Republic of China and are subject to Hong Kong profits tax.

United States of America

The Coronavirus Aid, Relief and Economy Security (CARES) Act (“the CARES Act, H.R. 748”) was signed into law on 27 March 2020. The CARES Act temporarily eliminates the 80% taxable income limitation (as enacted under the Tax Cuts and Jobs Act of 2017) for NOL deductions for 2018-2020 tax years and reinstated NOL carrybacks for the 2018-2020 tax years. Moreover, the CARES Act also temporarily increases the business interest deduction limitations from 30% to 50% of adjusted taxable income for the 2019 and 2020 taxable year. Lastly, the Tax Act technical correction classifies qualified improvement property as 15-year recovery period, allowing the bonus depreciation deduction to be claimed for such property retroactively as if it was included in the Tax Act at the time of enactment. The Company does not anticipate a material impact on its financial statements as of December 31, 2020 due to the recent enactment.

As of December 31, 2023 and 2022, the Company in the United States had $16,778,535 and $11,935,256 in net operating loss carry forwards available to offset future taxable income, respectively. For net operating losses arising after December 31, 2017, the Tax Act limits the Company’s ability to utilize NOL carryforwards to 80% of taxable income and carryforward the NOL indefinitely. NOLs generated prior to January 1, 2018 will not be subject to the taxable income limitation and will begin to expire in 2033 if not utilized.

Hong Kong

Two-tier Profits Tax Rates

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million (approximately $257,311) of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Since Hong Kong Takung, Takung Art Holdings and Hong Kong MQ are wholly owned and under the control of Takung U.S, these entities are connected entities. Under the Ordinance, it is an entity’s election to nominate the entity that will be subject to the two-tier profits tax rates on its profits tax return. The election is irrevocable. The Company elected Hong Kong Takung to be subject to the two-tier profits tax rates.

The provision for current income and deferred taxes of Hong Kong Takung has been calculated by applying the new tax rate of 8.25%. Takung Art Holdings and Hong Kong MQ still apply the original tax rate of 16.5% for its provision for current income and deferred taxes.

As of December 31, 2023 and 2022, the Company’s subsidiaries in Hong Kong had nil and nil in net operating loss carry forwards available to offset future taxable income, respectively. These net operating losses will be carryforward indefinitely under Hong Kong Profits Tax regulation.

The income tax expense was $94,947 and $255,805 for the years ended December 31, 2023 and 2022, respectively, related primarily to the Company’s subsidiaries located outside of the U.S. The loss before provision for income taxes for the years ended December 31, 2023 and 2022 was as follows:

The income tax provision consists of the following components:

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Current:
Federal	$-	$-	$-
State	-	-	-
Foreign	94,947	255,805	-
Total current income tax expenses, continuing operations	94,947	255,805	-
Current income tax expenses, discontinued operations	-	-	-
Total current	$94,947	$255,805	-

Deferred:
Federal	$-	$-	-
State	-	-	-
Foreign	-	-	-
Total deferred income tax expenses, continuing operations	-	-	-
Deferred income tax expenses, discontinued operations	-	-	-
Total deferred	$-	$-	-
Total income tax expense	$94,947	$255,805	-

A reconciliation between the Company’s actual provision for income taxes is as follow:

Continuing operations

The effective tax rate for the continuing operations was (5.90)%, (2.6)% and nil% for the years ended December 31, 2023, 2022 and 2021, respectively.

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Profit/(Loss) before income tax expense	$(1,610,047)	$(9,385,293)	$(13,478,704)
Computed tax benefit with statutory tax rate	(338,110)	(1,970,912)	(2,982,746)
Impact of different tax rates in other jurisdictions	(52,799)	(96,669)	(1,384)
Tax effect of non-deductible expenses	-	-	775
Previous years unrecognized tax effects			(95,757)
Changes in valuation allowance	485,856	2,323,386	3,079,112
Total income tax expense	$94,947	$255,805	-

Discontinued operations

The effective tax rate for the discontinued operations was 0.0%, 0.0% and 0.0% for the years ended December 31, 2023, 2022 and 2021, respectively.

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Loss before income tax expense	$(21,946)	$(712,414)	$(16,594,807)
Computed tax benefit with statutory tax rate	(4,608)	(149,606)	(3,332,691)
Impact of different tax rates in other jurisdictions	(988)	(32,059)	(81,864)
Effect of preferred tax rate	3,621	117,548	2,136,292
Tax effect of non-deductible expenses	-	-	1,370,731
Previous years unrecognized tax effects	-	-	(3,442)
Changes in valuation allowance	1,975	64,117	(89,026)
Total income tax expense	$-	$-	$-

The approximate tax effects of temporary differences, which give rise to the deferred tax assets and liabilities are as follows:

Continuing operations

	As of December 31,	As of December 31,
	2023	2022
Deferred tax assets
Tax loss carried forward	$-	$-
Provision for impairment loss	-	1,533,964
Unvested restricted shares	-	-
Total deferred tax assets	-	1,533,964
Less: valuation allowance	-	(1,533,964)
Total Deferred tax assets, net of valuation allowance	-	-

Deferred tax liabilities
Total Deferred tax liabilities	$-	$-
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$-	$-

Discontinued operations

	As of December 31,	As of December 31,
	2023	2022
Deferred tax assets
Tax loss carried forward	$-	$-
Provision for doubtful accounts	-	-
PPE, due to difference in depreciation	-	10,914
Total deferred tax assets	-	10,914
Less: valuation allowance	-	(10,914)
Total Deferred tax assets, net of valuation allowance	-	-

Deferred tax liabilities
Total Deferred tax liabilities	$-	$-
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$-	$-

Uncertain tax positions

The reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	December 31, 2023	December 31, 2022
Uncertain tax liabilities, beginning of period, discontinued operations	$-	$-
Additions for tax position of current period	-	-
Settlements with tax authority during current year	-	-
Uncertain tax liabilities, end of period, discontinued operations	$-	$-

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by the respective jurisdictions, where applicable. The statute of limitations for the tax returns varies by jurisdictions.

The amounts of uncertain tax liabilities listed above are based on the recognition and measurement criteria of ASC Topic 740, and the balance is presented as current liability in the consolidated financial statements as of December 31, 2023 and 2022. The Company anticipated that the settlements with the taxing authority are remitted within one year.

Our policy is to include interest and penalty charges related to uncertain tax liabilities as necessary in the provision for income taxes. The Company has a liability for accrued interest of $nil as of December 31, 2023 and 2022, respectively.

Our subsidiary, Metaverse Digital Payment Co., Limited incurred corporate income tax payable of $94,947 during the year of 2023. The Company does not expect the position of uncertain tax liabilities will significantly fluctuate within the next twelve months. This expectation is still valid till the reporting day of April 15, 2024.

The statute of limitations for the Internal Revenue Services to assess the income tax returns on a taxpayer expires three years from the due date of the profits tax return or the date on which it was filed, whichever is later.

In accordance with the Hong Kong profits tax regulations, a tax assessment by the IRD may be initiated within six years after the relevant year of assessment, but extendable to 10 years in the case of potential willful underpayment or evasion.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

12. GAIN ON DISPOSAL OF SUBSIDIARIES

On November 1, 2022, pursuant to the disposition agreement, Takung Art Co., Ltd., Hong Kong Takung Art Company Limited (“Hong Kong Takung”) and Hong Kong MQ Group Limited (“Hong Kong MQ”, together with Hong Kong Takung, the “Targets”), the Company’s wholly owned subsidiaries, and Fecundity Capital Investment Co., Ltd. (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for cash consideration of $1,500,000 (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the legacy business is no longer with the Company after June 30, 2023.

Net assets of the entities disposed and loss on disposal was as follows

	Hong Kong Takung	Hong Kong MQ	Total

Total assets	$3,593,849	$-	$3,593,849

Total liabilities	8,662,466	623,596	9,286,062

Total net liabilities	(5,068,617)	(623,596)	(5,692,213)

Total accumulated other comprehensive income	166,210	73,553	239,763

Loss from discontinued operations	6,555	15,391	21,946

Subtotal	(4,895,852)	(534,652)	(5,430,504)

Total consideration			1,500,000

Total gain on disposal of subsidiaries			$6,930,504

13. LEASES

The Company has operating leases for its office facilities. The Company’s leases have remaining terms of less than one year. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

The operating lease expense, including two lease arrangements from a related party, for the year ended December 31, 2023 and 2022 was as follows:

		For the year ended	For the year ended	For the year ended
Lease Cost	Classification	December 31, 2023	December 31, 2022	December 31, 2021
Operating lease cost	Cost of revenue, general and administrative expenses	$10,000	$62,364	$108,580

Total lease cost		$10,000	$62,364	108,580
Operating lease cost-discontinued operations	Cost of revenue, general and administrative expenses	-	(62,364)	(108,580)
Total lease cost		$10,000	$-	-

14. COMMITMENTS AND CONTINGENCIES

Capital Commitments

As of December 31, 2023 and 2022, the Company had no capital commitments.

Contingencies

As of December 31, 2023 and through the issuance date of the consolidated financial statements included in this Form 20-F, the Company does not have any other significant indemnification claims.

15. Warrant liabilities

On November 2, 2023, NFT Ltd issued 699,838 units of warrants to PIPE investors/shareholders. The warrants entitle the holder to purchase one share of our common stock at an exercise price equal to $0.207 per share at any time on or after November 2, 2023, and on or prior to the close of business on November 2, 2028.

The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are puttable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 “Distinguishing Liabilities from Equity”. The Company had no plans to consummate a fundamental transaction and did not believe a fundamental transaction was likely to occur during the remaining term of the outstanding warrants. In accordance with the accounting guidance, the outstanding warrants were recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the consolidated statement of income.

The fair value of the warrant liabilities presented below were measured using either a BSM valuation model. Significant inputs into the respective model at the inception and reporting period measurement dates are summarized as follows:

		Period Ended	Expiration Date
Valuation Assumption	Issuance Date	Dec 31, 2023	Nov 2, 2028

Exercise Price	0.207	0.207	0.207
Warrant Expiration date	Nov 2, 2028	Nov 2, 2028	Nov 2, 2028
Stock Price	0.13	0.19	-
Interest Rate (Annual)	4.65%	3.39%	-
Volatility (Annual)	100.54%	106.6%	-
Time to Maturity (Years)	5	4.84	Expired
Calculated Value per Share	0.09	0.1421	-

Notes

1.	Exercise price Based on the terms provided in the warrant agreement to purchase common stock of NFT Ltd. dated November 2, 2023.

2.	Warrant expiration date Based on the terms provided in the warrant agreement to purchase common stock of NFT Ltd. dated November 2, 2023.

3.	Stock price Closed price quoted from NASDAQ https://www.nasdaq.com/market-activity/stocks/sos/historical

4.	Interest rate per annual Interest rate for U.S. Treasury Bonds, as of each presented period ending date, as published by the U.S. Federal Reserve: https://www.treasury.gov/resource-center/data-chart-center/interest-rates/pages/TextView.aspx?data=yieldYear&year=2020

5.	Volatility Based on the historical daily volatility of NFT Ltd as of each presented period ending date.

(1)	Exercise of warrants for gross proceeds of NIL and a warrant liability fair market value of NIL as of the exercise date.

(2)	Expiration of Warrants on November 2, 2028.

(3)	The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about of future activities and the Company’s stock prices and historical volatility as inputs. During the two months ending December 31, 2023, none of the warrants have been exercised.

Warrant liabilities Fair value at initial measurement	Warrant outstanding	Fair value per share	Fair value

November 2, 2023	34,991,886	0.09	$3,235,357
Loss on change of fair value of warrant liabilities	-	-	1,736,512
Fair value as of period ended Dec 31, 2023	34,991,886	0.1421	4,971,869

On March 18, 2024, the Company held its 2024 general meeting of shareholders and approved the reverse share split of all of the Company’s ordinary shares at an exchange ratio of one-for-fifty (1:50), such that every 50 Class A ordinary shares of a par value of US$0.0001 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A ordinary share of a par value of US$0.005 per share; and that every 50 Class B ordinary shares of a par value of US$0.0001 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B ordinary share of a par value of US$0.005 per share. Based on the reverse share split, the warrant outstanding was consolidated from 34,991,886 into 699,838.

16. NET LOSS PER SHARE

The computation of the Company’s basic and diluted net profit/(loss) per share is as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Numerator:
Net loss-continuing operations	$(1,704,994)	$(9,641,098)	$(13,478,704)
Net profit/(loss) – discontinued operations	6,908,558	(712,414)	(16,594,807)
Total net profit/(loss)	5,203,564	(10,353,512)	(30,073,511)

Denominator:
Weighted-average shares outstanding-Basic	654,419	495,877	247,675
Stock options and restricted shares	-	-
Weighted-average shares outstanding-Diluted	1,243,186	495,877	247,675
Loss per share-continuing operations
-Basic	$(2.61)	$(19.44)	$(54.42)
-Diluted	$(1.37)	$(19.44)	$(54.42)

Profit/(Loss) per share-discontinued operations
-Basic	$(0.03)	$(1.44)	$(67.00)
-Diluted	$(0.02)	$(1.44)	$(67.00)

Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

As of December 31, 2023, there were no outstanding stock options and no other securities that would potentially be converted to additional shares of common stock that would have been outstanding if the dilutive potential shares of common stock had been issued were excluded from the calculation of diluted net loss per share.

As disclosed on NFT Limited’s (the “Company”) Current Report on Form 6-K (the “Form 6-K”) filed on January 10, 2024, On January 10, 2024, NFT Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 69,983,770 units (the “Units”), each Unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.276 per Share, at a price of $0.221 per Unit, for an aggregate purchase price of approximately $15.47 million (the “Offering”).

17. SHAREHOLDERS’ EQUITY

Share Options:

There was no share options granted during the year of 2023 and no share options were forfeited nor exercised in the year ended December 31, 2023.

18. SUBSEQUENT EVENT

Private Placement

On January 10, 2024, NFT Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 69,983,770 units (the “Units”), each Unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.276 per Share, at a price of $0.221 per Unit, for an aggregate purchase price of approximately $15.47 million (the “Offering”). The net proceeds of the Offering shall be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.276 per Share for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the three-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions, and full ratchet anti-dilution protection with respect to the issuance of ordinary shares or ordinary share equivalents for consideration per share less than the initial exercise price of the Warrants. The Warrants contain a mandatory exercise right for the Company to force exercise of the Warrants if the Company’s Shares trades at or above $0.414 per Share, for 20 consecutive trading days, provided, among other things, that the shares issuable upon exercise of the Warrants are registered or may be sold pursuant to Rule 144 and the daily trading volume exceeds 300,000 Shares per trading day on each trading day in a period of 20 consecutive trading days prior to the applicable date.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) NYSE approval of the supplemental listing application for the Units and (b) accuracy of the parties’ representations and warranties.

On February 2, 2024, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

Increase of Authorized Share Capital and Number of Authorized Shares

On March 18, 2024, the Company held its 2024 general meeting of shareholders and approved increasing the authorized share capital and number of authorized shares of the Company immediately after the Share Consolidation from US$50,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.005 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.005 each to US$500,000 divided into 90,000,000 Class A ordinary shares of a nominal or par value $0.005 each and 10,000,000 Class B ordinary shares of a nominal or par value $0.005 each.

Reverse Share Split

On March 18, 2024, the Company held its 2024 general meeting of shareholders and approved the reverse share split of all of the Company’s ordinary shares at an exchange ratio of one-for-fifty (1:50), such that every 50 Class A ordinary shares of a par value of US$0.0001 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A ordinary share of a par value of US$0.005 per share; and that every 50 Class B ordinary shares of a par value of US$0.0001 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B ordinary share of a par value of US$0.005 per share (the “Share Consolidation” or “Reverse Share Split”), such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.005 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.005 each; with such Share Consolidation (the “Share Consolidation Proposal”). The Share Consolidation took effect on April 12, 2024.

After the Share Consolidation, the following table sets forth certain information with respect to the beneficial ownership of our voting securities (i) any person or group owning more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and (iv) all executive officers and directors as a group as of May 15, 2024.

		Number of Shares	Percentage Ownership of
Beneficial Ownership	Title of Class	Beneficially Owned(1)	Shares of Common Share
Owner of more than 5% of Class
Yanhui Chen	Class A Ordinary Shares	182,971	5.089%
Zhenwei Li	Class A Ordinary Shares	182,971	5.089%
Yihang Sun	Class A Ordinary Shares	182,971	5.089%
Wang Zhang	Class A Ordinary Shares	182,971	5.089%
Directors and Officers
Kuangtao Wang	Class A Ordinary Shares
Yaobin Wang	Class A Ordinary Shares	-	*
Doug Buerger	Class A Ordinary Shares	-	*
Guisuo Lu	Class A Ordinary Shares	-	*
Ronggang (Jonathan) Zhang	Class A Ordinary Shares	-	*
All Officers and Directors (Five persons)		-	*

*	Who holds no share in the Company

(1)	The address for YANHUI CHEN is NO.1 TONGFU STREET, ZANHUANG TOWN, ZANHUANG COUNTY, SHIJIAZHUANG CITY, HEBEI PROVINCE, CHINA
(2)	The address for ZHENWEI LI is NO.188, GROUP 4 YALIZHUANG VILLAGE COMMITTEE, HUANGJI TOWNSHIP, ZHECHENG COUNTY, HENAN PROVINCE, CHINA
(3)	The address for YIHANG SUN is NO.94, MENGZHUANG,ANZHAI TOWNSHIP, WUGANG CITY, HENAN PROVINCE, CHINA
(4)	The address for WANG ZHANG is LIZHAI WEST FORMATION, XINDIAN TOWNSHIP, YEXIAN COUNTY, HENAN PROVINCE, CHINA