Form 20-F
period 2024-12-31
NFT Ltd
filed 2025-04-30
CIK 1958713

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Office Q 11th Floor, Kings Wing Plaza 2, No.1 Kwan Street, Sha Tin, New Territories Hong Kong +86-13061634962
(Address of Principal Executive Offices)

Kuangtao Wang, Chief Executive Officer Office Q 11th Floor, Kings Wing Plaza 2, No.1 Kwan Street, Sha Tin, New Territories Hong Kong Telephone: +86-13061634962 Email: KuangtaoWang@nft-limited.com
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

The number of Class A ordinary shares, par value $0.005 outstanding as of December 31, 2024 is 5,065,150.

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

References to “Hong Kong” are to “Hong Kong, Special Administrative Region of the People’s Republic of China”.

Unless otherwise specified or required by context, references to “we,” “the Company”, “NFT Limited”, “our” and “us” refer collectively to (i) NFT Limited, (ii) the subsidiaries of NFT Limited, , Takung DIGITAL TECHNOLOGY LIMITED (“Takung Digital”), Takung EXCHANGE LIMITED (“Takung Exchange ”) and its wholly owned Hong Kong subsidiary, METAVERSE DIGITAL PAYMENT CO., LIMITED (“Metaverse HK”), respectively.

iii

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Not applicable

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we, our subsidiaries, face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

RISKS RELATED TO OUR BUSINESS AND FINANCIAL CONDITION

We are transitioning our business from a PRC based business to being internationally operated. Our business plan is at its early stage of development.

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

There are uncertainties in the Chinese regulatory framework of internet payment and related financial system which may cause obstacles for our service of clients based in mainland China.

As of December 31, 2024, $4,351,692 of our cash was categorized as restricted cash as it is from client advance payments held at the bank which are not company-owned but held in trust for clients. The restrictions prevent us from using these funds for operations, and we cannot predict when such restrictions will be lifted.

Risks associated with cash deposited at the Silkroad International Bank

As of December 31, 2024, we have $86,623,643 in cash deposited with the Silkroad International Bank.

The Central Bank of Djibouti (BCD) regulates the banking sector and has implemented measures to strengthen the financial system, such as increasing capital requirements and improving liquidity ratios. However, there is no specific mention of a formal deposit insurance system that protects depositors in case of bank failures. Therefore we do not believe there is any insurance for the cash deposited with the Silkroad International Bank.

Silkroad International Bank has indicated that (1) The Central Bank of Djibouti (BCD) faces periodic shortages of foreign currency reserves, which may restrict our ability to convert local Djiboutian francs (DJF) into USD or other foreign currencies, repatriate funds to international subsidiaries or partners, and settle cross-border transactions in a timely manner, which could disrupt cash flow, delay vendor payments, and hinder operational flexibility; and (2) Djibouti maintains stringent foreign exchange regulations, including:

●	Approval Requirements: Large transfers or conversions may require BCD authorization, causing delays.

●	Prioritization of Essential Imports: The BCD may prioritize sectors like food and energy, limiting access to forex for non-essential businesses (e.g., consulting services).

●	Unclear Transfer Limits: Bank of Djibouti staff have indicated unspecified caps on outward transfers, increasing uncertainty.

These restrictions will result in significant negative impact to our ability to operate and execute our business plan.

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

Any significant growth in the market for our services or our entry into new markets may require an expansion of our employee base for managerial, operational, financial, and other purposes. As of the date of this annual report, we have 8 full-time employees. During any growth, we may face problems related to our operational and financial systems and controls. We would also need to continue to expand, train and manage our employee base. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate, and motivate new employees.

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

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are acceptable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to our ordinary shares. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

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

We are consistently enhancing our internal controls over financial reporting by making the following changes: (i) we established a desired level of corporate governance with regard to identifying and measuring the risk of material misstatement, (ii) we set up a key monitoring mechanism including independent directors and audit committee to oversee and monitor our risk management, business strategies and financial reporting procedure, (iii) we have a Chief Financial Officer with SEC and US GAAP expertise and (iv) we have strengthened our financial team by employing more qualified accountant(s) to enhance the quality of our financial reporting function. We conducted out an evaluation using the framework set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission with the participation of our management, including Kuangtao Wang, the Company’s Chief Executive Officer and Jianguang Qian, the Company’s Chief Financial Officer of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of December 31, 2023. Based upon that evaluation, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.  However, we do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Accordingly, if in spite of such changes and improvements, our internal controls are still ineffective in our ability to accurately and timely report our financial results in accordance with U.S. GAAP, this could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. This, in turn, could result in a material adverse impact on us and undermine investor confidence in us and the market price of our equities could decline significantly.

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

Our success largely depends on the continuing services of our chief executive officer and chairman of the board of directors, Kuangtao Wang, our chief financial officer, Jianguang Qian, and our directors, Guisuo Lu, Doug Buerger and Ronggang (Jonanthan) Zhang. Our continued success, also, depends on our ability to attract and retain qualified personnel. We believe that Messrs. Li, Wang, Qian, Lu, Buerger and Zhang possess valuable business development and marketing knowledge, experience and leadership abilities that would be difficult in the short term to replicate. The loss of their services could have an adverse effect on our business, results of operations and financial condition as our potential future revenues.

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

JP Morgan bank account of the company in US is covered by FDIC insurance to $250,000 limit.

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

We provide for bad debts principally based upon the aging of accounts receivable, in addition to collectability of specific customer accounts, our history of bad debts, and the general condition of the industry. During December 31, 2024 and 2023, we recognized $nil and $nil, respectively, in provision for doubtful accounts.

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

RISKS RELATED TO DOING BUSINESS IN HONG KONG

Our operations are conducted by our subsidiaries in Hong Kong and the United States. Accordingly, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. However, if certain PRC laws and regulations were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our ordinary shares, to significantly decline or become worthless.

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

Although we will be required to implement internal controls, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in Hong Kong in these areas. As a result of these factors, we may experience difficulty in establishing the required controls, making it difficult for management to forecast its needs and to present the results of our operations accurately at all times. If we are unable to establish the required controls, market makers may be reluctant to make a market in our stock and investors may be reluctant to purchase our stock, which would make it difficult for you to sell any ordinary shares that you may own or acquire.

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

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our ordinary shares to investors; and (iii) may cause the value of our ordinary shares to significantly decline or become worthless.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, the CAC published the Regulations on the Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. Our Hong Kong subsidiary, Metaverse HK may collect and store certain data (including certain personal information) from our clients who may be PRC individuals. We do not currently expect the Review Measures to have an impact on our business, operations or this offering as we do not believe that Metaverse HK is deemed to be a “CIIO” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review for overseas listing, because (i) Metaverse HK is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) as of the date of this annual report, Metaverse HK did not collect or store any personal information of individual clients of mainland China; and (iii) as of the date of this annual report, Metaverse HK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe our Hong Kong subsidiaries are not required to pass the cybersecurity review of the CAC in order to list our ordinary shares in the U.S.

In addition, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe our Hong Kong subsidiaries are not required to obtain regulatory approval from the CSRC in order to list our ordinary shares in the U.S.

Since these rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Any failure of us to fully comply with new regulatory requirements may cause significant disruption to our business operations, materially and adversely affect our financial condition and results of operations, and cause our ordinary shares to significantly decline in value or become worthless.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as NYSE American of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on NYSE American or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ordinary shares being delisted.

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

While our auditor is based outside mainland China and Hong Kong, and is registered with the PCAOB and has been inspected by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. In addition, the recent developments would add uncertainties to the listing and trading of our ordinary shares and we cannot assure you whether NYSE American or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or NYSE American will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Delisting of our ordinary shares would force holders of our ordinary shares to sell their ordinary shares. The market price of our ordinary shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

The PRC government may intervene or influence our operations at any time or may exert more control over overseas offerings and listings and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our ordinary shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

RISKS RELATING TO INVESTMENT IN OUR SECURITIES

An active public market for our ordinary shares may not develop or be sustained, which would adversely affect the ability of our investors to sell their securities in the public market.

We cannot predict the extent to which an active public market for our ordinary shares will develop or be sustained.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our ordinary shares.

Holders of a significant number of our shares and/or their designees may be eligible to sell our ordinary shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act (“Rule 144”), subject to certain limitations. In general, pursuant to Rule 144, a non-affiliate shareholder (or shareholders whose shares are aggregated) who has satisfied a six-month holding period, and provided that there is current public information available, may sell all of its securities. Rule 144 also permits the sale of securities, without any limitations, by a non-affiliate that has satisfied a one-year holding period. Any substantial sale of ordinary shares pursuant to any resale prospectus or Rule 144 may have an adverse effect on the market price of our ordinary shares by creating an excessive supply.

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

We do not plan to declare or pay any cash dividends on our ordinary shares in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income.

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

Takung Digital was incorporated in Albany, New York on December 13, 2021 and is a wholly-owned subsidiary of Takung. This entity primarily provides administrative and technical supports for the development of NFT projects.

Takung Exchange was incorporated in Wyoming under the name “Takung Exchange Limited” on January 7, 2022 and is a wholly owned by Takung. On March 31, 2022, the registered name was changed to “Takung Exchange Limited”. This entity facilitates the business and operation of the new Takung Exchange market.

Metaverse HK was formed in Hong Kong on January 27, 2022, and is wholly owned by Takung Exchange. This entity is engaged in digital payment service.

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

On March 18, 2024, at the Company’s annual general meeting of shareholders (the “2024 AGM”), the shareholders of the Company approved the reverse share split of all of the Company’s ordinary shares at an exchange ratio of one-for-fifty (1:50), such that every 50 Class A ordinary shares of a par value of US$0.0001 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A ordinary share of a par value of US$0.005 per share; and that every 50 Class B ordinary shares of a par value of US$0.0001 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B ordinary share of a par value of US$0.005 per share (the “Share Consolidation” or “Reverse Stock Split”). At the 2024 AGM, the shareholders also approved an increase to the authorized share capital and number of authorized shares of the Company immediately after the Share Consolidation from US$50,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.005 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.005 each to US$500,000 divided into 90,000,000 Class A ordinary shares of a nominal or par value of US$0.005 each and 10,000,000 Class B ordinary shares of a nominal or par value of US$0.005 each (the “Authorized Share Increase”).

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

Takung Digital Technology Limited (“Takung Digital”) was incorporated in Albany, New York on December 13, 2021 and is a wholly-owned subsidiary of NFT Limited. This entity primarily provides administrative and technical supports for the development of NFT projects.

Takung Exchange Limited (“Takung Exchange”) was incorporated in Wyoming under the name “NFT Exchange Limited” on January 7, 2022 and is wholly owned by NFT Limited. On March 31, 2022, the registered name was changed to “Takung Exchange Limited. This entity facilitates the business and operation of the new Takung Exchange market.

Metaverse Digital Payment Co., Limited (“Metaverse HK”) was formed in Hong Kong on January 27, 2022, and is wholly owned by Takung Exchange. This entity is engaged in digital payment service.

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

Our principal executive office is located at Office Q, 11th Floor, Kings Wing Plaza 2, No. 1, Kwan Street, Sha Tin, New Territories, Hong Kong.

Cash Transfers and Dividend Distribution

Metaverse HK is permitted under the laws of Hong Kong to provide funding to Takung Exchange, a wholly owned subsidiary of the Company in Wyoming, through dividend distribution without restrictions on the amount of the funds. We and our subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Metaverse HK is the only subsidiary in Hong Kong. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Metaverse HK to Takung Exchange or from Metaverse HK to the Company and the investors in the U.S.

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

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over overseas offerings and listing and/or foreign investment in issuers like ourselves. Such governmental actions, if and when occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our ordinary shares to investors; and (iii) may cause the value of our ordinary shares to significantly decline or be worthless.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, the CAC published the Regulations on the Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. Our Hong Kong subsidiary, Metaverse HK may collect and store certain data (including certain personal information) from our clients who may be PRC individuals. We do not currently expect the Review Measures to have an impact on our business, operations or this offering as we do not believe that Metaverse HK is deemed to be a “CIIO” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review for overseas listing, because (i) Metaverse HK is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) as of the date of this annual report, Metaverse HK did not collect or store any personal information of individual clients of mainland China; and (iii) as of the date of this annual report, Metaverse HK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe our Hong Kong subsidiaries are not required to pass the cybersecurity review of the CAC in order to list our ordinary shares in the U.S.

In addition, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe our Hong Kong subsidiaries are not required to obtain regulatory approval from the CSRC in order to list our ordinary shares in the U.S.

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

Employees

As of December 31, 2024, we had 8 full-time employees. As for the 8 employees, 1 is General Manager, 1 is CEO, 1 is CFO, 1 is from administrative department, 1 is from financial department, 1 is from technical department, 1 is from operation department, and 1 is from marketing department.

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

Takung Digital

●	Certificate of Incorporation filed the NYS Department of State on December 13, 2021.

●	Certificate of Name Change dated March 26, 2024.

Takung Exchange

●	Certificate of Incorporation dated January 7, 2022.

●	Certificate of Name Change dated March 31, 2022.

Metaverse HK

●	Certificate of Incorporation (No. 3124997) issued by Hong Kong Special Administrative Region, Registrar of Companies on January 27, 2022.

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

NFT Market Insights

The NFT market continues evolving beyond speculative trading, with growing emphasis on utility-driven applications—notably in gaming (play-to-earn 3.0 models), tokenized real-world assets (RWAs), and AI-generated dynamic NFTs. Ethereum remains dominant but faces scaling competition from Solana and Layer 2 solutions like Arbitrum, which now host 35% of new NFT projects. Regulatory scrutiny is intensifying, particularly the SEC’s focus on NFT fractionalization as potential securities. Meanwhile, blue-chip collections (e.g., Bored Ape Yacht Club) have stabilized at 60% below 2022 peaks, while niche sectors like music royalties and decentralized physical infrastructure (DePIN) NFTs are gaining traction. Brands are shifting from one-off drops to subscription-based NFT memberships, with Starbucks Odyssey and Nike’s . Swoosh leading adoption. Liquidity remains a challenge, with overall trading volumes down 40% YoY despite rising institutional participation.

The NFT market has undergone significant transformation since its 2021 peak, with current trends showing:

Global NFT market size: 15.2 billion (2023), projected to reach21.6 billion by 2025 (CAGR of 19.3%). Trading volume: $8.7 billion in Q1 2024, down from peak levels but showing stabilization. Active wallets: ~350,000 daily active NFT wallets (down from 2022 highs but more sustainable).

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

Results of Operations

For the years ended December 31, 2024, 2023 and 2022

The following tables set forth our consolidated statements of operations data:

	For the year ended December 31			Variance
	2024	2023	2022	2024 vs 2023	2023 vs 2022
Revenue
Commission	$740,701	$2,153,515	3,403,536	$(1,412,814)	$(1,250,021)
Revenue	740,701	2,153,515	3,403,536	(1,412,814)	(1,250,021)
Cost of revenue	(192,048)	(556,590)	(782,790)	364,542	226,200

Gross profit	548,653	1,596,925	2,620,746	(1,048,272)	(1,023,821)

General and administrative expenses - Continuing operations	(1,454,919)	(2,473,600)	(2,708,499)	1,018,681	234,899
General and administrative expenses - Discontinued operations	-	(21,946)	(712,414)	21,946	690,468
Non-marketable investment impairment	-	-	(9,296,754)	-	9,296,754
Total operating expenses - Continuing operations	(1,454,919)	(2,473,600)	(12,005,253)	1,018,681	9,531,653
Total operating expenses - Discontinued operations	-	(21,946)	(712,414)	21,946	690,468
Loss from continuing operations	(906,266)	(876,675)	(9,384,507)	(29,591)	8,507,832
Gain on disposal of subsidiaries - Discontinued operations	-	6,930,504	-	(6,930,504)	6,930,504
Total other income/(expense) - Continued operations	6,867,033	(733,372)	(786)	7,600,405	(732,586)
Total other income/(expense) - Discontinued operations	-	-	-	-	-

Profit/(Loss) before income taxes	5,960,767	(1,610,047)	(9,385,293)	7,570,814	7,775,246
Income tax credit/(expense) -Continuing operations	335,748	(94,947)	(255,805)	430,695	160,858
Net profit/(loss) from continuing operations	6,296,515	(1,704,994)	(9,641,098)	8,001,509	7,936,104
Net profit/(loss) from discontinued operations	-	6,908,558	(712,414)	(6,908,558)	7,620,972

Net profit/(loss)	$6,296,515	$5,203,564	$(10,353,512)	$1,092,951	$15,557,076

Revenue by category

Revenue from trade commission for our continuing operations were $740,701, $2,153,515 and $3,403,536 for the year ended December 31, 2024, 2023 and 2022, respectively.

Revenue by customer type

Revenue from Non-VIP traders for our continuing operations were $740,701, $2,153,515 and $3,403,536 for the year ended December 31, 2024, 2023 and 2022, respectively.

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

Cost of Revenue

Cost of revenue primarily includes internet service charges, were $192,048, $556,590 and $782,790 for the year ended December 31, 2024, 2023 and 2022, respectively.

Cost of revenue – continuing operations for the years ended December 31, 2024, 2023 and 2022 were $192,048, $556,590 and $782,790, respectively.

Cost of revenue – discontinued operations for the years ended December 31, 2024, 2023 and 2022 were $nil, $nil and $nil, respectively.

Gross Profit

Gross profit for our continuing operations were $548,653, $1,596,925 and $2,620,746 for the year ended December 31, 2024, 2023 and 2022, respectively. The gross profit for our continuing operations in 2022 was generated from the provision of consultancy service related to NFT business.

Operating Expenses

General and administrative expenses for the continuing operations were $1,454,919, $2,473,600 and $12,005,253 for the year ended December 31, 2024, 2023 and 2022, respectively.

General and administrative expenses from the discontinued operations were $nil, $21,946 and $712,414 for the year ended December 31, 2024, 2023 and 2022, respectively. In the meantime, the Company disposed its subsidiaries and recognized a gain on disposal of subsidiaries of $6,930,504 for the year ended December 31, 2023.

The following table sets forth the main components of our operating expenses of our continuing operations and for discontinued operations for the years ended December 31, 2024, 2023 and 2022.

	For the year ended December 31, 2024		For the year ended December 31, 2023		For the year ended December 31, 2022
	Amount($)	% of Total	Amount($)	% of Total	Amount($)	% of Total
Salary and welfare	758,150	52.1%	1,349,098	54.1%	1,429,330	11.2%
Office, insurance and rental expenses	35,694	2.5%	10,323	0.4%	248,124	2.0%
Legal and professional fees	505,075	34.7%	655,280	26.2%	726,812	5.7%
Consultancy fee	156,000	10.7%	224,305	9.0%	111,000	0.9%
Depreciation expenses	-	0.0%	-	0.0%	1,395	0.0%
Non-marketable Investment impairment	-	0.0%	-	0.0%	9,296,754	73.1%
Others	-	0.0%	234,594	9.4%	191,838	1.5%
Total operating expenses-continuing operations	1,454,919	100.0%	2,473,600	99.1%	12,005,253	94.4%
Total operating expenses-discontinued operations	-	0.0%	21,946	0.9%	712,414	5.6%
Total	$1,454,919	100.0%	$2,495,546	100.0%	$12,717,667	100.0%

The continuing operation also incurred a total of $nil in selling expenses from its continuing operations for the years ended December 31, 2024, 2023 and 2022, respectively.

Other (expense)/income

Other (expense)/income for the continuing operations were $6,867,033, $(733,372) and $(786) for the year ended December 31, 2024, 2023 and 2022, respectively.

The discontinued operation also incurred a total of $nil in other income from its discontinued operations for the years ended December 31, 2024, 2023 and 2022, respectively.

Profit/(Loss) before income taxes

Our continuing operations incurred profit/(loss) before income taxes $5,960,767, $(1,610,047) and $(9,385,293) for the years ended December 31, 2024, 2023 and 2022, respectively.

Profit/(Loss) before tax from discontinued operations is $nil, $6,908,558 and $(712,414) for the year ended December 31, 2024, 2023 and 2022, respectively.

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

The provision for current income and deferred taxes of Metaverse HK has been calculated by applying the new tax rate of 8.25%.

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to income taxes within the PRC at the applicable tax rate on taxable income. All the PRC subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 25% for the year ended December 31, 2024 and 2023.

The income tax (credit)/expense from the continuing operations for the years ended December 31, 2024, 2023 and 2022 were $(335,748), $94,947 and $255,805.

The income tax expense from the discontinued operations for the years ended December 31, 2024, 2023 and 2022 were $nil, $nil and $nil, respectively.

Net profit/(loss)

As a result of our operations aforementioned, our net profit/(loss) after income taxes for continuing operations for the years ended December 31, 2024, 2023 and 2022 were $6,296,515, $(1,704,994) and $(9,641,098), respectively.

Our discontinued operations incurred net profit $nil, $6,908,558 and $(712,414) for the year ended December 31, 2024, 2023 and 2022, respectively.

Foreign currency translation profit and loss

We had a foreign currency translation loss for the years ended December 31, 2024, 2023 and 2022 of $nil, $9,858 and $16,397, respectively.

Comprehensive income/(loss)

As a result of the above, we posted a comprehensive income/(loss) of $6,296,515, $5,193,706 and $(10,369,909) for the years ended December 31, 2024, 2023 and 2022, respectively.

Liquidity and Capital Resources

The following tables set forth our consolidated statements of cash flow:

	For the years ended December 31
	2024	2023	2022
Net cash provided by/(used in) operating activities-continuing operations	$(1,338,069)	$(158,778)	$4,448,214
Net cash provided by/(used in) operating activities- discontinued operations	-	(158,173)	(368,907)
	(1,338,069)	(316,951)	4,079,307

Net cash provided by investing activities- continuing operations	-	265,668	1401
Net cash provided by investing activities- discontinued operations	-	61,376	127,805
	-	327,044	129,206

Proceeds from a short-term borrowing from a third party	-	(1,550,000)	1,550,000
Proceeds from a private placement	21,904,912	-	60,000,007
Net cash provided by/(used in) financing activities-continuing operations	21,904,912	(1,550,000)	61,550,007
Net cash provided by/(used in) financing activities-discontinued operations	-	-	-
	21,904,912	(1,550,000)	61,550,007

Effect of exchange rate change on cash and cash equivalents, and restricted cash from continuing operations	-	-	(2,337)
Effect of exchange rate change on cash and cash equivalents, and restricted cash from discontinued operations	-	-	(643)
	-	-	(2,980)

Net change in cash and cash equivalents - continuing operations	20,566,843	(1,443,110)	65,997,285
Net change in cash and cash equivalents and restricted cash - discontinued operations	-	(96,797)	(241,745)
	20,566,843	(1,539,907)	65,755,540

Cash and cash equivalents, beginning balance - continuing operations	66,057,328	67,500,438	1,503,153
Cash and cash equivalents and restricted cash, beginning balance- discontinued operations	-	96,797	338,542
	66,057,328	67,597,235	1,841,695

Cash and cash equivalents and restricted cash, ending balance - continuing operations	$86,624,171	$66,057,328	$67,500,438
Cash and cash equivalents and restricted cash, ending balance - discontinued operations	-	-	96,797
	86,624,171	66,057,328	67,597,235
Reclassification between continuing operations and●discontinued operations
Cash flow reclassification - continuing operations			(1,138,811)
Cash flow reclassification - discontinued operations			1,138,811

Cash and cash equivalents and restricted cash, ending balance - continuing operations	$86,624,171	$66,057,328	$66,361,627
Cash and cash equivalents and restricted cash, ending balance - discontinued operations	-	-	1,235,608
	86,624,171	66,057,328	67,597,235

Sources of Liquidity

The cash and cash equivalent balance from the continuing operations as of December 31, 2024 was $86,624,171.

During the year ended December 31, 2024, net cash used by operating activities from operating activities was $1,338,069 which predominantly related to the net profit from continuing operation $6,296,515, working capital increases $20,095,873 , bad debt expenses $5,557, prepayment $390,705, gain on change of fair value of warrant liability $6,638,916, loan receivables $800,000, accrued expenses and other payables $2,237,103 and advances from customers $45,173. The investing cash inflow from the continuing operations totaled $nil. The net financing cashflows from continuing operations was $21,904,912, which was related to the private placement.

The cash and cash equivalent balance from the discontinued operations as of December 31, 2024 was $nil.

During the year ended December 31, 2024, net cash used in operating activities from discontinued operations was $nil. Net cash provided by investing activities from discontinued operations was $nil. There was no cash inflow or outflow from financing activities from our discontinued operations in 2024.

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

As of December 31, 2024, total current liabilities from the continuing operations, $5,724,660, which was related to accrued expenses and other payables $1,357,964, advance from customers $4,351,692, tax payable $15,004 of NFT Limited.

As of December 31, 2024, the Company’s continuing operation had cash and cash equivalents of $86,624,171, a working capital of $80,899,511 and the net assets amounted to $80,899,511.

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

Total liabilities of the Company’s continuing operations as of December 31, 2024 and 2023 amounted to $5,724,660 and $12,888,459, respectively. Total liabilities of the Company’s discontinued operations as of December 31, 2024 and 2023 were $nil and $nil, respectively.

Net assets of the Company’s continuing operations amounted to $80,899,511 and $60,803,638 as of December 31, 2024 and 2023, respectively.

Future Financings

We may sell our ordinary shares in order to fund our business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that we will achieve sales of the equity securities or arrange for debt or other financing to fund our growth in case it is necessary, or if we are able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

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

The shareholders of the Company also approved a proposal at the 2024 AGM to increase the authorized share capital and number of authorized shares of the Company immediately following the Share Consolidation from US$50,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.005 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.005 each to US$500,000 divided into 90,000,000 Class A ordinary shares of a nominal or par value US$0.005 each and 10,000,000 Class B ordinary shares of a nominal or par value US$0.005 each.

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

The following table sets forth certain information concerning our directors and executive officer:

Name	Age	Position
Kuangtao Wang	45	Chief Executive Officer and Chairman
Jianguang Qian	41	Chief Financial Officer
Doug Buerger	65	Director
Guisuo Lu	60	Director
Ronggang (Jonathan) Zhang	60	Director

The following is a summary of the biographical information of our directors and officers:

Kuangtao Wang was appointed as our Chief Executive Officer on January 4, 2022 and as the chairman of the board of directors on August 1, 2022. Mr. Wang is a veteran businessman in the art exchange industry. He has been in the art exchange business as general manager of Yongbao Culture and Media Co. Ltd in China since 2007 and he founded an offline art exchange platform. Mr. Wang has extensive experience in business management and an in-depth understanding and vision for the non-fungible token industry. Mr. Wang graduated from Beijing International Business Administration Institute in 2012 with a bachelor’s degree.

Jianguang Qian is a seasoned financial executive with over 18 years of experience in financial management across various industries. From May 2023 to March 2024, Mr. Qian served as the CFO at Wuxi Libang Kitchenware Co., Ltd., where he was responsible for leading the entire process of the company’s listing on the U.S. stock market. Prior to this, from March 2022 to August 2023, he was the CFO of Shanghai Wufeng Network Technology Co., Ltd., where he led the finance department, implemented key financial strategies, and supported the company’s capital growth and listing plans. Mr. Qian was the former CFO for our Company from January 5, 2022 to July 10, 2023, where he successfully led the company’s financial operations to ensure compliance and support its growth in the U.S. stock market. In October 2020, Mr. Qian took on the role of CFO at Merit-link, a cloud platform dedicated to supporting the supply chain for tools, building materials, and home furnishings through Internet technology. He was responsible for managing the company’s financial operations. From June 2018 to June 2020, he served as the Financial Director of the Shared Accounting Center at Lv Ma Ma, a company listed on the National Equities Exchange and Quotations in China. During this period, he oversaw Lv Ma Ma’s accounting and taxation operations, leading a team of 70 subordinates, supervising the company’s proposed listing in Hong Kong, and managing investor relations. Mr. Qian graduated from the Department of Finance, Lanzhou University of Technology, China, in 2006 and obtained a master’s degree in accounting from Shanghai University of Finance and Economics, China, in 2012. He is a certified member of AICPA, the Association of Chartered Certified Accountants (ACCA), a CMA American Management Certified Public Accountant, and a Chinese Intermediate Accountant.

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

Board Meetings

The Board of Directors and its committees held the following number of meetings during 2024:

Board of Directors	4
Audit Committee	3
Compensation Committee	3
Nominating Committee	3

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

Board Leadership Structure and Role in Risk Oversight

Mr. Kuangtao Wang is the Company’s Chairman of Board of Director. We have three independent directors. Mr. Kuangtao Wang is our Chief Executive Officer. Mr. Jianguang Qian is our Chief Financial Officer. They are best situated to serve as our business and industry most capable of identifying strategic priorities and executing our business strategy. We believe that this leadership structure has served the Company well. The Board’s role in the risk oversight of the Company includes, among other things:

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

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our ordinary shares and other equity securities, on Form 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish our Company with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such reports received by us and on written representations by our officers and directors regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, we believe that, with respect to the fiscal year ended December 31, 2024, our officers and directors, and all of the persons known to us have no one owns more than 10% of our ordinary shares.

B. Compensation

The following table sets forth information with respect to the compensation of each of the named executive officers for services provided in all capacities to NFT Limited and its subsidiaries in the fiscal years ended December 31, 2024 and 2023 in their capacity as such officers.

Summary Compensation Table

Name & Principal Position	Fiscal Year	Base Compensation (annual, unless otherwise noted)	Bonus	Share Award	Total Annual
Kuangtao Wang[1]	2024	$180,000	$-	$-	$180,000
Chief Executive Officer	2023	$180,000	$-	$-	$180,000

Jianguang Qian[2]	2024	$27,500	$-	$-	$27,500
Chief Financial Officer	2023	$30,000	$-	$-	$30,000

Yaobin Wang [3]	2024	$37,500	$-	$-	$9,000
Former Chief Financial Officer	2023	$30,000	$-	$-	$9,000

(1)	Mr. Wang was appointed as our Chief Executive Officer on January 4, 2022.

(2)	Mr. Qian was appointed as our Chief Financial Officer on August 16, 2024.

(3)	Mr. Wang was appointed as our Chief Financial Officer on July 10, 2023 and resigned on August 15, 2024

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

Compensation of Directors

The following table sets forth the compensation received by our directors in fiscal years of 2024 and 2023 in their capacity as directors.

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus ($)	Share Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred	All Other Compensation ($)	Total ($)
Kuangtao Wang[1]	2024		$180,000	-	-	-	-	-	$180,000
Director and Chairman	2023		$180,000	-	-	-	-	-	$180,000

Doug Buerger	2024		$46,000	-	-	-	-	-	$46,000
Director	2023		$46,000	-	-	-	-	-	$46,000

Ronggang (Jonathan) Zhang[2]	2024	-	$46,000	-	-	-	-	-	$46,000
Director	2023	-	$46,000	-	-	-	-	-	$46,000

Guisuo Lu3	2024	-	$40,000	-	-	-	-	-	$40,000
	2023		$40,000						$40,000

(1)	Mr. Kuangtao Wang was appointed as Chairman of the board of directors on August 1, 2022.

(2)	Mr. Ronggang (Jonathan) Zhang was appointed as director of the board of directors on December 3, 2021. He received no share awards for the years ended December 31, 2024.

(3)	Mr. Guisuo Lu was appointed as director of the board of directors on August 1, 2022.

Option Grants Table

During the years ended December 31, 2024 and 2023, the Company did not grant new share options under the 2015 Plan respectively.

Outstanding Equity Awards at Fiscal Year-End

During the year ended December 31, 2023, Nil restricted share-based awards were granted. Each of the awards is subject to service-based vesting restrictions. The total unvested restricted shares Nil shares as of December 31, 2024.

During the year ended December 31, 2024, none of any outstanding Equity Awards were granted to employees, directors & officers, or consultants or any third parties.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

There was no share option awarded and vested during the fiscal year ended December 31, 2023 and the fiscal year ended December 31, 2024.

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

D. Employees

As of December 31, 2024, we had 8 full-time employee. As for the 8 employees, 1 is General Managfullr, 1 is CEO, 1 is CFO, 1 is from administrative department, 1 is from financial department, 1 is from technical department, 1 is from operation department, and 1 is from marketing department.

There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

E. Share Ownership

Equity Compensation Plans

There was no equity compensation plans effective during the fiscal year ended December 31, 2024 and the fiscal year ended December 31, 2023.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) any person or group owning more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and (iv) all executive officers and directors as a group as of April 30, 2025.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o NFT Ltd, Office Q ON ,11th Floor Kings Wing Plaza 2, No 1 On Kwan Street, Shatin, New Territories, Hong Kong.

		Number of Ordinary Shares	Percentage Ownership of
Beneficial Ownership	Title of Class	Beneficially Owned	Ordinary Shares
Owner of more than 5% of Class
-	Class A Ordinary Shares	-	-
Directors and Officers
Kuangtao Wang	Class A Ordinary Shares
Jianguang Qian	Class A Ordinary Shares	-	-
Doug Buerger	Class A Ordinary Shares	-	-
Guisuo Lu	Class A Ordinary Shares	-	-
Ronggang (Jonathan) Zhang	Class A Ordinary Shares	-	-
All Officers and Directors (Five persons)		-	-

*	Less than 1%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Except for the ownership of our securities, and except as set forth below, none of the directors, executive officers, holders of more than five percent of our outstanding ordinary shares, or any member of the immediate family of any such person have, to our knowledge, had a material interest, direct or indirect, in any transaction or proposed transaction which may materially affect our company since the beginning of 2023.

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

Dividend Policy

Metaverse HK is permitted under the laws of Hong Kong to provide funding to Takung Exchange, a wholly owned subsidiary of the Company in Wyoming, through dividend distribution without restrictions on the amount of the funds. We and our subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Metaverse HK is the only subsidiary in Hong Kong. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Metaverse HK to Takung Exchange or from Metaverse HK to the Company and the investors in the U.S.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ordinary shares was originally quoted on the OTCBB from October 2013 under the designation “CARD”. On November 5, 2014, we amended our name from “Cardigant Medical Inc.” to “Takung Art Co., Ltd” and on November 12, 2014, our symbol was changed to “TKAT”. Our ordinary shares began trading on the NYSE American from March 22, 2017. On September 8, 2023, our symbol was changed to “MI” due to the previously disclosed transaction between TKAT and NFT Limited.

Holders of Our Ordinary Shares

As of April 30, 2025, we had 110 registered shareholders of our Class A ordinary shares, which does not include the shares held in street name by brokerage firms, and 0 registered shareholders of our Class B ordinary shares. The holders of Class A ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of the ordinary shares have no preemptive rights and no right to convert their ordinary shares into any other securities. There is no redemption or sinking fund provisions applicable to the ordinary shares.

Dividends

Holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors. No dividends on our ordinary shares have ever been paid, and we do not anticipate that dividends will be paid on our ordinary shares in the foreseeable future.

Registration Rights

We have no other obligation to register under the Securities Act any of our ordinary shares.

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

Stock Transfer Agent

Our stock transfer agent is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598.

Repurchase of Equity Securities by NFT Limited and Affiliated Purchasers

None.

Recent Sales of Unregistered Securities

On May 28, 2021, the Company entered into a Securities Purchase Agreement with a company incorporated in British Virgin Islands (“BVI entity”). In exchange for an aggregate amount of 86,560 shares of common stock of the BVI entity, the Company shall remit $500,000 in cash and issue 572,000 restricted shares of the Company to the BVI entity. On August 21, 2021, both parties entered into an Amendment to Securities Purchase Agreement and the number of restricted shares of the Company to be issued to the BVI entity was increased to 1,558,480.  The Company remitted the cash payment of $500,000 to the BVI entity on August 20, 2021.  On September 9, 2021, an aggregate amount of 1,558,480 restricted shares at a price of $6.5 was issued to the BVI entity.  The Company recognized the carrying amount of this equity investment, $10,630,120, in noncurrent asset.

On July 12, 2021, pursuant to the terms of that certain Securities Purchase Agreement dated July 8, 2021, the Company sold 571,429 shares of its common stock, to an institutional investor at a price of $8.75 per share, for gross proceeds of $5,000,000 before deducting the placement agent fee and offering expenses.

On March 9, 2022, the Company entered into certain securities purchase agreement, dated February 23, 2022, as amended on March 9, 2022, with certain purchasers who are “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended. Pursuant to the securities purchase agreement, the Company agreed to issue 10,238,910 units for a per unit price of $2.93. Each unit consists of one share of the common stock of the Company, par value $0.0001 per share and a warrant to purchase three shares of common stock. The transaction contemplated by the securities purchase agreement was closed on April 14, 2022.

On June 27, 2022, the Company entered into certain securities purchase agreement with certain purchasers who are “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended, as amended on July 27, 2022, pursuant to which the Company agreed to sell 10,380,623 units, each unit consisting of one share of the common stock of the Company, par value $0.0001 per share (the “Common Stock”) and a warrant to purchase two shares of Common Stock (the “Warrant”). The purchase price of each Unit was $2.89. The gross proceeds to the Company from this offering will be approximately $30 million. Upon further discussion among the parties, on August 24, 2022, the termination date of the Warrant has been amended from five (5) years to one and a half (1.5) years, and the exercise price for each Warrant has been amended from $3.6125 to $2.375. The transaction contemplated by the securities purchase agreement was closed on September 13, 2022.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares was originally quoted on the OTCBB from October 2013 under the designation “CARD”. On November 5, 2014, we amended our name from “Cardigant Medical Inc.” to “Takung Art Co., Ltd” and on November 12, 2014, our symbol was changed to “TKAT”. Our ordinary shares began trading on the NYSE American from March 22, 2017. On September 8, 2023, our symbol was changed to “MI” due to the previously disclosed transaction between TKAT and NFT Limited.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below.

Summary

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Amended and Restated Memorandum and Articles adopted by special resolution dated 18 March 2024 and filed with the Registrar of Companies of the Cayman Islands on 20 March 2024 (“M&A”), the Companies Act (As Revised) of the Cayman Islands, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded.

As of the date hereof, the authorized share capital of the Company is US$500,000 divided into 90,000,000 Class A ordinary shares of a nominal or par value of US$0.005 each and 10,000,000 Class B ordinary shares of a nominal or par value of US$0.005 each (the “Class B Ordinary Shares”, together with “Class A Ordinary Shares”, the “Ordinary Shares”). As of April 30, 2025, 5,065,150 Class A Ordinary Shares are issued and outstanding and 0 Class B Ordinary Shares are issued and outstanding.  All of our issued and outstanding Ordinary Shares are fully paid.

Ordinary Shares

Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine.

Each outstanding Class A Ordinary Share entitles the holder thereof to one vote per share on all matters. Each outstanding Class B Ordinary Share entitles the holder thereof to twenty (20) votes per share on all matters.  Our M&A provides that elections for directors shall be by an ordinary resolution of our shareholders, which requires a simple majority of votes cast at a general meeting of our shareholders, or a written resolution approved in writing by two-thirds of our shareholders entitled to vote at a general meeting. Shareholders do not have preemptive rights to purchase shares in any future issuance of our ordinary shares. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred shareholders, if any, our assets available for distribution will be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise.

The holders of our ordinary shares are entitled to dividends out of funds legally available when and as declared by our board of directors (the “Board”). The Board has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

General. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. Under our M&A, we may issue only non-negotiable shares and may not issue bearer or negotiable shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Classes of Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights, rights on winding-up and voting rights, the Class A ordinary shares and Class B ordinary shares carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Voting Rights. In respect of matters requiring shareholders’ vote, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to twenty (20) votes. At any general meeting a resolution put to the vote of the meeting shall be decided by poll.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting (or if passed as a resolution in writing, unanimous approval of our shareholders entitled to vote at a general meeting of our company), while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting (or if passed as a written resolution, unanimous approval of all of our shareholders entitled to vote at a general meeting of our company). A special resolution is required for important matters such as a change of name or any amendment to our M&A. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our M&A, and cancelling any unissued shares.

General Meetings of Shareholders and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our M&A provides that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by our Board. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold shares which represent, in aggregate, not less than one-third of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our M&A allows any of our shareholders holding in aggregate not less than two-thirds of the aggregate number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our M&A does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares. Subject to the restrictions of our M&A set out below, as applicable, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in writing and in such usual or common form or such other form approved by our Board.

Our Board may, in its absolute discretion, and without assigning any reason, refuse to register any transfer of any ordinary share which is not fully paid up or upon which our company has a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the NYSE may determine to be payable, or such lesser sum as our Board may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on fourteen (14) days’ notice being given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of the NYSE to that effect, be suspended at such times and for such periods (not exceeding in the whole thirty (30) calendar days in any year) as our directors may determine.

Liquidation. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our Board may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Purchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our Board, before the issue of such shares, or our shareholders by special resolution may determine. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may be varied or abrogated either with the written consent of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. (other than our memorandum and articles of association, any special resolutions of our shareholders, and our register of mortgages and charges). However, at the discretion of our Board, we intend to provide our shareholders with annual audited financial statements.

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate or divide all or any of our share capital into shares of a larger or smaller amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of as amount smaller than that fixed by our memorandum; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our M&A authorizes our Board to issue additional Ordinary Shares from time to time as our Board shall determine, to the extent there are available authorized but unissued shares.

Our M&A authorizes our Board to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

●	designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The issuance of convertible redeemable preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of M&A may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our M&A for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Preferred Shares

The Board is empowered to allot, issue, and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form), to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine. The Board may, without the approval of the shareholders, create and designate out of the unissued shares of the Company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as the Board may determine in their sole and absolute discretion.

You should refer to the prospectus relating to any series of preferred shares being offered for the specific terms of that series, including:

●	title of the series and the number of shares in the series;

●	the price at which the preferred shares will be offered;

●	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred shares being offered will cumulate;

●	the voting rights, if any, of the holders of preferred shares being offered;

●	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred shares being offered, including any restrictions on the foregoing as a result of arrearage in the payment of dividends or sinking fund installments;

●	the liquidation preference per share;

●	the terms and conditions, if applicable, upon which the preferred shares being offered will be convertible into our ordinary shares, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

●	the terms and conditions, if applicable, upon which the preferred shares being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

●	any listing of the preferred shares being offered on any securities exchange;

●	a discussion of any material federal income tax considerations applicable to the preferred shares being offered;

●	any preemptive rights;

●	the relative ranking and preferences of the preferred shares being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

●	any limitations on the issuance of any class or series of preferred shares ranking senior or equal to the series of preferred shares being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs; and

●	any additional rights, preferences, qualifications, limitations and restrictions of the series.

Upon issuance, the preferred shares will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds.

Any preferred share terms selected by the Board could decrease the amount of earnings and assets available for distribution to holders of our ordinary shares or adversely affect the rights and power, including voting rights, of the holders of our ordinary shares without any further vote or action by the stockholders. The rights of holders of our ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued by us in the future. The issuance of preferred shares could also have the effect of delaying or preventing a change in control of our company or make removal of management more difficult.

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90.0% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that we shall indemnify our directors and officers against all actions, costs, charges, losses, damages and expenses, incurred or sustained by such directors or officer, other than by reason of such person’s fraud or dishonesty, in or about the conduct of our company’s business or affairs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of (i) in the case of ordinary resolutions, a written resolution passed by unanimous consent of all of our shareholders entitled to receive notice of and to attend and vote at general meetings of our company, or (ii) in the case of special resolutions, a unanimous written resolution signed by all of our shareholders entitled to receive notice of and to attend and vote at general meetings of our company, without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders who together hold shares that carry in aggregate not less than two-thirds of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by a special resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our Board, is absent from meetings of our board for six consecutive months and our Board resolves that his office be vacated; (v) is prohibited by law from being a director, or (vi) ceases to be a director by virtue of the Cayman Islands law, its M&As or is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our Company are required to comply with fiduciary duties, which they owe to our Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act, our Company may be dissolved, liquidated, or wound up voluntarily by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our M&As on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our M&As that require our Company to disclose shareholder ownership above any particular ownership threshold.

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

Use of Proceeds

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports filed under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. The management has identified material weaknesses in its financial reporting processes.

Pursuant to Rule 13a-15(b) under the Exchange Act, the Company carried out an evaluation with the participation of the Company’s management, including Kuangtao Wang, the Company’s Chief Executive Officer (“CEO”), and Jianguang Qian, the Company’s Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of December 31, 2024. Based upon that evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that, as of December 31, 2024, the Company’s internal control over financial reporting was not effective. Management identified certain weaknesses of internal control over financial reporting, which is our lack of sufficient number of financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements to properly address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

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

Changes in Internal Controls over Financial Reporting

We have not made any changes in internal controls over financial reporting during the year ended December 31, 2024.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by ASSENTSURE PAC, our independent registered public accounting firm for the periods indicated.

Audit Fees

We incurred approximately $320,000 for professional services rendered by our current registered independent public accounting firm, Assentsure, for the audit of the Company in the fiscal year 2023.

We incurred approximately $244,000 for professional services rendered by our current registered independent public accounting firm, Assentsure, for the audit of the Company in the fiscal year 2024.

Audit-Related Fees

We did not incur any audit-related fees in the fiscal years ended December 31, 2024 and 2023.

Tax Fees

We did not incur any tax fees in the fiscal years ended December 31, 2024 and 2023.

All Other Fees

We did not incur any fees from our registered independent public accounting firm for services other than the services covered in “Audit Fees” in the fiscal years ended December 31, 2024 and 2023.

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

We are a foreign private issuer with our Class A Ordinary Shares listed on the NYSE American. Section 110 of the Company Guide permits NYSE American to consider the laws, customs and practices of foreign private issuers like us in relaxing certain NYSE American corporate governance requirements, and to grant exemptions from NYSE American corporate governance requirements on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices different from those followed by domestic companies pursuant to NYSE American corporate governance standards is as follows:

●	Independent Directors: U.S. domestic listed companies must have a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide. Under the laws of Cayman Islands, we are not required to have a majority of our directors as independent directors.

●	Audit Committee: U.S. domestic listed companies must have an audit committee of at least three (3) members as required by Section 803(B)(2) of the Company Guide. These requirements differ from the Companies Act.

●	Dissemination: Section 623 of the Company Guide requires that the company to prepare and disseminate its interim/quarterly (unaudited) statements to its shareholders. We are a foreign private issuer and under the laws of the Cayman Islands, we are not required to prepare and disseminate our interim/quarterly (unaudited) statements to our shareholders. However, we will continue to submit to the SEC on a Form 6-K our interim balance sheet as of the end of our second fiscal quarter, and a semi-annual income statement that covers our first two fiscal quarters as required under the Company Guide.

●	Shareholder Approval Requirement: Sections 711-713 of the Company Guide require shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Under the laws of the Cayman Islands, we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person.

In addition, as a foreign private issuer, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with our Memorandum and Articles of Association the applicable rules and regulations in the Cayman Islands.

The foregoing is consistent with the laws, customs and practices in the Cayman Islands. In addition, we may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association
2.1*	Description of Securities
2.2	Agreement and Plan of Merger dated November 1, 2022 (incorporated by reference to Exhibit 2.1 of the Company’s Registration Statement on Form F-4/A filed with the SEC on April 20, 2023)
2.3	Amended and Restated Agreement and Plan of Merger dated December 15, 2022 (incorporated by reference to Exhibit 2.2 of the Company’s Registration Statement on Form F-4/A filed with the SEC on April 20, 2023)
2.4	Amendment to Amended and Restated Agreement and Plan of Merger, dated September 5, 2023 (incorporated by reference to Exhibit 2.1 of the Company’s Report on Form 6-K filed with the SEC on September 8, 2023)
2.5	Certificate of Merger, dated September 6, 2023 (incorporated by reference to Exhibit 2.2 of the Company’s Report on Form 6-K filed with the SEC on September 8, 2023)
2.6	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on November 3, 2023)
2.7	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on January 11, 2024)
4.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on November 3, 2023)
4.2	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on January 11, 2024)
4.3	Employment Agreement by and between Mr. Jianguang Qian and the Company (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on August 21, 2024)
8.1	Subsidiaries of NFT Limited (incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.
13.1**	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Assentsure PAC
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2024)
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnish herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NFT Limited

Date: April 30, 2025	By:	/s/ Kuangtao Wang
Kuangtao Wang
Chief Executive Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kuangtao Wang	Chief Executive Officer	April 30, 2025
Kuangtao Wang	(Principal Executive Officer)

/s/ Jianguang Qian	Chief Financial Officer	April 30, 2025
Jianguang Qian	(Principal Financial and Accounting Officer)

/s/ Doug Buerger	Director	April 30, 2025
Doug Buerger

/s/ Guisuo Lu	Director	April 30, 2025
Guisuo Lu

/s/ Ronggang (Jonathan) Zhang	Director	April 30, 2025
Ronggang (Jonathan) Zhang

NFT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Assentsure PAC UEN: 201816648N 180B Bencoolen Street, #03-01 The Bencoolen, Singapore 189648 https://assentsure.com.sg/

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of NFT Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NFT Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Assentsure PAC UEN: 201816648N 180B Bencoolen Street, #03-01 The Bencoolen, Singapore 189648 https://assentsure.com.sg/

Cash and cash equivalents

The Company’s cash and cash equivalents totaled approximately US$86.6 million as of December 31, 2024, representing substantially all of the Company’s total assets that are held in a single foreign financial institution.

We identified and evaluated cash and cash equivalents as a critical audit matter due to the significance of these balances to the financial statements, concentration of cash and cash equivalents in a single financial institution, and the inherent risk of misappropriation.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to this critical audit matter included, among others:

-	Obtaining bank confirmations directly from the financial institutions to verify the existence of bank balances.

-	Reviewing the design and operating effectiveness of internal controls over treasury management.

-	Performing testing on significant transactions on a sampling basis.

-	Evaluate and assess the adequacy of disclosures related to cash and cash equivalents.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2022.

Singapore

April 30, 2025

PCAOB ID Number 6783

NFT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars except Number of Shares)

	December 31,	December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$82,272,479	$61,750,809
Restricted cash	4,351,692	4,306,519
Other current assets, net	-	6,834,769
Loan receivables	-	800,000
Total current assets	86,624,171	73,692,097

Non-current assets
Non-marketable investment, net	-	-
Total non-current assets	-	-
Total assets	$86,624,171	$73,692,097

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other payables	$1,357,964	$3,259,319
Advance from customers	4,351,692	4,306,519
Warrant liability	-	4,971,869
Tax payable	15,004	350,752
Total current liabilities	5,724,660	12,888,459

Total liabilities	5,724,660	12,888,459

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Common stock (90,000,000 Class A shares authorized; $0.005 par value;5,065,150 shares issued and outstanding as of December 31, 2024; 1,399,675 shares issued and outstanding as of December 31, 2023*)	25,326	38,491
Additional paid-in capital	109,539,147	95,726,623
Accumulated deficit	(28,664,962)	(34,961,476)
Accumulated other comprehensive loss	-	-
Total shareholders’ equity	80,899,511	60,803,638
Total liabilities and shareholders’ equity	$86,624,171	$73,692,097

*	All shares and per share data have been retroactively restated to reflect reverse stock split effected on March 19, 2024 onwards.

The accompanying notes are an integral part of these consolidated financial statements

NFT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Stated in U.S. Dollars except Number of Shares)

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2024	2023	2022
Revenue
Commission	$740,701	$2,153,515	$3,403,536
Revenue	740,701	2,153,515	3,403,536

Cost of revenue	(192,048)	(556,590)	(782,790)
Gross profit	548,653	1,596,925	2,620,746

Operating expenses
General and administrative expenses - continuing operations	(1,454,919)	(2,473,600)	(2,708,499)
General and administrative expenses - discontinued operations	-	(21,946)	(712,414)
Non-marketable investment impairment	-	-	(9,296,754)
Total operating expenses - continuing operations	(1,454,919)	(2,473,600)	(12,005,253)
Total operating expenses - discontinued operations	-	(21,946)	(712,414)
Loss from continuing operations	(906,266)	(876,675)	(9,384,507)

Other income and expenses:
Interest income and bank charges	227,468	1,003,140	(786)
Sundry income	649	-	-
Gain/(Loss) on change of fair value of warrant liabilities	6,638,916	(1,736,512)	-
Other income and expense
Other (expenses)/income - continuing operations	6,867,033	(733,372)	(786)
Other (expenses)/income - discontinued operations	-	-	-
Total other (expenses) income	6,867,033	(733,372)	(786)

Gain/(Loss) before income taxes from continuing operations	5,960,767	(1,610,047)	(9,385,293)

Income tax credit/(expense)	335,748	(94,947)	(255,805)

Net profit/(loss) from continuing operations	6,296,515	(1,704,994)	(9,641,098)

Loss from discontinued operations, net of income taxes:
Gain on disposal of subsidiaries	-	6,930,504	-
Profit/(Loss) from discontinued operations	-	(21,946)	(712,414)
Income tax expense	-	-	-
Net profit/(loss) from discontinued operations	-	6,908,558	(712,414)
Net profit/(loss)	6,296,515	5,203,564	(10,353,512)

Foreign currency translation adjustment	-	(9,858)	(16,397)

Comprehensive income/(loss)	$6,296,515	$5,193,706	$(10,369,909)

Loss from continuing operations per share of common stock – basic	$1.53	$(2.61)	$(19.44)
Loss from continuing operations per share of common stock – diluted	$1.53	$(2.61)	$(19.44)
Loss from discontinued operations per share of common stock – basic	$0.00	$10.56	$(1.44)
Loss from discontinued operations per share of common stock – diluted	$0.00	$5.56	$(1.44)

Weighted average number of common stock outstanding – basic	4,104,283	654,419	495,877
Weighted average number of common stock outstanding – diluted	4,104,283	1,243,186	495,877

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

NFT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated in U.S. Dollars except Number of Shares)

	Number of shares	Common Stock	Additional Paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total

Balance, December 31, 2021	287,447	14,372	32,547,585	(29,444,184)	(341,089)	2,776,684

Private placement	412,391	20,620	59,979,387	-	-	60,000,007

Net loss from continuing operations	-	-	-	(9,641,098)	-	(9,641,098)

Net loss from discontinued operations	-	-	-	(712,414)	-	(712,414)

Foreign currency translation adjustment	-	-	-	-	(16,397)	(16,397)

Balance, December 31, 2022	699,838	34,992	92,526,972	(39,797,696)	(357,486)	52,406,782

Private placement	699,838	3,499	6,435,008	-	-	6,438,507

Warrant issuance	-	-	(3,235,357)	-	-	(3,235,357)

Net profit from continuing operations	-	-	-	(1,704,994)	-	(1,704,994)

Net loss from discontinued operations	-	-	-	6,541,214	367,344	6,908,558

Foreign currency translation adjustment	-	-	-	-	(9,858)	(9,858)

Balance, December 31, 2023	1,399,676	$38,491	$95,726,623	$(34,961,476)	$-	$60,803,638

*Correction of par value misstatement	-	(31,493)	31,493	-	-	-

Private placement	1,399,675	6,998	15,459,407	-	-	15,466,405

Effect of share reverse split	75,458	377	(377)	-	-	-

Issuance of common stock warrants	-	-	(11,367,911)	-	-	(11,367,911)

Cashless exercise of common stock warrants exercise	2,190,341	10,953	9,689,912			9,700,865

Net profit from continuing operations	-	-	-	6,296,515	-	6,296,515

Balance, December 31, 2024	5,065,150	$25,326	$109,539,147	$(28,664,962)	$-	$80,899,511

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

The accompanying notes are an integral part of these consolidated financial statements.

*	Correction of par value misstatement that was caused by using the wrong par value of $0.005 instead of $0.05 applied to common stock in the year of December 31, 2023.

NFT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. Dollars)

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Cash flows from operating activities:
Net profit/(loss) from continuing operations	$6,296,515	$(1,704,994)	$(9,641,098)
Net profit/(loss) from discontinued operations	-	6,908,558	(712,414)

Adjustments to reconcile net loss to net cash used in operating activities:
Changes in exchange rate	-	-	(13,417)
Non-marketable investment impairment	-	-	9,296,754
Bad debt expenses	5,557	-	-
(Gain)/Loss on change of fair value of warrant liability	(6,638,916)	1,736,512	-
Changes in operating assets and liabilities (decrease)/increase in - continuing operations:
Other current assets	390,705	(656,373)	-
Loan receivables	800,000	(800,000)	-
Accrued expenses and other payables	(2,237,103)	(334,692)	2,100,225
Advances from customer	45,173	1,600,769	2,705,750
Net changes in operating assets and liabilities (decrease)/increase - discontinued operations	-	(7,066,731)	343,507
Net cash provided by/(used in) operating activities-continuing operations	(1,338,069)	(158,778)	4,448,214
Net cash provided by/(used in) operating activities-discontinued operations	-	(158,173)	(368,907)
Net cash provided by/(used in) operating activities	(1,338,069)	(316,951)	4,079,307

Cash flows from investing activities:
Proceeds from disposal of property and equipment	-	-	1,401
Disposal of subsidiaries, net of cash	-	265,668	-
Net cash provided by investing activities-continuing operations	-	265,668	1,401
Net cash provided by investing activities-discontinued operations	-	61,376	127,805
Net Cash provided by investing activities	-	327,044	129,206

Cash flows from financing activities:
(Repayment)/Proceeds from a short-term borrowing from a third party, net	-	(1,550,000)	1,550,000
Proceeds from a private placement	21,904,912	-	60,000,007
Net cash provided by/(used in) financing activities-continuing operations	21,904,912	(1,550,000)	61,550,007
Net cash provided by financing activities-discontinued operations	-	-	-
Net cash provided by/(used in) financing activities	21,904,912	(1,550,000)	61,550,007

Effect of exchange rate change on cash and cash equivalents, and restricted cash from continuing operations	-	-	(2,337)
Effect of exchange rate change on cash and cash equivalents, and restricted cash from discontinued operations	-	-	(643)
	-	-	(2,980)

Net change in cash and cash equivalents, and restricted cash from continuing operations	20,566,843	(1,443,110)	65,997,285
Net change in cash and cash equivalents, and restricted cash from discontinued operations	-	(96,797)	(241,745)
	20,566,843	(1,539,907)	65,755,540

Cash and cash equivalents, and restricted cash beginning balance from continuing operations	66,057,328	67,500,438	1,503,153
Cash and cash equivalents, and restricted cash beginning balance from discontinued operations	-	96,797	338,542
Cash and cash equivalents, and restricted cash beginning balance	66,057,328	67,597,235	1,841,695

Cash and cash equivalents, and restricted cash ending balance from continuing operations	86,624,171	66,057,328	67,500,438
Cash and cash equivalents, and restricted cash ending balance from discontinued operations	-	-	96,797
Cash and cash equivalents, and restricted cash ending balance	$86,624,171	$66,057,328	67,597,235

Reclassification between continuing operations and discontinued operations
Cash flow reclassification - continuing operations	-	-	(1,138,811)
Cash flow reclassification - discontinued operations	-	-	1,138,811

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents-continuing operations	$82,272,479	$61,750,809	63,655,877
Restricted cash-continuing operations	4,351,692	4,306,519	2,705,750
Total cash and cash equivalents -continuing operations	86,624,171	66,057,328	66,361,627

Cash and cash equivalents-discontinued operations	-	-	1,235,608
Restricted cash – discontinued operations	-	-	-
Total cash, cash equivalents and restricted cash – discontinued operations	-	-	1,235,608

Total cash, cash equivalents, and restricted cash	$86,624,171	$66,057,328	67,597,235

Supplemental cash flows information:
Cash received from interest-continuing operations	$227,468	$1,005,431	$-

Supplemental disclosure of non-cash investing and financing activities:

Dates	Warrants Exercised Cashless
March 1, 2024	21,501,710
February 13, 2024	14,532,865
June 17, 2024	489,880
July 9, 2024	979,770

There are four tranches warrants exercised cashless 21,501,710 on March 1, 2024, 14,532,865 on February 13, 2024, 489,880 on June 17, 2024 and 979,770 on July 9, 2024 respectively

The accompanying notes are an integral part of these consolidated financial statements.

NFT LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Takung Digital Technology Limited (“Takung Digital”) was incorporated in Albany, New York on December 13, 2021 and is a wholly-owned subsidiary of Takung. This entity primarily provides administrative and technical supports for the development of NFT projects.

Takung Exchange Limited (“Takung Exchange”) was incorporated in Wyoming on January 7, 2022 and is wholly owned by Takung. This entity facilitates the business and operation of the new Takung Exchange market.

Metaverse Digital Payment Co., Limited (“Metaverse Digital Payment”) was formed in Hong Kong on January 27, 2022, and is wholly owned by Takung Exchange. This entity is engaged in digital payment service.

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, and its subsidiaries, Takung Exchange, Takung Digital, and Metaverse Digital Payment. All intercompany transactions and balances have been eliminated on consolidation.

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

There were no assets or liabilities measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820 as of December 31, 2024 and 2023.

Comprehensive loss

The Company follows the provisions of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) 220 “Reporting Comprehensive Income”, and establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. For the years ended December 31, 2024 and 2023, the Company’s comprehensive income/(loss) includes net profit and foreign currency translation adjustment.

Foreign currency translation and transaction

The functional currency of Metaverse Digital Payment, NFT Limited, Takung Digital and Takung Exchange are in United States Dollar (“USD”).

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

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when initially purchased.

Restricted cash

Restricted cash represents the cash deposited by the traders (“buyers and sellers”) into a specific bank account under Metaverse (“the broker’s account”) in order to facilitate the trading shares of the artwork. The buyers are required to have their funds transferred to the broker’s account before the trading take place. Upon the delivery of the shares, the seller will send instructions to the bank, requesting the amount to be transferred to their personal account. After deducting the commission as per Metaverse Payment, the bank will transfer the remainder to the seller’s personal account. Except for instructing the bank to deduct the commission fee, the Company has no right to use any funds in the broker’s account except for instructing the bank to deduct the commission and management fee. Our restricted cash is denominated in USD and the client advance payment balance deposited in Djibouti.

The ending balance of our restricted cash totaling $4,351,692 and $4,306,519 as of December 31, 2024 and 2023, respectively.

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

Other non-current assets

The Company has no other non-current assets in 2024 and 2023.

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

During 2024, the Company did not record any asset impairments due to the disposal of the subsidiaries, including Tianjin Takung as a result of the loss of control in this entity.

Intangible assets

Intangible assets represent the licensing cost for the trademark registration. For intangible assets with indefinite lives, the Company evaluates intangible assets for impairment at least annually and more often whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. For intangible assets with definite lives, they are amortized over estimated useful lives, and are reviewed annually for impairment. The Company has not recorded impairment of intangible assets as of December 31, 2024 and 2023.

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

Revenue by customer type

The following table presents the revenue by customer type for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	2024	2023	2022
Non - VIP traders	$740,701	$2,153,515	$3,403,536
Total	$740,701	$2,153,515	$3,403,536

Cost of revenue

The Company’s cost of revenue primarily consists of expenses associated with the delivery of its service. These include expenses related to the operation of the data centers, such as internet service charge.

	For the year ended December 31,
	2024	2023	2022
Internet service charge	$192,048	$556,590	$782,790
Total	$192,048	$556,590	$782,790

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

The Company’s Hong Kong subsidiary of Metaverse Digital Payment Co., Limited accrued US$335,899 corporate income tax credit for the year ended December 31,2024.

The Company’s Hong Kong subsidiary of Metaverse Digital Payment Co., Limited accrued US$94,947 corporate income tax for the year ended December 31,2023.

Earnings (loss) per share

Basic net income (loss) per share (EPS) is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding during the year. Diluted income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of ordinary shares outstanding during the period adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities are excluded from the computation of dilutive EPS in periods in which the effect would be antidilutive (Note 16).

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, account receivables. The carrying values of the financial instruments approximate their fair values due to their short-term maturities. The Company places its cash and cash equivalents and restricted cash with financial institutions with high-credit ratings and quality. Account receivables primarily comprise of amounts receivable from the trader customers. With respect to the prepayment to service suppliers, the Company performs on-going credit evaluations of the financial condition of these suppliers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service providers and other information. Actually, the company has no account receivables and advances to vendor for year 2024 and year 2023. Prepayment and other current assets mainly consist of the prepayment for income taxes, maintenance of online trading system, advertising and promotional services, insurances, financial advisory, professional services, rental deposits, as well as other current assets. Loan receivable is loan to third parties which is presented under current asset of the balance sheets based on the nature and loan period of time. JP Morgan bank account of the company in US is covered by FDIC insurance to $250,000 limit. The Central Bank of Djibouti (BCD) regulates the banking sector and has implemented measures to strengthen the financial system, such as increasing capital requirements and improving liquidity ratios. However, there is no specific mention of a formal deposit insurance system that protects depositors in case of bank failures.

Concentration of customers

There were no revenues from customers that individually represent greater than 10% of the total revenues during the years ended December 31, 2024 and 2023.

Concentration of customer deposits

As of December 31, 2024 and 2023, there were no traders that individually accounted for greater than 10% of the Company’s total customer deposits.

Recent accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. We adopted this guidance effective January 1, 2025 and the adoption of this ASU did not have a material impact on our financial statements.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. We plan to adopt this guidance effective January 1, 2027 and we are currently evaluating the impact of adopting this ASU on our financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have material impact on our consolidated financial position, statements of operations, and cash flows.

3. INVESTMENTS

The Company adopted ASU 2016-01 on January 1, 2018. This guidance requires us to measure all equity investments that are not accounted for under the equity method or result in consolidation at fair value and recognize any changes in net income. For equity investments with readily determinable and observable fair values, the Company use quoted market prices to determine the fair value of equity securities.  For equity investments without readily determinable fair values, the Company have elected the measurement alternative under which the Company measure these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Equity investments with readily determinable fair values that are not accounted for under the equity method classified as trading are not assessed for impairment, since they are carried at fair value with the change in fair value included in net income. Similarly, prior to the adoption of ASU 2016-01, equity investment classified as trading was not tested for impairment.

Equity investments without readily determinable fair values are reviewed each reporting period to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of each investment. When such events or changes occur, the Company assess the fair value compared to cost basis in the investment. The Company also perform this assessment every reporting period for each investment for which cost basis has exceeded the fair value.

For investments in privately-held companies, management’s assessment of fair value is based on valuation methodologies such as discounted cash flows, estimates of revenue and appraisals, as applicable. The Company consider and apply the assumptions that the company believe market participants would use in evaluating estimated future cash flows when utilizing the discounted cash flow or estimates of revenue valuation methodologies.  In the event the fair value of an investment declines below our cost basis, management determines if the decline in fair value is other than temporary and records an impairment accordingly.

As of December 31, 2024, the Company‘s investment consist of a non-marketable investment in a privately held company incorporated in British Virgin Islands without readily determinable market values. The Company elected the measurement alternative under which the company measured the investment at cost minus impairment with an adjustment to the changes from observable price changes in orderly transactions for the similar investments of the same issuer.

Management determined that the future undiscounted cash flow was less than the carrying cost of the Company’s non-marketable investment and fully recognized an impairment charge of $10,630,120, against the Company‘s non-marketable investment.

The carrying value is measured as the total initial cost minus impairment.  The carrying value for the Company’s non-marketable investment is nil and summarized below:

	December 31,	December 31,
	2024	2023

Total initial cost	$10,630,120	$10,630,120
Cumulative net gain (loss)	-	-
Provision for impairment	(10,630,120)	(10,630,120)
Total carrying value	$-	$-

For the year ended December 31, 2024 and 2023, the Company did not incur provision for impairment.

4. OTHER CURRENT ASSETS, NET

Other current assets mainly consist of the prepaid tax, the prepaid services for maintenance of online trading system, the advertising and promotional services, prepaid financial advisory and banking services, as well as other current assets.

	December 31, 2024	December 31, 2023
Deposit	$-	$5,557
Other current assets	-	6,829,212
Less: allowance for doubtful accounts	-	-
Subtotal	-	6,834,769
Less: Prepayment and other current assets, net – discontinued operations	-	-
Prepayment and other current assets, net	$-	$6,834,769

Other current assets comprise mainly consideration receivable amounting $6,438,507 with respect to the private placement of 699,838 shares issued to investors. The consideration is fully received in January 2024.

For the years ended December 31, 2024 and 2023, the Company did not provide for allowance for credit loss.

5. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of December 31, 2024 and 2023 consisted of:

	December 31,	December 31,
	2024	2023
Accruals for consulting fees	$-	$649
Payroll payables	1,303,352	1,020,252
Office rental	-	10,000
Other payables	54,612	2,228,418
Subtotal	1,357,964	3,259,319
Less: Accrued expenses and other payables- discontinued operations	-	-
Total accrued expenses and other payables	$1,357,964	$3,259,319

7. INCOME TAXES

Takung was incorporated in the State of Delaware and is therefore subject to United States income tax. Metaverse HK were incorporated in Hong Kong S.A.R. People’s Republic of China and are subject to Hong Kong profits tax.

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

As of December 31, 2024 and 2023, the Company in the United States had $4,381 and $16,778,535 in net operating loss carry forwards available to offset future taxable income, respectively. For net operating losses arising after December 31, 2017, the Tax Act limits the Company’s ability to utilize NOL carryforwards to 80% of taxable income and carryforward the NOL indefinitely. NOLs generated prior to January 1, 2018 will not be subject to the taxable income limitation and will begin to expire in 2033 if not utilized.

Hong Kong

Two-tier Profits Tax Rates

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million (approximately $257,311) of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Since Metaverse HK are wholly owned and under the control of NFT limited, these entities are connected entities. Under the Ordinance, it is an entity’s election to nominate the entity that will be subject to the two-tier profits tax rates on its profits tax return. The election is irrevocable. The Company elected Metaverse HK to be subject to the two-tier profits tax rates.

The provision for current income and deferred taxes of Metaverse HK has been calculated by applying the new tax rate of 8.25%.

As of December 31, 2024 and 2023, the Company’s subsidiaries in Hong Kong did not have any in net operating loss carry forwards available to offset future taxable income, respectively.

The income tax (credit)/expense was $(335,748), $94,947, $255,805 for the years ended December 31, 2024, 2023 and 2022, respectively, related primarily to the Company’s subsidiaries located outside of the U.S.

The income tax provision consists of the following components:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Current:
Federal	$-	$-	$-
State	-	-	-
Foreign	(335,748)	94,947	255,805
Total current income tax (credit)/expenses, continuing operations	(335,748)	94,947	255,805
Current income tax expenses, discontinued operations	-	-	-
Total current	$(335,748)	$94,947	$255,805

Deferred:
Federal	$-	$-	$-
State	-	-	-
Foreign	-	-	-
Total deferred income tax expenses, continuing operations	-	-	-
Deferred income tax expenses, discontinued operations	-	-	-
Total deferred	$-	$-	$-
Total income tax (credit)/expense	$(335,748)	$94,947	$255805

A reconciliation between the Company’s actual provision for income taxes is as follow:

Continuing operations

The effective tax rate for the continuing operations was (5.6)%, (5.90)% and (2.6)% for the years ended December 31, 2024, 2023 and 2022, respectively.

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Profit/(Loss) before income tax expense	$5,960,767	$(1,610,047)	$(9,385,293)
Computed tax benefit with statutory tax rate	983,527	(338,110)	(1,970,912)
Over provision of current taxation in respect of prior year	(350,590)	-	-
Impact of different tax rates in other jurisdictions	(954,146)	(52,799)	(96,669)
Impact of preferred tax rate	(14,854)	-	-
Changes in valuation allowance	315	485,856	2,323,386
Total income tax expense	$(335,748)	$94,947	$255,805

Discontinued operations

The effective tax rate for the discontinued operations was 0.0%, 0.0% and 0.0% for the years ended December 31, 2024, 2023 and 2022, respectively.

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Loss before income tax expense	$-	$(21,946)	$(712,414)
Computed tax benefit with statutory tax rate	-	(4,608)	(149,606)
Impact of different tax rates in other jurisdictions	-	(988)	(32,059)
Effect of preferred tax rate	-	3,621	117,548
Changes in valuation allowance	-	1,975	64,117
Total income tax expense	$-	$-	$-

The approximate tax effects of temporary differences, which give rise to the deferred tax assets and liabilities are as follows:

Continuing operations

	As of December 31,	As of December 31,
	2024	2023
Deferred tax assets
Tax loss carried forward	$8,192	$6,694
Provision for impairment loss	-	-
Unvested restricted shares	-	-
Total deferred tax assets	1,720	1,405-
Less: valuation allowance	(1,720)	(1,405	)-
Total deferred tax assets, net of valuation allowance	-	-

Deferred tax liabilities
Total Deferred tax liabilities	$-	$-
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$-	$-

Discontinued operations

	As of December 31,	As of December 31,
	2024	2023
Deferred tax assets
Tax loss carried forward	$-	$-
Provision for doubtful accounts	-	-
PPE, due to difference in depreciation	-	-
Total deferred tax assets	-	-
Less: valuation allowance	-	-
Total deferred tax assets, net of valuation allowance	-	-

Deferred tax liabilities
Total Deferred tax liabilities	$-	$-
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$-	$-

Uncertain tax positions

The reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	December 31, 2024	December 31, 2023
Uncertain tax liabilities, beginning of period, discontinued operations	$-	$-
Additions for tax position of current period	-	-
Settlements with tax authority during current year	-	-
Uncertain tax liabilities, end of period, discontinued operations	$-	$-

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by the respective jurisdictions, where applicable. The statute of limitations for the tax returns varies by jurisdictions.

The amounts of uncertain tax liabilities listed above are based on the recognition and measurement criteria of ASC Topic 740, and the balance is presented as current liability in the consolidated financial statements as of December 31, 2024 and 2023. The Company anticipated that the settlements with the taxing authority are remitted within one year.

Our policy is to include interest and penalty charges related to uncertain tax liabilities as necessary in the provision for income taxes. The Company has a liability for accrued interest of $nil as of December 31, 2024 and 2023, respectively.

Our subsidiary, Metaverse Digital Payment Co., Limited incurred corporate income tax payable of $21,139 during the year of 2024. The Company does not expect the position of uncertain tax liabilities will significantly fluctuate within the next twelve months.

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

8. GAIN ON DISPOSAL OF SUBSIDIARIES

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

9. LEASES

The Company has operating leases for its office facilities. The Company’s leases have remaining terms of less than one year. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

The operating lease expense, including one lease arrangements, for the year ended December 31, 2024 and 2023 was as follows:

		For the year ended	For the year ended	For the year ended
Lease Cost	Classification	December 31, 2024	December 31, 2023	December 31, 2022
Operating lease cost	Cost of revenue, general and administrative expenses	$10,000	$10,000	$62,364

Total lease cost		$10,000	$10,000	62,364
Operating lease cost-discontinued operations	Cost of revenue, general and administrative expenses	-	-	(62,364)
Total lease cost		$10,000	$10,000	$-

14. COMMITMENTS AND CONTINGENCIES

Capital Commitments

As of December 31, 2024 and 2023, the Company had no capital commitments.

Contingencies

As of December 31, 2024 and through the issuance date of the consolidated financial statements included in this Form 20-F, the Company does not have any other significant indemnification claims.

10. Warrant liabilities

On November 2, 2023, NFT Ltd issued 699,838 units of warrants to PIPE investors/shareholders. The warrants entitle the holder to purchase one share of our common stock at an exercise price equal to $0.207 per share at any time on or after November 2, 2023, and on or prior to the close of business on November 2, 2028.

The Company determined that these warrants are free-standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are puttable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 “Distinguishing Liabilities from Equity”. The Company had no plans to consummate a fundamental transaction and did not believe a fundamental transaction was likely to occur during the remaining term of the outstanding warrants. In accordance with the accounting guidance, the outstanding warrants were recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the consolidated statement of income.

The fair value of the warrant liabilities presented below were measured using a BSM valuation model on December 31, 2024.

The November Warrant holders exercised all of the November Warrants on a cashless basis on June 6, 2024, and the Company issued 489,880 Class A ordinary shares from the authorized Class A ordinary shares of the Company on June 6, 2024. At the reporting date of December 31, 2024, all November Warrants have been fully exercised.

The fair value of the warrant liabilities presented below were measured using a BSM valuation methodology. Significant inputs into the respective model at the inception, de-recognition and reporting period measurement dates are summarized as follows:

		Period Ended	Expiration Date
Valuation Assumption	Issuance Date	Jun 6, 2024	Nov 2, 2028

Exercise Price	0.207	0.207	0.207
Warrant Expiration date	Nov 2, 2028	Nov 2, 2028	Nov 2, 2028
Stock Price	0.13	0.11	-
Interest Rate (Annual)	4.65%	4.29%	-
Volatility (Annual)	100.54%	159.04%	-
Time to Maturity (Years)	5	4.41	Expired
Calculated Value per Share	0.09	0.10	-

Notes

1.	Exercise price Based on the terms provided in the warrant agreement to purchase common stock of NFT Ltd. dated November 2, 2023.

2.	Warrant expiration date Based on the terms provided in the warrant agreement to purchase common stock of NFT Ltd. dated November 2, 2023.

3.	Stock price Closed price quoted from NASDAQ https://www.nasdaq.com/market-activity/stocks/sos/historical

4.	Interest rate per annual Interest rate for U.S. Treasury Bonds, as of each presented period ending date, as published by the U.S. Federal Reserve: https://www.treasury.gov/resource-center/data-chart-center/interest-rates/pages/TextView.aspx?data=yieldYear&year=2020

5.	Volatility Based on the historical daily volatility of NFT Ltd as of each presented period ending date.

(1)	Exercise of warrants for gross proceeds of NIL and a warrant liability fair market value of NIL as of the exercise date.

(2)	Expiration of Warrants on November 2, 2028.

(3)	The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about of future activities and the Company’s stock prices and historical volatility as inputs. During the year ending December 31, 2024, the warrants have been exercised.

Warrant liabilities Fair value at initial measurement	Warrant outstanding	Fair value per share	Fair value
		$	$
November 2, 2023	*699,838	4.50	$3,235,357
Loss on change of fair value of warrant liabilities	-	-	1,736,512
Fair value as of period ended Dec 31, 2023	699,838	7.1043	4,971,869
Gain on change of fair value of warrant liabilities			(1,602,503)
Fair value of period ended June 6, 2024 Cashless exercise of 489,880	699,838	4.814	3,369,366
At reporting date on June 30, 2024 de-recognition of 699,838	(699,838)	4.814	(3,369,366)
Fair value for the period ended June 30, 2024			-

*	All shares and per share data have been retroactively restated to reflect reverse stock split effected on April 12, 2024 onwards

Prior to the reverse stock split on April 12, 2024, there were 34,991,886 Class A ordinary shares underlying the November Warrants; following the reverse split, the number was reduced to 699,838 Class A ordinary shares underlying the November Warrants.

On January 10, 2024, the Company entered into certain securities purchase agreement (the “January SPA”) with certain investors, pursuant to which the Company agreed to sell an aggregate of 1,399,675 units, each unit consisting of one Class A ordinary share of the Company, and a warrant to purchase one Share with an initial exercise price of $13.8 per share (the “January Warrant”), at a price of $11.05 per unit, for an aggregate purchase price of approximately $15.47 million. On February 2, 2024, the transaction contemplated by the January SPA consummated when all the closing conditions of the January SPA have been satisfied, and the Company issued the units to the Purchasers pursuant to the January SPA. On July 9, 2024, 1,399,675 warrant shares were fully exercised.

The fair value of the warrant liabilities presented below were measured using a BSM valuation model. Significant inputs into the respective model at the inception and reporting period measurement dates are summarized as follows:

		Period Ended	Expiration Date
Valuation Assumption	Issuance Date	July 9, 2024	Nov 2, 2028

Exercise Price	0.276	0.276	0.276
Warrant Expiration date	Feb 2, 2029	Feb 2, 2029	Feb 2, 2029
Stock Price	0.18	0.10	-
Interest Rate (Annual)	3.99%	4.24%	-
Volatility (Annual)	152.48%	158.8%	-
Time to Maturity (Years)	5	4.57	Expired
Calculated Value per Share	0.16	0.09	-

Notes

1.	Exercise price Based on the terms provided in the warrant agreement to purchase common stock of NFT Ltd. dated February 2, 2024.

2.	Warrant expiration date Based on the terms provided in the warrant agreement to purchase common stock of NFT Ltd. dated February 2, 2024.

3.	Stock price Closed price quoted from NASDAQ https://www.nasdaq.com/market-activity/stocks/sos/historical

4.	Interest rate per annual Interest rate for U.S. Treasury Bonds, as of each presented period ending date, as published by the U.S. Federal Reserve: https://www.treasury.gov/resource-center/data-chart-center/interest-rates/pages/TextView.aspx?data=yieldYear&year=2024

5.	Volatility Based on the historical daily volatility of NFT Ltd as of each presented period ending date.

(1)	Exercise of warrants for gross proceeds of NIL and a warrant liability fair market value of NIL as of the exercise date.

(2)	Expiration of Warrants on February 2, 2029.

(3)	The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about of future activities and the Company’s stock prices and historical volatility as inputs.

Warrant liabilities Fair value at initial measurement	Warrant outstanding	Fair value per share	Fair value

February 2, 2024	*1,399,675	$8.12	$11,367,911
Loss on change of fair value of warrant liabilities	-	-	(5,036,413)
De-recognition due to cashless exercise on July 9, 2024	(1,399,675)	4.52	(6,331,498)
Fair value as of period ended December 31, 2024			0

*	All shares and per share data have been retroactively restated to reflect reverse stock split effected on April 12, 2024, onwards

Prior to the reverse stock split on April 12, 2024, there were 69,983,770 Class A ordinary shares underlying the January Warrants; following the reverse split, the number was reduced to 1,399,675 Class A ordinary shares underlying the January Warrants.

11. NET PROFIT/LOSS PER SHARE

The computation of the Company’s basic and diluted net profit/(loss) per share is as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Numerator:
Net profit/(loss)-continuing operations	$6,296,515	$(1,704,994)	$(9,641,098)
Net profit/(loss) – discontinued operations	-	6,908,558	(712,414)
Total net profit/(loss)	6,296,515	5,203,564	(10,353,512)

Denominator:
Weighted-average shares outstanding-Basic	4,104,283	654,419	495,877
Stock options and restricted shares	-	588,767	-
Weighted-average shares outstanding-Diluted	4,104,283	1,243,186	495,877
Loss per share-continuing operations
-Basic	$1.53	$(2.61)	$(19.44)
-Diluted	$1.53	$(2.61)	$(19.44)

Profit/(Loss) per share-discontinued operations
-Basic	$-	$10.56	$(1.44)
-Diluted	$-	$5.56	$(1.44)

Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

As of December 31, 2024, there were no outstanding stock options and no other securities that would potentially be converted to additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued were excluded from the calculation of diluted net loss per share.

As disclosed on NFT Limited’s (the “Company”) Current Report on Form 6-K (the “Form 6-K”) filed on January 10, 2024, NFT Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 69,983,770 units (the “Units”), each Unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.276 per Share, at a price of $0.221 per Unit, for an aggregate purchase price of approximately $15.47 million (the “Offering”).

12. SHAREHOLDERS’ EQUITY

Share Options:

There was no share options granted during the year of 2024 and no share options were forfeited nor exercised in the year ended December 31, 2024.

13. SUBSEQUENT EVENT

The Company evaluated all events and transactions from December 31, 2024 up to report date, which is the date that these consolidated financial statements are available to be issued. There are no material subsequent events that require disclosure in these consolidated financial statements.