Form 20-F
period 2025-12-31
NFT Ltd
filed 2026-05-01
CIK 1958713

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Yanying Wang, Chief Executive Officer Office Q 11th Floor, Kings Wing Plaza 2, No.1 Kwan Street, Sha Tin, New Territories Hong Kong Telephone: +86-13061634962 Email: yanyingwang@nft-limited.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Share par value $0.0005 per share	MI	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of Class A ordinary shares, par value $0.005 outstanding as of December 31, 2025 is 14,318,410.

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

References to “Hong Kong” are to “Hong Kong, Special Administrative Region of the People’s Republic of China”.

Unless otherwise specified or required by context, references to “we,” “the Company”, “NFT Limited”, “our” and “us” refer collectively to (i) NFT Limited, (ii) the subsidiaries of NFT Limited, Takung DIGITAL TECHNOLOGY LIMITED (“Takung Digital”), Takung EXCHANGE LIMITED (“Takung Exchange”) and its wholly owned Hong Kong subsidiary, METAVERSE DIGITAL PAYMENT CO., LIMITED (“Metaverse HK”), respectively.

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

As of December 31, 2025, $4,386,659 of our cash was categorized as restricted cash as it is from client advance payments held at the bank which are not company-owned but held in trust for clients. The restrictions prevent us from using these funds for operations, and we cannot predict when such restrictions will be lifted.

Risks associated with cash deposited at the Silkroad International Bank

As of December 31, 2025, we have $7,109,472 in cash deposited with the Silkroad International Bank.

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

We are consistently enhancing our internal controls over financial reporting by making the following changes: (i) we established a desired level of corporate governance with regard to identifying and measuring the risk of material misstatement, (ii) we set up a key monitoring mechanism including independent directors and audit committee to oversee and monitor our risk management, business strategies and financial reporting procedure, (iii) we have a Chief Financial Officer with SEC and US GAAP expertise and (iv) we have strengthened our financial team by employing more qualified accountant(s) to enhance the quality of our financial reporting function. We conducted out an evaluation using the framework set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission with the participation of our management, including Yanying Wang, the Company’s Chief Executive Officer and Jianguang Qian, the Company’s Chief Financial Officer of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of December 31, 2025.   Based upon that evaluation, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.  However, we do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Accordingly, if in spite of such changes and improvements, our internal controls are still ineffective in our ability to accurately and timely report our financial results in accordance with U.S. GAAP, this could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. This, in turn, could result in a material adverse impact on us and undermine investor confidence in us and the market price of our equities could decline significantly.

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

Our success largely depends on the continuing services of our chief executive officer and chairman of the board of directors, Yanying Wang, our chief financial officer, Jianguang Qian, and our directors, Guisuo Lu, Doug Buerger and Shuo Li. Our continued success, also, depends on our ability to attract and retain qualified personnel. We believe that Wang, Qian, Lu, Buerger and Li possess valuable business development and marketing knowledge, experience and leadership abilities that would be difficult in the short term to replicate. The loss of their services could have an adverse effect on our business, results of operations and financial condition as our potential future revenues.

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

We provide for bad debts principally based upon the aging of accounts receivable, in addition to collectability of specific customer accounts, our history of bad debts, and the general condition of the industry. During December 31, 2025 and 2024, we recognized $nil and $nil, respectively, in provision for doubtful accounts.

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

The Company’s shareholders approved a series of share capital-related proposals at the extraordinary general meeting held on April 17, 2026, including the share capital reduction and reorganization, the adoption of amended and restated memorandum and articles of association, and the increase in authorized share capital. The Company has effected the implementation of all such approved proposals in accordance with applicable Cayman Islands law and the terms of the resolutions, including the reduction of par value, subdivision and cancellation of shares, and the increase in authorized share capital, and has adopted the corresponding amended and restated memorandum and articles of association reflecting such changes. As a result, the Company’s authorized share capital is currently US$5,000,000 divided into 9,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, each with a par value of US$0.0005 per share. The only remaining item not yet effected is the share consolidation, for which the shareholders authorized the board of directors to determine the specific consolidation ratio (within the approved range) and the effective date, and which has not yet been implemented as of the date of this annual report.

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

Employees

As of December 31, 2025, we had 8 full-time employees. As for the 8 employees, 1 is General Manager, 1 is CEO, 1 is CFO, 1 is from administrative department, 1 is from financial department, 1 is from technical department, 1 is from operation department, and 1 is from marketing department.

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

NFT Market Insights

The NFT market continues evolving beyond speculative trading, with growing emphasis on utility-driven applications—notably in gaming (play-to-earn 3.0 models), tokenized real-world assets (RWAs), and AI-generated dynamic NFTs. Ethereum remains dominant but faces scaling competition from Solana and Layer 2 solutions like Arbitrum, which now host 35% of new NFT projects. Regulatory scrutiny is intensifying, particularly the SEC’s focus on NFT fractionalization as potential securities. Meanwhile, blue-chip collections (e.g., Bored Ape Yacht Club) have stabilized at 60% below 2022 peaks, while niche sectors like music royalties and decentralized physical infrastructure (DePIN) NFTs are gaining traction. Brands are shifting from one-off drops to subscription-based NFT memberships, with Starbucks Odyssey and Nike’s. Swoosh leading adoption. Liquidity remains a challenge, with overall trading volumes down 40% YoY despite rising institutional participation.

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

Results of Operations

For the years ended December 31, 2025, 2024 and 2023

The following tables set forth our consolidated statements of operations data:

	For the year ended December 31			Variance
	2025	2024	2023	2025 vs 2024	2024 vs 2023
Revenue
Commission	$725,781	$740,701	2,153,515	$(14,920)	$(1,412,814)
Revenue	725,781	740,701	2,153,515	(14,920)	(1,412,814)
Cost of revenue	(192,048)	(192,048)	(556,590)	-	364,542

Gross profit	533,733	548,653	1,596,925	(14,920)	(1,048,272)

General and administrative expenses - Continuing operations	(1,608,529)	(1,454,919)	(2,473,600)	(153,610)	1,018,681
General and administrative expenses - Discontinued operations	-	-	(21,946)	-	21,946
Total operating expenses - Continuing operations	(1,608,529)	(1,454,919)	(2,473,600)	(153,610)	1,018,681
Total operating expenses - Discontinued operations	-	-	(21,946)	-	21,946
Loss from continuing operations	(1,074,796)	(906,266)	(876,675)	(168,530)	(29,591)
Gain on disposal of subsidiaries - Discontinued operations	-	-	6,930,504	-	(6,930,504)
Total other income/(expense) - Continued operations	(271,876)	6,867,033	(733,372)	(7,138,909)	7,600,405
Total other income/(expense) - Discontinued operations	-	-	-	-	-

Profit/(Loss) before income taxes	(1,346,672)	5,960,767	(1,610,047)	(7,307,439)	7,570,814
Income tax credit/(expense) - Continuing operations	(15,598)	335,748	(94,947)	(351,346)	430,695
Net profit/(loss) from continuing operations	(1,362,270)	6,296,515	(1,704,994)	(7,658,785)	8,001,509
Net profit/(loss) from discontinued operations	-	-	6,908,558	-	(6,908,558)

Net profit/(loss)	$(1,362,270)	$6,296,515	$5,203,564	$(7,658,785)	$1,092,951

Revenue by category

Revenue from trade commission for our continuing operations were $725,781, $740,701and $2,153,515 for the year ended December 31, 2025, 2024 and 2023, respectively.

Revenue by customer type

Revenue from Non-VIP traders for our continuing operations were $725,781, $740,701and $2,153,515 for the year ended December 31, 2025, 2024 and 2023, respectively.

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

Cost of Revenue

Cost of revenue primarily includes internet service charges, were $192,048, $192,048 and $556,590 for the year ended December 31, 2025, 2024 and 2023, respectively.

Cost of revenue – continuing operations for the years ended December 31, 2025, 2024 and 2023 were $192,048, $192,048 and $556,590, respectively.

Gross Profit

Gross profit for our continuing operations was $533,733, $548,653 and $1,596,925 for the year ended December 31, 2025, 2024 and 2023, respectively.

Operating Expenses

General and administrative expenses for the continuing operations were $1,608,529, $1,454,919 and $2,473,600 for the year ended December 31, 2025, 2024 and 2023, respectively.

General and administrative expenses from the discontinued operations were $nil, $nil and $21,946 for the year ended December 31, 2025, 2024 and 2023, respectively. In the meantime, the Company disposed its subsidiaries and recognized a gain on disposal of subsidiaries of $6,930,504 for the year ended December 31, 2023.

The following table sets forth the main components of our operating expenses of our continuing operations and for discontinued operations for the years ended December 31, 2025, 2024 and 2023.

	For the year ended December 31, 2025		For the year ended December 31, 2024		For the year ended December 31, 2023
	Amount($)	% of Total	Amount($)	% of Total	Amount($)	% of Total
Salary and welfare	552,037	34.3%	758,150	52.1%	1,349,098	54.1%
Office, insurance and rental expenses	29,971	1.9%	35,694	2.5%	10,323	0.4%
Legal and professional fees	870,521	54.1%	505,075	34.7%	655,280	26.2%
Consultancy fee	156,000	9.7%	156,000	10.7%	224,305	9.0%
Others	-	0.0%	-	0.0%	234,594	9.4%
Total operating expenses-continuing operations	1,608,529	100.0%	1,454,919	100.0%	2,473,600	99.1%
Total operating expenses-discontinued operations	-	0.0%	-	0.0%	21,946	0.9%
Total	$1,608,529	100.0%	$1,454,919	100.0%	$2,495,546	100.0%

Other (expense)/income

Other (expense)/income for the continuing operations were $(271,876), $6,867,033 and $(733,372) for the year ended December 31, 2025, 2024 and 2023, respectively.

The fluctuation in other (expense)/income was primarily attributable to changes in non-operating items. In 2025, the amount mainly consisted of interest expense related to the note payable. In 2024, the Company recognized a gain from the revaluation of warrant liabilities, resulting in a significant increase. In 2023, the revaluation of warrant liabilities resulted in a loss, leading to a negative balance.

Profit/(Loss) before income taxes

Our continuing operations incurred profit/(loss) before income taxes $(1,346,672), $5,960,767 and $(1,610,047) for the years ended December 31, 2025, 2024 and 2023, respectively.

Profit/(Loss) before tax from discontinued operations is $nil, $nil and $6,908,558 for the year ended December 31, 2025, 2024 and 2023, respectively.

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

In accordance with the relevant tax laws and regulations of the PRC, a company registered in the PRC is subject to income taxes within the PRC at the applicable tax rate on taxable income. All the PRC subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 25% for the year ended December 31, 2025 and 2024.

The income tax (credit)/expense from the continuing operations for the years ended December 31, 2025, 2024 and 2023 were $15,598, $(335,748) and $94,947.

Net profit/(loss)

As a result of our operations aforementioned, our net profit/(loss) after income taxes for continuing operations for the years ended December 31, 2025, 2024 and 2023 were $(1,362,270), $6,296,515 and $(1,704,994), respectively.

Our discontinued operations incurred net profit $nil, $nil and $6,908,558 for the year ended December 31, 2025, 2024 and 2023, respectively.

Foreign currency translation profit and loss

We had a foreign currency translation loss for the years ended December 31, 2025, 2024 and 2023 of $nil, $nil and $9,858, respectively.

Comprehensive income/(loss)

As a result of the above, we posted a comprehensive income/(loss) of $(1,362,270), $6,296,515 and $5,193,706 for the years ended December 31, 2025, 2024 and 2023, respectively.

Liquidity and Capital Resources

The following tables set forth our consolidated statements of cash flow:

	For the years ended December 31
	2025	2024	2023
Net cash used in operating activities-continuing operations	$(99,302,091)	$(1,338,069)	$(158,778)
Net cash used in operating activities- discontinued operations	-	-	(158,173)
	(99,302,091)	(1,338,069)	(316,951)

Net cash provided by investing activities- continuing operations	-	-	265,668
Net cash provided by investing activities- discontinued operations	-	-	61,376
	-	-	327,044

Repayment to a short-term borrowing from a third party	-	-	(1,550,000)
Proceeds from a private placement	-	21,904,912	-
Proceeds from issuance of convertible note	20,000,000	-	-
Payment for offering costs	(122,500)	-	-
Net cash provided by/(used in) financing activities-continuing operations	19,877,500	21,904,912	(1,550,000)
Net cash provided by/(used in) financing activities-discontinued operations	-	-	-
	19,877,500	21,904,912	(1,550,000)

Net change in cash and cash equivalents - continuing operations	(79,424,591)	20,566,843	(1,443,110)
Net change in cash and cash equivalents and restricted cash - discontinued operations	-	-	(96,797)
	(79,424,591)	20,566,843	(1,539,907)

Cash and cash equivalents, beginning balance - continuing operations	86,624,171	66,057,328	67,500,438
Cash and cash equivalents and restricted cash, beginning balance- discontinued operations	-	-	96,797
	86,624,171	66,057,328	67,597,235

Cash and cash equivalents and restricted cash, ending balance - continuing operations	$7,199,580	$86,624,171	$66,057,328
Cash and cash equivalents and restricted cash, ending balance - discontinued operations	-	-	-
	7,199,580	86,624,171	66,057,328
Reclassification between continuing operations and discontinued operations	-	-	-
Cash flow reclassification - continuing operations	-	-	-
Cash flow reclassification - discontinued operations	-	-	-

Cash and cash equivalents and restricted cash, ending balance - continuing operations	$7,199,580	$86,624,171	$66,057,328
Cash and cash equivalents and restricted cash, ending balance - discontinued operations	-	-	-
	7,199,580	86,624,171	66,057,328

Sources of Liquidity

The cash and cash equivalent balance from the continuing operations as of December 31, 2025 was $7,199,580.

During the year ended December 31, 2025, net cash used by operating activities from operating activities was $99,302,091 which predominantly related to the net loss from continuing operation $1,362,270, interest expense $269,444, net changes in operating assets and liabilities ($98,209,265), prepayment for software purchase and upgrade increase $98,664,545, accrued expense and other payables increase $404,866, tax payable increase $15,447, advance from customer increases $34,967. The investing cash inflow from the continuing operations totaled $nil. The net financing cashflows from continuing operations was $19,877,500, which was related to the issuance of convertible notes.

The cash and cash equivalent balance from the discontinued operations as of December 31, 2025 was $nil.

During the year ended December 31, 2025, net cash used in operating activities from discontinued operations was $nil. Net cash provided by investing activities from discontinued operations was $nil. There was no cash inflow or outflow from financing activities from our discontinued operations in 2025.

The cash and cash equivalent balance from the continuing operations as of December 31, 2024 was $86,624,171.

During the year ended December 31, 2024, net cash used by operating activities from operating activities was $1,338,069 which predominantly related to the net profit from continuing operation $6,296,515, bad debt expenses $5,557, gain on change of fair value of warrant liability $6,638,916, net changes in operating assets and liabilities ($1,001,225), other current assets decrease $390,705,loan receivables decrease $800,000, accrued expenses and other payables decrease $2,237,103 and advances from customers increase $45,173. The investing cash inflow from the continuing operations totaled $nil. The net financing cashflows from continuing operations was $21,904,912, which was related to the private placement.

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

During the year ended December 31, 2023, net cash used in operating activities from operating activities was $158,778 which predominantly related to the decrease in operating assets and liabilities, $1,546,216. The investing cash inflow from the continuing operations totaled $265,668. The net financing cashflows from continuing operations was $(1,550,000), repayment of short-term borrowings from a third party of $1,550,000.

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

As of December 31, 2025, total current liabilities from the continuing operations, $6,179,939, which was related to accrued expenses and other payables $1,762,829, advance from customers $4,386,659, tax payable $30,451 of NFT Limited.

As of December 31, 2025, the Company’s continuing operation had cash and cash equivalents of $2,812,921, restricted cash $4,386,659, a working capital of $99,684,186 and the net assets amounted to $99,684,186.

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

Total liabilities of the Company’s continuing operations as of December 31, 2025 and 2024 amounted to $6,179,939 and $5,724,660, respectively. Total liabilities of the Company’s discontinued operations as of December 31, 2025 and 2024 were $nil and $nil, respectively.

Net assets of the Company’s continuing operations amounted to $99,684,186 and $80,899,511 as of December 31, 2025 and 2024, respectively.

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

Recent Developments

Share Capital Restructuring and Authorization of Future Share Consolidation

The Company’s shareholders approved a series of share capital-related proposals at the extraordinary general meeting held on April 17, 2026, including the share capital reduction and reorganization, the adoption of amended and restated memorandum and articles of association, and the increase in authorized share capital. The Company has effected the implementation of all such approved proposals in accordance with applicable Cayman Islands law and the terms of the resolutions, including the reduction of par value, subdivision and cancellation of shares, and the increase in authorized share capital, and has adopted the corresponding amended and restated memorandum and articles of association reflecting such changes. As a result, the Company’s authorized share capital is currently US$5,000,000 divided into 9,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, each with a par value of US$0.0005 per share. The only remaining item not yet effected is the share consolidation, for which the shareholders authorized the board of directors to determine the specific consolidation ratio (within the approved range) and the effective date, and which has not yet been implemented as of the date of this annual report.

Registered Direct Offering

On March 10, 2026, the Company entered into a securities purchase agreement with certain investors for a registered direct offering, which closed on March 11, 2026. The Company issued an aggregate of 720,779 units, each consisting of one Class A ordinary share and one warrant, at a purchase price of $3.85 per unit, for gross proceeds of approximately $2.77 million and net proceeds of approximately $2.58 million, after deducting placement agent fees and offering expenses. The Company intends to use the net proceeds for working capital and general corporate purposes.

Each warrant has an exercise price of $4.17 per share, is exercisable for five years, and is subject to customary anti-dilution adjustments and a beneficial ownership limitation of 4.99% (which may be increased to 9.99% upon notice). The warrants also included a limited-time “zero cash exercise” feature, under which holders could elect to receive shares based on a Black-Scholes valuation formula, subject to a floor price, and the Company does not expect to receive material additional cash proceeds from warrant exercises.

The Company agreed to certain customary restrictions, including short-term limitations on additional issuances and variable rate transactions, and its officers, directors and affiliates entered into 120-day lock-up agreements. Maxim Group LLC acted as exclusive placement agent and received a cash fee equal to 6% of the gross proceeds, reimbursement of expenses, and a 12-month right of first refusal and tail fee arrangement in connection with future financings.

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

The following table sets forth certain information concerning our directors and executive officer:

Name	Age	Position
Yanying Wang	55	Chief Executive Officer and Chairman
Jianguang Qian	41	Chief Financial Officer
Doug Buerger	69	Director
Guisuo Lu	63	Director
Shuo Li	45	Director

The following is a summary of the biographical information of our directors and officers:

Yanying Wang as the chairman and a director of the Board and the Company’s chief executive officer to fill the vacancy created by Mr. Kuangtao Wang’s resignation. Mr. Yanying Wang has served as the Technical Director of Tian’an Digital Investment (Shenzhen) Co., Ltd since December 2020. Mr. Wang earned his Bachelor’s degree majoring in Computer Science and Technology in 1990 from Hebei University of Technology.

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

Mr. Shuo Li has served as the Vice President of Saibo Holdings Group Co., Ltd since July 2021. Before that, Mr. Li was the regional manager of Beike Holdings Limited from May 2018 to July 2021. Mr. Li earned his Master’s degree in public administrations from China Ocean University in 2010 and his Bachelor’s degree in physics education from Shandong Normal University in 2003.

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

	Doug Buerger	Shuo Li	Guisuo Lu
High level of financial literacy		X	X

Extensive knowledge of the Company’s business		X	X

Marketing/Marketing related technology experience	X	X

Relevant Chief Executive/President or like experience	X	X	X

Corporate Governance expertise		X

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

Shuo Li

High level of financial literacy– Mr. Shuo Li has extensive experience in investment and finance in the industries of international engineering, renewable energy, eco-agriculture, infrastructure. Mr. Shuo Li has served as the Vice President of Saibo Holdings Group Co., Ltd since July 2021. Before that, Mr. Li was the regional manager of Beike Holdings Limited from May 2018 to July 2021. Mr. Li earned his Master’s degree in public administrations from China Ocean University in 2010 and his Bachelor’s degree in physics education from Shandong Normal University in 2003.

Extensive knowledge of the Company’s business – Mr. Shuo Li has strong experience in corporate operations and regional management from his roles at Saibo Holdings Group and Beike Holdings.

Relevant Chief Executive experience – He has served as Vice President of Saibo Holdings Group Co., Ltd since July 2021.

Corporate Governance Expertise – He was regional manager at Beike Holdings (May 2018 – July 2021) and holds an MPA (2010) and a Bachelor’s degree (2003).

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

Our Board of Directors has three committees - the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. The Audit Committee currently consists of Guisuo Lu, Shuo Li and Doug Buerger with Guisuo Lu serving as Chairman. The Compensation Committee currently consists of Guisuo Lu, Shuo Li and Doug Buerger with Doug Buerger serving as Chairman. The Governance and Nominating Committee (the “Nominating Committee”) currently consists of with Guisuo Lu, Shuo Li and Doug Buerger with Shuo Li serving as Chairman.

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

The Board of Directors and its committees held the following number of meetings during 2025:

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

Board Leadership Structure and Role in Risk Oversight

Mr. Yanying Wang is the Company’s Chairman of Board of Director. We have three independent directors. Mr. Yanying Wang is our Chief Executive Officer. Mr. Jianguang Qian is our Chief Financial Officer. They are best situated to serve as our business and industry most capable of identifying strategic priorities and executing our business strategy. We believe that this leadership structure has served the Company well. The Board’s role in the risk oversight of the Company includes, among other things:

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

Based solely on our review of the copies of such reports received by us and on written representations by our officers and directors regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, we believe that, with respect to the fiscal year ended December 31, 2025, our officers and directors, and all of the persons known to us have no one owns more than 10% of our ordinary shares.

B. Compensation

The following table sets forth information with respect to the compensation of each of the named executive officers for services provided in all capacities to NFT Limited and its subsidiaries in the fiscal years ended December 31, 2025 and 2024 in their capacity as such officers.

Summary Compensation Table

Name & Principal Position	Fiscal Year	Base Compensation (annual, unless otherwise noted)	Bonus	Share Award	Total Annual
Yanying Wang[1]	2025	$2,000	$-	$-	$2,000
Chief Executive Officer	2024	$-	$-	$-	$-

Jianguang Qian[2]	2025	$60,000	$-	$-	$60,000
Chief Financial Officer	2024	$27,500	$-	$-	$27,500

Kuangtao Wang[3]	2025	$165,000	$-	$-	$165,000
Chief Executive Officer	2024	$180,000	$-	$-	$180,000

(1)	Mr. Wang was appointed as our Chief Executive Officer on December 2, 2025.

(2)	Mr. Qian was appointed as our Chief Financial Officer on August 16, 2024.

(3)	Mr. Wang was appointed as our Chief Executive Officer on January 4, 2022 and resigned on December 1, 2025

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

Compensation of Directors

The following table sets forth the compensation received by our directors in fiscal years of 2025 and 2024 in their capacity as directors.

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus ($)	Share Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred	All Other Compensation ($)	Total ($)
Yanying Wang[1]	2025		$2,000	-	-	-	-	-	$2,000
Director and Chairman	2024		$-	-	-	-	-	-	$-

Doug Buerger	2025		$46,000	-	-	-	-	-	$46,000
Director	2024		$46,000	-	-	-	-	-	$46,000

Shuo Li [2]	2025	-	$1433.33	-	-	-	-	-	$1433.33
Director	2024	-	$-	-	-	-	-	-	$-

Guisuo Lu3	2025	-	$40,000	-	-	-	-	-	$40,000
	2024		$40,000						$40,000

(1)	Mr. Yanying Wang was appointed as Chairman of the board of directors on December 2, 2025.

(2)	Mr. Shuo Li was appointed as director of the board of directors on November 18, 2025.

(3)	Mr. Guisuo Lu was appointed as director of the board of directors on August 1, 2022.

Option Grants Table

During the years ended December 31, 2025 and 2024, the Company did not grant new share options under the 2015 Plan respectively.

Outstanding Equity Awards at Fiscal Year-End

During the year ended December 31, 2024, Nil restricted share-based awards were granted. Each of the awards is subject to service-based vesting restrictions. The total unvested restricted shares Nil shares as of December 31, 2025.

During the year ended December 31, 2025, none of any outstanding Equity Awards were granted to employees, directors & officers, or consultants or any third parties.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

There was no share option awarded and vested during the fiscal year ended December 31, 2024 and the fiscal year ended December 31, 2025.

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

D. Employees

As of December 31, 2025, we had 8 full-time employee. As for the 8 employees, 1 is General Manager, 1 is CEO, 1 is CFO, 1 is from administrative department, 1 is from financial department, 1 is from technical department, 1 is from operation department, and 1 is from marketing department.

There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

E. Share Ownership

Equity Compensation Plans

There was no equity compensation plans effective during the fiscal year ended December 31, 2025 and the fiscal year ended December 31, 2024.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) any person or group owning more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and (iv) all executive officers and directors as a group as of December 31, 2025.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o NFT Ltd, Office Q,11th Floor Kings Wing Plaza 2, No 1 Kwan Street, Shatin, New Territories, Hong Kong.

		Number of Ordinary Shares	Percentage Ownership of
Beneficial Ownership	Title of Class	Beneficially Owned	Ordinary Shares
Owner of more than 5% of Class
-	Class A Ordinary Shares	-	-
Directors and Officers
Yanying Wang	Class A Ordinary Shares
Jianguang Qian	Class A Ordinary Shares	-	-
Doug Buerger	Class A Ordinary Shares	-	-
Guisuo Lu	Class A Ordinary Shares	-	-
Shuo Li	Class A Ordinary Shares	-	-
All Officers and Directors (Five persons)		-	-

*	Less than 1%

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

Director Independence

NYSE listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Doug Buerger, Guisuo Lu and Shuo Li are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Lease Agreements

The Company leases approximately 400 square feet of office space at Office Q, 11th Floor, Kings Wing Plaza 2, No. 1 Kwan Street, New Territories, Hong Kong, for a lease term of 1 year starting from October 10, 2022, with an annual rent of US$10,000. The lease term has been extended to October 9, 2026.

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

Holders of Our Ordinary Shares

As of December 31, 2025, we had 113 registered shareholders of our Class A ordinary shares, which does not include the shares held in street name by brokerage firms, and 0 registered shareholders of our Class B ordinary shares. The holders of Class A ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of the ordinary shares have no preemptive rights and no right to convert their ordinary shares into any other securities. There is no redemption or sinking fund provisions applicable to the ordinary shares.

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

Summary

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Third Amended and Restated Memorandum and Articles adopted by special resolution dated 18 April 2026 and filed with the Registrar of Companies of the Cayman Islands on 27 April 2026 (“M&A”), the Companies Act (As Revised) of the Cayman Islands, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded.

As of the date hereof, the authorized share capital of the Company is US$5,000,000 divided into 9,000,000,000 Class A ordinary shares of a nominal or par value of US$0.0005 each and 1,000,000,000 Class B ordinary shares of a nominal or par value of US$0.0005 each (the “Class B Ordinary Shares”, together with “Class A Ordinary Shares”, the “Ordinary Shares”). As of April 30, 2026, 18,478,875 Class A Ordinary Shares are issued and outstanding and 0 Class B Ordinary Shares are issued and outstanding.  All of our issued and outstanding Ordinary Shares are fully paid.

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

Pursuant to Rule 13a-15(b) under the Exchange Act, the Company carried out an evaluation with the participation of the Company’s management, including Yanying Wang, the Company’s Chief Executive Officer (“CEO”), and Jianguang Qian, the Company’s Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of December 31, 2025. Based upon that evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that, as of December 31, 2025, the Company’s internal control over financial reporting was not effective. Management identified certain weaknesses of internal control over financial reporting, which is our lack of sufficient number of financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements to properly address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC.

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

As of the date of this report, the Company has initiated the remediation plan and is in the process of implementing the identified measures. Specifically, the Company has begun recruiting additional qualified accounting personnel with U.S. GAAP and SEC reporting experience and has conducted targeted training programs for existing staff. In addition, the Company is developing performance evaluation and incentive mechanisms to further strengthen internal control awareness and accountability.

The remediation efforts are ongoing, and the Company expects to continue implementing and refining these measures throughout fiscal year 2026. While progress has been made, the material weakness has not yet been fully remediated, as sufficient time is required to evaluate the operating effectiveness of the newly implemented controls. The Company will continue to monitor the effectiveness of these measures and make necessary adjustments as appropriate.

At this stage, the Company has not established a fixed completion date but is working toward achieving full remediation as soon as practicable.

Issues Identified:

The Company identified material weaknesses in its internal control over the procurement and payment cycle in relation to a significant software acquisition. These deficiencies included inadequate vendor due diligence, absence of a formal business needs assessment, lack of a comprehensive feasibility study (including financial projections), insufficient approval procedures with unclear authorization and segregation of duties, and inadequate contract and scope documentation. As a result, the vendor misunderstood the Company’s requirements, overestimated its technical capabilities, and may fail to deliver in accordance with contractual terms, exposing the Company to significant financial and operational risks.

Remediation Measures

To address these deficiencies, the Company plans to implement a series of remediation measures to strengthen its internal control framework. These include establishing a formal vendor due diligence policy, requiring the preparation of detailed Business Requirements Documents and feasibility studies for all material procurements, implementing a structured procurement approval matrix with defined authorization thresholds and independent cross-functional review, and enhancing contract governance through clearly defined Statements of Work, acceptance criteria, milestone-based deliverables, and protective contractual provisions. These measures are designed to improve decision-making, ensure proper oversight, and mitigate risks associated with large-scale procurement activities.

Changes in Internal Controls over Financial Reporting

We have not made any changes in internal controls over financial reporting during the year ended December 31, 2025.

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

Audit Fees

We incurred approximately $248,500 for professional services rendered by our current registered independent public accounting firm, ASSENTSURE PAC, for the audit of the Company in the fiscal year 2025.

We incurred approximately $244,000 for professional services rendered by our current registered independent public accounting firm, ASSENTSURE PAC, for the audit of the Company in the fiscal year 2024.

Audit-Related Fees

We did not incur any audit-related fees in the fiscal years ended December 31, 2025 and 2024.

Tax Fees

We did not incur any tax fees in the fiscal years ended December 31, 2025 and 2024.

All Other Fees

We did not incur any fees from our registered independent public accounting firm for services other than the services covered in “Audit Fees” in the fiscal years ended December 31, 2025 and 2024.

Pre-Approval Policies and Procedures

The Board of Directors pre-approves all audit and non-audit services performed by the Company’s auditor and the fees to be paid in connection with such services in order to assure that the provision of such services does not impair the auditor’s independence in accordance with applicable rules and regulations.

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

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16K. CYBERSECURITY

Risk Management and Strategy

To maintain a consistently high level of service experience for our clients, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our chief operating officer, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

As of the date of this Annual Report, we have not experienced cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. For more information regarding the risks the Company faces from cybersecurity threats, see “Item 3D. Risk Factors––Risks Related to Our Business and Industry––We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.”

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our cyber security team is responsible for monitoring and mitigating cybersecurity risks, including those associated with third-party service providers. The team investigates and responds to any suspicious activities within our data environment. Upon detecting any material cybersecurity threat or cybersecurity incident, our cyber security team will report the threat or incident to our head of information technology and cybersecurity functions, who will assume the responsibility for managing the risks from such material cybersecurity threat or cybersecurity incident and monitoring the prevention, mitigation and remediation measures. Our head of information technology and cybersecurity functions is required to update our board of directors regarding the status of any material cybersecurity threats, material cybersecurity incidents or other associated risks, and they are also required to discuss with our board of directors with respect to disclosure of any material cybersecurity threat or incident, if any. Our head of information technology and cybersecurity functions has extensive experience working in the field of cybersecurity, with pertinent background and expertise in cybersecurity risk management and compliance.

If a cybersecurity incident occurs, our cyber security team will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, our cyber security team will promptly report the incident and assessment results to our head of information technology and cybersecurity functions, and, to the extent appropriate, involve external legal counsels to provide advice. Our management shall prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Third Amended and Restated Memorandum and Articles of Association
2.1*	Description of Securities
2.2	Agreement and Plan of Merger dated November 1, 2022 (incorporated by reference to Exhibit 2.1 of the Company’s Registration Statement on Form F-4/A filed with the SEC on April 20, 2023)
2.3	Amended and Restated Agreement and Plan of Merger dated December 15, 2022 (incorporated by reference to Exhibit 2.2 of the Company’s Registration Statement on Form F-4/A filed with the SEC on April 20, 2023)
2.4	Amendment to Amended and Restated Agreement and Plan of Merger, dated September 5, 2023 (incorporated by reference to Exhibit 2.1 of the Company’s Report on Form 6-K filed with the SEC on September 8, 2023)
2.5	Certificate of Merger, dated September 6, 2023 (incorporated by reference to Exhibit 2.2 of the Company’s Report on Form 6-K filed with the SEC on September 8, 2023)
4.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 7, 2025)
4.2	Form of Convertible Promissory Note (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on May 7, 2025)
4.3	Form of Amendment to Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on June 3, 2025)
4.4	Form of Amended and Restated Convertible Promissory Note (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on June 3, 2025)
4.5	Form of Director Offer Letter (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on November 20, 2025)
4.6	Employment Agreement by and between the Company and Yanying Wang dated December 2, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K filed with the SEC on December 3, 2025)
4.7	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on March 12, 2026
4.8	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on March 12, 2026
4.9	Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on March 12, 2026
4.10	Placement Agency Agreement (incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on March 12, 2026
8.1	Subsidiaries of NFT Limited (incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.
13.1**	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Assentsure PAC
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 20-F filed with the SEC on May 16, 2024)
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnish herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NFT Limited

Date: May 1, 2026	By:	/s/ Yanying Wang
Yanying Wang
Chief Executive Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yanying Wang	Chief Executive Officer	May 1, 2026
Yanying Wang	(Principal Executive Officer)

/s/ Jianguang Qian	Chief Financial Officer	May 1, 2026
Jianguang Qian	(Principal Financial and Accounting Officer)

/s/ Doug Buerger	Director	May 1, 2026
Doug Buerger

/s/ Guisuo Lu	Director	May 1, 2026
Guisuo Lu

/s/ Shuo Li	Director	May 1, 2026
Shuo Li

NFT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Assentsure PAC UEN: 201816648N 180B Bencoolen Street, #03-01 The Bencoolen, Singapore 189648 https://assentsure.com.sg/

To the shareholders and the board of directors of
NFT Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NFT Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

May 1, 2026

PCAOB ID Number 6783

NFT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars except Number of Shares)

	December 31,	December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$2,812,921	$82,272,479
Restricted cash	4,386,659	4,351,692
Prepayment and other current assets, net	98,664,545	-
Total current assets	105,864,125	86,624,171

Non-current assets
Non-marketable investment, net	-	-
Total non-current assets	-	-
Total assets	$105,864,125	$86,624,171

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other payables	$1,762,829	$1,357,964
Advance from customers	4,386,659	4,351,692
Tax payable	30,451	15,004
Total current liabilities	6,179,939	5,724,660

Total liabilities	6,179,939	5,724,660

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Common stock (90,000,000 Class A shares authorized; $0.005 par value; 14,318,410 shares issued and outstanding as of December 31, 2025; 5,065,150 shares issued and outstanding as of December 31, 2024)	71,592	25,326
Additional paid-in capital	129,639,826	109,539,147
Accumulated deficit	(30,027,232)	(28,664,962)
Total shareholders’ equity	99,684,186	80,899,511
Total liabilities and shareholders’ equity	$105,864,125	$86,624,171

The accompanying notes are an integral part of these consolidated financial statements

NFT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Stated in U.S. Dollars except Number of Shares)

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2025	2024	2023
Revenue
Commission	$725,781	$740,701	$2,153,515
Revenue	725,781	740,701	2,153,515

Cost of revenue	(192,048)	(192,048)	(556,590)
Gross profit	533,733	548,653	1,596,925

Operating expenses
General and administrative expenses - continuing operations	(1,608,529)	(1,454,919)	(2,473,600)
General and administrative expenses - discontinued operations	-	-	(21,946)
Total operating expenses - continuing operations	(1,608,529)	(1,454,919)	(2,473,600)
Total operating expenses - discontinued operations	-	-	(21,946)
Loss from continuing operations	(1,074,796)	(906,266)	(876,675)

Other income and expenses:
Interest income and bank charges	(2,432)	227,468	1,003,140
Interest expenses	(269,444)	-	-
Sundry income	-	649	-
Gain/(Loss) on change of fair value of warrant liabilities	-	6,638,916	(1,736,512)
Other income and expense
Other (expenses)/income - continuing operations	(271,876)	6,867,033	(733,372)
Other (expenses)/income - discontinued operations	-	-	-
Total other (expenses) income	(271,876)	6,867,033	(733,372)

Profit/(Loss) before income taxes from continuing operations	(1,346,672)	5,960,767	(1,610,047)

Income tax (expenses)/credit-Continuing operations	(15,598)	335,748	(94,947)

Net (loss)/profit from continuing operations	(1,362,270)	6,296,515	(1,704,994)

Loss from discontinued operations, net of income taxes:
Gain on disposal of subsidiaries	-	-	6,930,504
Loss from discontinued operations	-	-	(21,946)
Income tax expense	-	-	-
Net profit from discontinued operations	-	-	6,908,558
Net (loss)/profit	(1,362,270)	6,296,515	5,203,564

Foreign currency translation adjustment	-	-	(9,858)

Comprehensive (loss)/income	$(1,362,270)	$6,296,515	$5,193,706

(Loss) Earnings from continuing operations per share of common stock – basic	$(0.16)	$1.53	$(2.61)
(Loss) Earnings from continuing operations per share of common stock – diluted	$(0.16)	$1.53	$(1.37)
Earnings from discontinued operations per share of common stock – basic	$0.00	$0.00	$10.56
Earnings from discontinued operations per share of common stock – diluted	$0.00	$0.00	$5.56

Weighted average number of common stock outstanding – basic	8,665,047	4,104,283	654,419
Weighted average number of common stock outstanding – diluted	8,665,047	4,104,283	1,243,186

The accompanying notes are an integral part of these consolidated financial statements.

NFT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated in U.S. Dollars except Number of Shares)

	Number of shares	Common Stock	Additional Paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total

Balance, December 31, 2022	699,838	34,992	92,526,972	(39,797,696)	(357,486)	52,406,782

Private placement	699,838	3,499	6,435,008	-	-	6,438,507

Warrant issuance	-	-	(3,235,357)	-	-	(3,235,357)

Net loss from continuing operations	-	-	-	(1,704,994)	-	(1,704,994)

Net profit from discontinued operations	-	-	-	6,541,214	367,344	6,908,558

Foreign currency translation adjustment	-	-	-	-	(9,858)	(9,858)

Balance, December 31, 2023	1,399,676	38,491	95,726,623	(34,961,476)	-	60,803,638

*Correction of par value misstatement	-	(31,493)	31,493	-	-	-

Private placement	1,399,675	6,998	15,459,407	-	-	15,466,405

Effect of share reverse split	75,458	377	(377)	-	-	-

Issuance of common stock warrants	-	-	(11,367,911)	-	-	(11,367,911)

Cashless exercise of common stock warrants exercise	2,190,341	10,953	9,689,912	-	-	9,700,865

Net profit from continuing operations	-	-	-	6,296,515	-	6,296,515

Balance, December 31, 2024	5,065,150	$25,326	$109,539,147	$(28,664,962)	$-	$80,899,511

Issuance of common shares for convertible notes redemption	9,253,260	46,266	20,100,679	-	-	20,146,945

Net loss from continuing operations	-	-	-	(1,362,270)	-	(1,362,270)

Balance, December 31, 2025	14,318,410	71,592	129,639,826	(30,027,232)	-	99,684,186

The accompanying notes are an integral part of these consolidated financial statements.

*	Correction of par value misstatement that was caused by using the wrong par value of $0.005 instead of $0.05 applied to common stock in the year of December 31, 2023.

NFT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. Dollars)

	For the	For the	For the
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Cash flows from operating activities:
Net (loss)/profit from continuing operations	$(1,362,270)	$6,296,515	$(1,704,994)
Net profit from discontinued operations	-	-	6,908,558

Adjustments to reconcile net profit/(loss) to net cash used in operating activities:
Interest expense	269,444	-	-
Bad debt expenses	-	5,557	-
(Gain)/Loss on change of fair value of warrant liability	-	(6,638,916)	1,736,512
Changes in operating assets and liabilities (decrease)/increase in - continuing operations:
Other current assets	-	390,705	(656,373)
Loan receivables	-	800,000	(800,000)
Prepayment	(98,664,545)	-	-
Accrued expenses and other payables	420,313	(2,237,103)	(334,692)
Advances from customer	34,967	45,173	1,600,769
Net changes in operating assets and liabilities (decrease)/increase - discontinued operations	-	-	(7,066,731)
Net cash used in operating activities-continuing operations	(99,302,091)	(1,338,069)	(158,778)
Net cash used in operating activities-discontinued operations	-	-	(158,173)
Net cash used in operating activities	(99,302,091)	(1,338,069)	(316,951)

Cash flows from investing activities:
Disposal of subsidiaries, net of cash	-	-	265,668
Net cash provided by investing activities-continuing operations	-	-	265,668
Net cash provided by investing activities-discontinued operations	-	-	61,376
Net cash provided by investing activities	-	-	327,044

Cash flows from financing activities:
Repayment to a short-term borrowing from a third party, net	-	-	(1,550,000)
Proceeds from a private placement	-	21,904,912	-
Proceeds from issuance of convertible note	20,000,000	-	-
Payment for offering costs	(122,500)	-	-
Net cash provided by/(used in) financing activities-continuing operations	19,877,500	21,904,912	(1,550,000)
Net cash provided by financing activities-discontinued operations	-	-	-
Net cash provided by/(used in) financing activities	19,877,500	21,904,912	(1,550,000)

Net change in cash and cash equivalents, and restricted cash from continuing operations	(79,424,591)	20,566,843	(1,443,110)
Net change in cash and cash equivalents, and restricted cash from discontinued operations	-	-	(96,797)
	(79,424,591)	20,566,843	(1,539,907)

Cash and cash equivalents, and restricted cash beginning balance from continuing operations	86,624,171	66,057,328	67,500,438
Cash and cash equivalents, and restricted cash beginning balance from discontinued operations	-	-	96,797
Cash and cash equivalents, and restricted cash beginning balance	86,624,171	66,057,328	67,597,235

Cash and cash equivalents, and restricted cash ending balance from continuing operations	7,199,580	86,624,171	66,057,328
Cash and cash equivalents, and restricted cash ending balance from discontinued operations	-	-	-
Cash and cash equivalents, and restricted cash ending balance	$7,199,580	$86,624,171	$66,057,328

Reclassification between continuing operations and discontinued operations
Cash flow reclassification - continuing operations	-	-	-
Cash flow reclassification - discontinued operations	-	-	-

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents-continuing operations	$2,812,921	$82,272,479	$61,750,809
Restricted cash-continuing operations	4,386,659	4,351,692	4,306,519
Total cash and cash equivalents -continuing operations	7,199,580	86,624,171	66,057,328

Cash and cash equivalents-discontinued operations	-	-	-
Restricted cash – discontinued operations	-	-	-

Total cash, cash equivalents, and restricted cash	$7,199,580	$86,624,171	$66,057,328

Supplemental cash flows information:
Cash paid for tax	$176	$150	$61,428
Cash received from interest-continuing operations	$-	$227,468	$1,005,431

Supplemental disclosure of non-cash investing and financing activities:

Convertible Notes Issuance

As disclosed on May 6, 2025, NFT Limited, a Cayman Islands exempted company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated investors identified therein (the “Investors”), pursuant to which the Company issued unsecured promissory notes in the aggregate original principal amount of $20,000,000.00 (the “Notes”), convertible into Class A ordinary shares, $0.005 par value per share, of the Company (the “Ordinary Shares”), for $20,000,000.00 in aggregate gross proceeds (the “Note Offering”).

Warrants Exercised (Cashless) Summary

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

(Stated in U.S. Dollars except Number of Shares)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

NFT Limited (“the Company”), a Cayman Islands corporation, entered into an amendment to the Merger Agreement (the “Amendment”), pursuant to which the Effective Time of the Redomicile was amended to be September 18, 2023 (the “New Effective Time”) with Takung Art Co., Ltd. On September 6, 2023, a certificate of merger (the “Merger Certificate”) with the New Effective Time was filed and registered with the Cayman Islands Registrar of Companies. The Company effectively became the holding company of the whole group.

NFT Limited and Subsidiaries (“MI”), operates an electronic online platform located at www.nftoeo.com for artists, art dealers and art investors to offer and trade in valuable artwork.

Hong Kong Takung was incorporated in Hong Kong on September 17, 2012 and operates an electronic online platform for offering and trading artwork. The Company generates revenue from its services in connection with the offering and trading of artwork on its system, primarily consisting of listing fees, trading commissions, and management fees. The Company conducts business primarily in Hong Kong, People’s Republic of China. As of May 23, 2023, the Company sold our former subsidiaries, Hong Kong MQ Group Limited, Hong Kong Takung Art Company Limited and Tianjin Takung to Fecundity Capital Investment Co., Ltd for a purchase price of US$1,500,000.

Takung Cultural Development (Tianjin) Co., Ltd (“Tianjin Takung”) provides technology development services to Hong Kong Takung and also carries out marketing and promotion activities in mainland China. It is engaged in providing services to its parent company Hong Kong Takung by receiving deposits from and making payments to online artwork traders of Takung for and on behalf of Takung when Shanghai Takung was deregistered. On November 8, 2021, the Management became aware of the suspension of the operation of Tianjin Takung by the local authority. As of May 23, 2023, the Company disposed Tianjin Takung as mentioned before.

Hong Kong Takung Art Holdings Company Limited (“Takung Art Holdings”) was formed in Hong Kong on July 20, 2018 and operates as a holding company to control an online platform for offering, selling and trading whole piece of artwork. Takung Art Holdings was deregistered on April 29, 2020 due to deregistration of its wholly-owned subsidiary, Art Era Internet Technology (Tianjin) Co., Ltd., on June 18, 2019. As of May 23, 2023, the Company disposed Takung Art Holdings as mentioned before.

Hong Kong MQ Group Limited (“Hong Kong MQ”) was formed in Hong Kong on November 27, 2018, and is engaged in blockchain and non-fungible tokens (“NFT”) businesses, including consultancy service for NFT launch projects, developing its own NFT marketplace to facilitate users to buy and sell NFTs, as well as development of block chain-based online games. As of May 23, 2023, the Company disposed Hong Kong MQ as mentioned before.

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

Segment Information

The Company operates as a single reportable segment in Hong Kong. Therefore, no geographic information is presented. The Chief Operating Decision Maker (“CODM) reviews financial performance and allocates resources based on the Company’s financial statements, using a single measure of operating profit and a total expense amount. The Company’s CODM, Yanying Wang, did not regularly review the expense categories by detailed classification. As such the Company has not identified any segment expense categories that meet the criteria for disclosure under ASC 280, as amended by ASU 2023-07.

Operating segments are identified based on the internal reports regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance.

The Company determines its operating segments in accordance with ASC 280 Segment Reporting, considering the nature of its products and services, organizational structure, and internal reporting system.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Certain items, including corporate expenses, and other unallocated costs, are not allocated to operating segments as they are not included in the measures reviewed by the CODM.

The CODM evaluates the performance of operating segments primarily based on profit and expense, which is consistent with the information presented in the Company’s internal management reports.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Significant estimates and assumptions are used in, but not limited to, the valuation of financial instruments, including convertible notes and derivative liabilities, the estimation of allowance for credit loss, and the evaluation of deferred tax assets and related valuation allowances.

Actual results could differ materially from those estimates.

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

As of May 23, 2023, The Company’s stockholders approved the proposed sale (the “Disposition”) of our former subsidiaries, Hong Kong MQ Group Limited, Hong Kong Takung Art Company Limited to Fecundity Capital Investment Co., Ltd for a purchase price of US$1,500,000. As of December 31, 2023, no discontinued operation business remained.

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

There were no assets or liabilities measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820 as of December 31, 2025 and 2024.

Comprehensive loss

The Company follows the provisions of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) 220 “Reporting Comprehensive Income”, and establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. For the years ended December 31, 2025 and 2024, the Company’s comprehensive income/(loss) includes net profit and foreign currency translation adjustment.

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

The ending balance of our restricted cash totaling $4,386,659 and $4,351,692 as of December 31, 2025 and 2024, respectively.

Loan receivable

Loan to third parties is presented under current asset of the balance sheets based on the nature and loan period of time.

Prepayment and other current assets, net

Prepayment and other current assets mainly consist of prepayment for software development of NFT platform.

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

Revenue by customer type

The following table presents the revenue by customer type for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	2025	2024	2023
Non - VIP traders	$725,781	$740,701	$2,153,515
Total	$725,781	$740,701	$2,153,515

Cost of revenue

The Company’s cost of revenue primarily consists of expenses associated with the delivery of its service. These include expenses related to the operation of the data centers, such as internet service charge.

	For the year ended December 31,
	2025	2024	2023
Internet service charge	$192,048	$192,048	$556,590
Total	$192,048	$192,048	$556,590

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

Earnings (loss) per share

Basic net income (loss) per share (EPS) is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding during the year. Diluted income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of ordinary shares outstanding during the period adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities are excluded from the computation of dilutive EPS in periods in which the effect would be antidilutive (Note 11).

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, account receivables. The carrying values of the financial instruments approximate their fair values due to their short-term maturities. The Company places its cash and cash equivalents and restricted cash with financial institutions with high-credit ratings and quality. Account receivables primarily comprise of amounts receivable from the trader customers. With respect to the prepayment to service suppliers, the Company performs on-going credit evaluations of the financial condition of these suppliers. The Company establishes an allowance for credit loss based upon estimates, factors surrounding the credit risk of specific service providers and other information. Actually, the Company has no account receivables and advances to vendor for year 2025 and year 2024. Prepayment and other current assets mainly consist of the prepayment software development.   The Central Bank of Djibouti (BCD) regulates the banking sector and has implemented measures to strengthen the financial system, such as increasing capital requirements and improving liquidity ratios. However, there is no specific mention of a formal deposit insurance system that protects depositors in case of bank failures.

Concentration of customers

There were no revenues from customers that individually represent greater than 10% of the total revenues during the years ended December 31, 2025 and 2024.

Concentration of advance from customers

As of December 31, 2025 and 2024, there were no traders that individually accounted for greater than 10% of the Company’s total advance from customers.

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

As of December 31, 2025, the Company’s investment consist of a non-marketable investment in a privately held company incorporated in British Virgin Islands without readily determinable market values. The Company elected the measurement alternative under which the Company measured the investment at cost minus impairment with an adjustment to the changes from observable price changes in orderly transactions for the similar investments of the same issuer.

Management determined that the future undiscounted cash flow was less than the carrying cost of the Company’s non-marketable investment and fully recognized an impairment charge of $10,630,120, against the Company’s non-marketable investment.

The carrying value is measured as the total initial cost minus impairment. The carrying value for the Company’s non-marketable investment is nil and summarized below:

	December 31,	December 31,
	2025	2024

Total initial cost	$10,630,120	$10,630,120
Cumulative net gain (loss)	-	-
Provision for impairment	(10,630,120)	(10,630,120)
Total carrying value	$-	$-

For the year ended December 31, 2025, 2024 and 2023, the Company did not incur provision for impairment.

4. PREPAYMENT AND OTHER CURRENT ASSETS, NET

Other current assets mainly consist of the prepaid software development.

	December 31, 2025	December 31, 2024
Prepayment of NFT platform software development	98,664,545	-
Less: allowance for doubtful accounts	-	-
Subtotal	98,664,545	-

For the years ended December 31, 2025 and 2024, the Company did not provide for allowance for credit loss.

The amount of $98,664,545 is the prepayment for platform software development. None of the suppliers of platform software development is related party of the Company and all the prepayment was refunded to the Company in April 2026 due to the failure of the platform software development.

5. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables as of December 31, 2025 and 2024 consisted of:

	December 31,	December 31,
	2025	2024
Payroll payables	$1,555,918	$1,303,352
Office rental	20,000	10,000
Other payables	186,911	44,612
Total accrued expenses and other payables	$1,762,829	$1,357,964

6. INCOME TAXES

NFT Ltd is incorporated in Cayman Islands. Takung Exchange Ltd is incorporated in Wyoming USA. Takung Digital Ltd is incorporated in New York. Metaverse HK were incorporated in Hong Kong S.A.R. People’s Republic of China and is subject to Hong Kong profits tax.

United States of America

As of December 31, 2025 and 2024, the Company in the United States had $13,344 and $8,192 in net operating loss carry forwards available to offset future taxable income, respectively. For net operating losses arising after December 31, 2017, the Tax Act limits the Company’s ability to utilize NOL carryforwards to 80% of taxable income and carryforward the NOL indefinitely. NOLs generated prior to January 1, 2018 will not be subject to the taxable income limitation and will begin to expire in 2033 if not utilized.

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

The provision for deferred taxes of Metaverse HK has been calculated by applying the new tax rate of 16.5%.

As of December 31, 2025 and 2024, the Company’s subsidiary in Hong Kong did not have any net operating loss carry forwards available to offset future taxable income, respectively.

The income tax expense/(credit) was $15,598, $(335,748), $94,947 for the years ended December 31, 2025, 2024 and 2023, respectively, related primarily to the Company’s subsidiaries located outside of the U.S.

The income tax provision consists of the following components:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Current:
Federal	$-	$-	$-
State	-	-	-
Foreign	15,598	(335,748)	94,947
Total current income tax expenses/(credit), continuing operations	15,598	(335,748)	94,947
Current income tax expenses, discontinued operations	-	-	-
Total current	$15,598	$(335,748)	$94,947

Deferred:
Federal	$-	$-	$-
State	-	-	-
Foreign	-	-	-
Total deferred income tax expenses, continuing operations	-	-	-
Deferred income tax expenses, discontinued operations	-	-	-
Total deferred	$-	$-	$-
Total income tax expense/(credit)	$15,598	$(335,748)	$94,947

A reconciliation between the Company’s actual provision for income taxes is as follow:

Continuing operations

The effective tax rate for the continuing operations was (1.2%), (5.6)% and (5.9)% for the years ended December 31, 2025, 2024 and 2023, respectively.

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
(Loss)/Profit before income tax expense	$(1,346,672)	$5,960,767	$(1,610,047)
Computed tax benefit with statutory tax rate	(222,201)	983,527	(338,110)
Over provision of current taxation in respect of prior year	(14,853)	(350,590)	-
Impact of different tax rates in other jurisdictions	272,847	(954,146)	(52,799)
Impact of preferred tax rate	(21,277)	(14,854)	-
Changes in valuation allowance	1,082	315	485,856
Total income tax expense	$15,598	$(335,748)	$94,947

Discontinued operations

The effective tax rate for the discontinued operations was 0.0%, 0.0% and 0.0% for the years ended December 31, 2025, 2024 and 2023, respectively.

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Loss before income tax expense	$-	$-	$(21,946)
Computed tax benefit with statutory tax rate	-	-	(4,608)
Impact of different tax rates in other jurisdictions	-	-	(988)
Effect of preferred tax rate	-	-	3,621
Changes in valuation allowance	-	-	1,975
Total income tax expense	$-	$-	$-

The approximate tax effects of temporary differences, which give rise to the deferred tax assets and liabilities are as follows:

Continuing operations

	As of December 31,	As of December 31,
	2025	2024
Deferred tax assets
Tax loss carried forward	$13,344	$8,192
Total deferred tax assets	2,802	1,720
Less: valuation allowance	(2,802)	(1,720)
Total deferred tax assets, net of valuation allowance	-	-

Deferred tax liabilities
Total Deferred tax liabilities	$-	$-
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$-	$-

Discontinued operations

	As of December 31,	As of December 31,
	2025	2024
Deferred tax assets
Tax loss carried forward	$-	$-
Provision for doubtful accounts	-	-
PPE, due to difference in depreciation	-	-
Total deferred tax assets	-	-
Less: valuation allowance	-	-
Total deferred tax assets, net of valuation allowance	-	-

Deferred tax liabilities
Total Deferred tax liabilities	$-	$-
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$-	$-

Uncertain tax positions

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by the respective jurisdictions, where applicable. The statute of limitations for the tax returns varies by jurisdictions.

The amounts of uncertain tax liabilities listed above are based on the recognition and measurement criteria of ASC Topic 740, and the balance is presented as current liability in the consolidated financial statements as of December 31, 2025 and 2024. The Company anticipated that the settlements with the taxing authority are remitted within one year.

Our policy is to include interest and penalty charges related to uncertain tax liabilities as necessary in the provision for income taxes. The Company has a liability for accrued interest of $nil as of December 31, 2025 and 2024, respectively.

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

7. GAIN ON DISPOSAL OF SUBSIDIARIES

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

8. LEASES

The Company has operating leases for its office facilities. The Company’s leases have remaining terms of less than one year. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

The operating lease expense, including one lease arrangements, for the year ended December 31, 2025, 2024 and 2023 was as follows:

		For the year ended	For the year ended	For the year ended
Lease Cost	Classification	December 31, 2025	December 31, 2024	December 31, 2023
Operating lease cost	General and administrative expenses	$10,000	$10,000	$10,000

Total lease cost		$10,000	$10,000	$10,000
Operating lease cost-discontinued operations	General and administrative expenses	-	-	-
Total lease cost		$10,000	$10,000	$10,000

9. COMMITMENTS AND CONTINGENCIES

Capital Commitments

As of December 31, 2025 and 2024, the Company had no capital commitments.

Contingencies

As of December 31, 2025 and through the issuance date of the consolidated financial statements included in this Form 20-F, the Company does not have any other significant indemnification claims.

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

The fair value of the warrant liabilities presented below were measured using a BSM valuation methodology. Significant inputs into the respective model at the inception, de-recognition and reporting period measurement dates are summarized as follows:

		Period Ended	Expiration Date
Valuation Assumption	Issuance Date	Jun 6, 2024	Nov 2, 2028

Exercise Price	0.207	0.207	0.207
Warrant Expiration date	Nov 2, 2028	Nov 2, 2028	Nov 2, 2028
Stock Price	0.13	0.11	-
Interest Rate (Annual)	4.65%	4.29%	-
Volatility (Annual)	100.54%	159.04%	-
Time to Maturity (Years)	5	4.41	Expired
Calculated Value per Share	0.09	0.10	-

Notes

1.	Exercise price Based on the terms provided in the warrant agreement to purchase common stock of NFT Ltd. dated November 2, 2023.

2.	Warrant expiration date Based on the terms provided in the warrant agreement to purchase common stock of NFT Ltd. dated November 2, 2023.

3.	Stock price Closed price quoted from NASDAQ https://www.nasdaq.com/market-activity/stocks/mi/historical

4.	Interest rate per annual Interest rate for U.S. Treasury Bonds, as of each presented period ending date, as published by the U.S. Federal Reserve: https://www.treasury.gov/resource-center/data-chart-center/interest-rates/pages/TextView.aspx?data=yieldYear&year=2020

5.	Volatility Based on the historical daily volatility of NFT Ltd as of each presented period ending date.

(1)	Exercise of warrants for gross proceeds of NIL and a warrant liability fair market value of NIL as of the exercise date.

(2)	Expiration of Warrants on November 2, 2028.

(3)	The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about of future activities and the Company’s stock prices and historical volatility as inputs. During the year ending December 31, 2024, the warrants have been exercised.

Warrant liabilities Fair value at initial measurement	Warrant outstanding	Fair value per share	Fair value
		$	$
November 2, 2023	* 699,838	4.50	$3,235,357
Loss on change of fair value of warrant liabilities	-	-	1,736,512
Fair value as of period ended Dec 31, 2023	699,838	7.1043	4,971,869
Gain on change of fair value of warrant liabilities			(1,602,503)
Fair value of period ended June 6, 2024 Cashless exercise of 489,880	699,838	4.814	3,369,366
At reporting date on June 30, 2024 de-recognition of 699,838	(699,838)	4.814	(3,369,366)
Fair value for the period ended June 30, 2024			-

*	All shares and per share data have been retroactively restated to reflect reverse stock split effected on April 12, 2024 onwards

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

The fair value of the warrant liabilities presented below were measured using a BSM valuation model. Significant inputs into the respective model at the inception and reporting period measurement dates are summarized as follows:

		Period Ended	Expiration Date
Valuation Assumption	Issuance Date	July 9, 2024	Nov 2, 2028

Exercise Price	0.276	0.276	0.276
Warrant Expiration date	Feb 2, 2029	Feb 2, 2029	Feb 2, 2029
Stock Price	0.18	0.10	-
Interest Rate (Annual)	3.99%	4.24%	-
Volatility (Annual)	152.48%	158.8%	-
Time to Maturity (Years)	5	4.57	Expired
Calculated Value per Share	0.16	0.09	-

Notes

1.	Exercise price Based on the terms provided in the warrant agreement to purchase common stock of NFT Ltd. dated February 2, 2024.

2.	Warrant expiration date Based on the terms provided in the warrant agreement to purchase common stock of NFT Ltd. dated February 2, 2024.

3.	Stock price Closed price quoted from NASDAQ https://www.nasdaq.com/market-activity/stocks/mi/historical

4.	Interest rate per annual Interest rate for U.S. Treasury Bonds, as of each presented period ending date, as published by the U.S. Federal Reserve: https://www.treasury.gov/resource-center/data-chart-center/interest-rates/pages/TextView.aspx?data=yieldYear&year=2024

5.	Volatility Based on the historical daily volatility of NFT Ltd as of each presented period ending date.

(1)	Exercise of warrants for gross proceeds of NIL and a warrant liability fair market value of NIL as of the exercise date.

(2)	Expiration of Warrants on February 2, 2029.

(3)	The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about of future activities and the Company’s stock prices and historical volatility as inputs.

Warrant liabilities Fair value at initial measurement	Warrant outstanding	Fair value per share	Fair value

February 2, 2024	* 1,399,675	$8.12	$11,367,911
Loss on change of fair value of warrant liabilities	-	-	(5,036,413)
De-recognition due to cashless exercise on July 9, 2024	(1,399,675)	4.52	(6,331,498)
Fair value as of period ended December 31, 2024			0

*	All shares and per share data have been retroactively restated to reflect reverse stock split effected on April 12, 2024, onwards

Prior to the reverse stock split on April 12, 2024, there were 69,983,770 Class A ordinary shares underlying the January Warrants; following the reverse split, the number was reduced to 1,399,675 Class A ordinary shares underlying the January Warrants.

11. NET PROFIT/LOSS PER SHARE

The computation of the Company’s basic and diluted net profit/(loss) per share is as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Numerator:
Net (loss)/profit-continuing operations	$(1,362,270)	$6,296,515	$(1,704,994)
Net loss – discontinued operations	-	-	6,908,558
Total net (loss)/profit	(1,362,270)	6,296,515	5,203,564

Denominator:
Weighted-average shares outstanding-Basic	8,665,047	4,104,283	654,419
Stock options and restricted shares	-	-	588,767
Weighted-average shares outstanding-Diluted	8,665,047	4,104,283	1,243,186
(Loss)/Earnings per share-continuing operations
-Basic	$(0.16)	$1.53	$(2.61)
-Diluted	$(0.16)	$1.53	$(1.37)

Earnings per share-discontinued operations
-Basic	$-	$-	$10.56
-Diluted	$-	$-	$5.56

Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

As of December 31, 2025, there were no outstanding stock options and no other securities that would potentially be converted to additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued were excluded from the calculation of diluted net loss per share.

12. SHAREHOLDERS’ EQUITY

Share Options:

There was no share options granted during the year of 2025 and no share options were forfeited nor exercised in the year ended December 31, 2025.

Shares Issued and Outstanding:

90,000,000 Class A shares authorized; $0.005 par value; 14,318,410 shares issued and outstanding as of December 31, 2025; 5,065,150 shares issued and outstanding as of December 31, 2024.

Convertible Notes

On May 6, 2025, NFT Limited, a Cayman Islands exempted company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated investors identified therein (the “Investors”), pursuant to which the Company will issue unsecured promissory notes in the aggregate original principal amount of $20,000,000.00 (the “Notes”), convertible into Class A ordinary shares, $0.005 par value per share, of the Company (the “Ordinary Shares”), for $20,000,000.00 in aggregate gross proceeds.

The Notes bear a simple interest at a rate of 5% per annum. All outstanding principal and accrued interest on the Note will become due and payable thirty-six (36) months after the purchase price of the Notes is delivered by Investors to the Company (the “Purchase Date”). The Company may prepay all or a portion of the Notes at any time by paying 105% of the outstanding balance elected for pre-payment, provided that the Company gives no less than five (5) Trading Days (as defined in the Note) prior written notice to the Investors. The Investors have the right to redeem the Note, up to $250,000.00 per calendar month, at any time after the date that is six (6) months from the Purchase Date by providing the Company with a redemption notice. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at the Conversion Price (as defined in the Note). The Investors have the right at any time after the date that is six (6) months from the Purchase Date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into shares of fully paid and non-assessable Ordinary Shares of the Company as described above.

On June 3, 2025, the Company entered into a certain amendment (the “Amendment”) to the Purchase Agreement in accordance with the terms of the Purchase Agreement. Pursuant to the Amendment, the Company and the Investors agreed to (i) amend and restate the Notes (the “Amended and Restated Notes”) such that the Amended and Restated Notes shall become convertible and redeemable after one (1) month from the Purchase Price Date (as defined in the Notes), and (ii) provide registration rights under a registration statement on Form F-1 to the Investors for the Ordinary Shares issuable upon the conversion or redemption of the Amended and Restated Notes.

US$20 million were converted into 9,253,260 Class A Ordinary Shares at $2.1614 per share on August 11, 2025.

13. SUBSEQUENT EVENT

The Company evaluated all events and transactions from December 31, 2025 up to report date, which is the date that these consolidated financial statements are available to be issued.

On February 26, 2026, the board of directors of the Company approved and adopted the 2026 Equity Incentive Plan (the “2026 Plan”) to attract and retain employees, directors, officers and consultants. Pursuant to the 2026 Plan, the Company reserved an aggregate of 2,147,000 Class A ordinary shares for issuance, representing approximately 15.0% of the Company’s issued and outstanding Class A ordinary shares as of the record date.

In connection with the 2026 Plan, the Company also authorized the registration of the shares issuable under the plan on a Form S-8 registration statement.

The Company is in the process of implementing the 2026 Plan and assessing its potential financial impact.

On March 2026, NFT Ltd utilized its Form F-3 registration to complete a registered direct offering, raising gross proceeds of approximately $2.77 million (net of approximately $2.58 million after fees), with proceeds intended for working capital and general corporate purposes.

Subsequent to the extraordinary general meeting held on April 17, 2026, the Company completed a share capital restructuring in accordance with Cayman Islands law, including a reduction in par value and related reorganization measures. As a result, the Company’s authorized share capital was adjusted to US$5,000,000, divided into 9,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, each with a reduced par value of US$0.0005 per share. The Company also adopted amended and restated memorandum and articles of association reflecting these changes. The authorized share consolidation has been approved but has not yet been implemented as of the date of this annual report. In April 2026, due to the failure of the platform software development, the Company entered into a termination agreement for the project and received a full refund of the prepayment for software development in the amount of $98,664,545.

In April 2026, due to the failure of the platform software development, the Company entered into a termination agreement for the project and received a full refund of the prepayment for software development in the amount of $98,664,545.

There are no further material subsequent events that require disclosure in these consolidated financial statements.